TABLE OF CONTENTS

4	Introduction
6	Five years key figures
7	2009 Highlights
8	Outlook for 2010
13	Tanker Division
16	Tanker Division – supply and demand
20	Time line tanker operations activities
22	Bulk Division
24	Bulk Division – supply and demand
26	Organisation – human resources
29	Strategy
32	CSR strategy
38	Risk management
41	Corporate governance
47	Shareholder relations
50	Financial review 2009
55	Consolidated income statement
56	Consolidated statement of comprehensive income
57	Consolidated balance sheet
59	Consolidated statement of changes in equity
60	Consolidated cash flow statement
61	Notes
98	Board of Directors and Management
101	Management’s and auditors’ report
103	Parent company 2009
114	Fleet overview
115	Newbuildings
116	Glossary

BASIC INFORMATION

NAME AND ADDRESS: TORM A/S · TUBORG  HAVNEVEJ  18 · DK-2900  HELLERUP ¬ DENMARK · TEL.:  +45  3917  9200 · WWW.TORM.COM · FOUNDED: 1889 · CVR:  22460218 · BOARD  OF  DIRECTORS:  N.  E.  NIELSEN  (CHAIRMAN) · CHRISTIAN  FRIGAST  (DEPUTY  CHAIRMAN) · PETER  ABILDGAARD  (ELECTED  BY  THE  EMPLOYEES) · LENNART  ARRIAS  (ELECTED  BY  THE  EMPLOYEES) ·  MARGRETHE BLIGGAARD (ELECTED BY THE  EMPLOYEES) · BO ·  JAGD  JESPER JARLBÆK · GABRIEL  PANAYOTIDES · ANGELOS PAPOULIAS · STEFANOS-NIKO ZOUVELOS · EXECUTIVE MANAGEMENT:  MIKAEL  SKOV,  CEO · ROLAND M. ANDERSEN,  CFO.

INTRODUCTION

The result for 2009 is in line with the expectation of a break-even result. Leverage of the pool concept increased utilisation of the fleet resulting in earnings above market levels during the year. In combination with a fully funded order book and the continued implementation of TORM’s efficiency programme, the Company has improved its competitive position.

Profit before tax and impairment loss totalled USD 1 million in line with expectations. After an extraordinary impairment loss of USD 20 million relating to the Company’s 50% stake in FR8, profit before tax amounted to USD -19 million.

In the first half of 2009, freight rates for TORM’s product tankers plummeted to historical lows as a result of the declining global oil consumption. On the upside, a more effective vessel capacity utilisation meant that the Company’s earnings exceeded general market levels. In the second half of the year, the bulk market showed signs of recovery. However, this market became progressively less important for TORM over the year as the Company sold four of its six bulk carriers during the year. Despite the fact that the short-term outlook for the product tanker market remains difficult, TORM maintains its long-term strategic focus on and belief in this segment.

In 2008, TORM initiated an extensive process as part of the Company’s strategy to improve efficiency and competitive position. The focus was aimed at work and delivery processes as well as the global fleet management set-up. This included centralisation of global back-office routines, IT functions and procurement. Further, the Company’s global organisation for crew planning, vessel management and maintenance were restructured and simplified with significant cost improvements. As a consequence of the efficiency programme, TORM unfortunately had to dismiss approximately 10% of the land-based employees. The programme will continue going forward. For 2010, costs will be reduced by approximately USD 50 million compared to 2008.

At the end of 2009 and the beginning of 2010, TORM signed agreements with Chinese banks and export credit agencies to finance 12 new MR vessels at a total of USD 337 million.

The agreements were entered into on market terms and with a covenant structure corresponding to the Company’s existing loan agreements. These agreements support TORM’s long-term fleet development plans and reflect our strong long-term relations with Chinese partners. With these agreements, TORM’s unutilised credit facilities and cash available totalled USD 700 million at 1 February 2010. The remaining investments relating to the order book amounted to USD 455 million at 31 December 2009.

TORM is well prepared for the continued challenging market conditions. The Company has a sound financial position and has significantly enhanced efficiency of the organisational structure. TORM’s position is therefore further improved to participate in a future consolidation of the product tanker market.

Corporate social responsibility (CSR) is an integral part of TORM’s business, our day-to-day operations, our staff policy and our relations with the surrounding community. To document TORM’s CSR ambition, a strategy was adopted in 2009. Also, TORM became the first Danish shipping company to subscribe to the UN Global Compact encompassing a number of basic principles on human and employee rights, anti-corruption and environmental protection.

TORM acknowledges its responsibility for reducing the shipping industry’s contribution to global warming as well as the economic benefits from a number of ambitious, yet realistic targets for reducing the Company’s CO2 emissions. TORM’s goal for 2020 is a 20% reduction of CO2 emissions per vessel relative to 2008 levels and a 25% cut in CO2 emissions per employee at our offices around the world.

These targets were announced in TORM’s Environmental Report 2008, which was awarded the best CO2 reporting at the annual financial reporting awards presented by the Danish newspaper Børsen in 2009. Furthermore, TORM received BP’s Environmental Achievement award in 2009. The importance of the Company’s CSR work is heightened by the fact that customers are increasingly demanding responsibility, environmental protection and safety. CSR commitment will therefore be one of the drivers for future cost-reduction efforts and earnings potential.

Piracy remained a major threat in 2009 to the safety and peace of mind of the seafarers passing through the Gulf of Aden and off the coast of Somalia and Kenya. TORM does everything in its power to avoid pirate attacks and we have not experienced any hijackings to date. Extensive security instructions have been implemented for vessels sailing in the area, and these are regularly updated according to the situation. Meanwhile, TORM continues, in collaboration with the Danish Shipowners’ Association, Intertanko and the IMO, to seek a long-term political solution to the problem.

Considering, the development in 2009 and the outlook for another challenging year in 2010 the Board of Directors proposes not to pay out dividends for the financial year 2009.

trends will turn around conclusively. The Board of Directors and the new Executive Management, CEO Jacob Meldgaard and CFO Roland M. Andersen, will together with the entire TORM organisation, have to steer TORM through a market that remains difficult while also further developing the Company’s strategy. TORM’s long-term ambition remains unchanged to consolidate the Company’s position as the leading product tanker operator in the world.

At 31 December 2009, approximately 36% of the earning days for 2010 were covered.

For the full year 2010, the forecasted loss before tax is USD 15-60 million.

The Board of Directors and Management would like to thank all employees on land and at sea for their great efforts in a difficult year. Your efforts and commitment to TORM’s strategy and fundamental values are essential for us to achieve our goals.

TORM would also like to thank our approximately 17,000 shareholders and all other stakeholders for their great support and the interest they have taken in the Company.

On 1 April 2010, Jacob Meldgaard will replace Mikael Skov as CEO. In connection with this, Mikael Skov has decided to leave TORM after 25 years’ employment to seek new challenges outside the Company. We thank Mikael Skov for his excellent and valued cooperation in TORM and great efforts during the past 25 years where he has been part of developing the Company into what it is today.

2010 will be another exciting year for TORM. The economic crisis is not yet over, and it is difficult to predict when market
N.E. Nielsen Chairman of the Board

FIVE YEARS KEY FIGURES

USD million
INCOME STATEMENT	2009	2008	2007	2006	2005

Revenue	862	1,184	774	604	586
Time charter equivalent earnings (TCE)	633	906	604	454	464
Gross profit	243	538	334	270	315
EBITDA	203	572	288	301	351
Operating profit (EBIT)	50	446	199	242	303
Financial items	-69	-86	605	-1	-4
Profit/(loss) before tax	-19	360	804	241	299
Net profit for the year	-17	361	792	235	299
Net profit for the year excl. impairment loss	3	361	792	235	299

BALANCE SHEET

Non-current assets	2,944	2,913	2,703	1,970	1,528
Total assets	3,227	3,317	2,959	2,089	1,810
Equity	1,247	1,279	1,081	1,281	905
Total liabilities	1,981	2,038	1,878	808	905
Invested capital	2,926	2,822	2,618	1,300	1,176
Net interest bearing debt	1,683	1,550	1,548	663	632
Cash and cash equivalents	122	168	105	32	157

CASH FLOW

From operating activities	116	385	188	232	261
From investing activities,	-199	-262	-357	-118	-473
thereof investment in tangible fixed assets	-289	-378	-252	-246	-636
From financing activities	37	-59	242	-239	303
Total net cash flow	-46	63	73	-125	91

KEY FINANCIAL FIGURES *)

Gross margins:
TCE	73.4%	76.5%	78.0%	75.2%	79.2%
Gross profit	28.2%	45.4%	43.2%	44.7%	53.8%
EBITDA	23.5%	48.3%	37.2%	49.8%	59.9%
Operating profit	5.8%	37.7%	25.7%	40.1%	51.7%
Return on Equity (RoE)	-1.3%	30.6%	67.1%	21.5%	36.9%
Return on Invested Capital (RoIC) **)	1.7%	16.4%	10.2%	19.5%	33.8%
Equity ratio	38.6%	38.6%	36.5%	61.3%	50.0%
Exchange rate USD/DKK, end of period	5.19	5.28	5.08	5.66	6.32
Exchange rate USD/DKK, average	5.36	5.09	5.44	5.95	6.00

SHARE RELATED KEY FIGURES *)

Earnings per share, EPS (USD)	-0.3	5.2	11.4	3.4	4.3
Diluted earnings per share, EPS (USD)	-0.3	5.2	11.4	3.4	4.3
Cash flow per share, CFPS (USD)	1.7	5.6	2.7	3.3	3.7
Proposed dividend per share (USD) ***)	0.00	0.76	0.89	1.02	1.82
Proposed dividend per share (DKK)	0.00	4.00	4.50	5.75	11.50
Extraordinary dividend per share (DKK)	0.00	4.50	27.50	0.00	0.00
Share price in DKK, end of period (per share of DKK 5 each)	50.7	55.5	178.2	186.0	152.6
Number of shares, end of period (million)	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average (million)	69.2	69.2	69.2	69.4	69.7

*)
Key figures are calculated in accordance with the recommendations from the Danish Society of Financial Analysts. The comparative figures are restated to reflect the change in the denomination of the Company’s shares from DKK 10 per share to DKK 5 in May 2007.

**)
Return on Invested Capital. Defined as: Operating profit divided by average Invested capital, defined as average of beginning and ending balances of (equity plus Net interest bearing debt less Non-operating assets).

***)	Proposed dividend per share has been translated into USD by using the USD/DKK exchange rate at year end for the year in question

2009
HIGHLIGHTS

TORM posted a 2009 result in line with break-even expectations. High fleet utilisation yielding above market earnings during the year combined with substantial cost reductions contributed positively to earnings. In combination with a fully funded order book the Company has improved its competitive position further under difficult market conditions.

•  Profit before tax and extraordinary impairment loss totalled USD 1 million which is in line with expectations. After an extraordinary impairment write-down of USD 20 million relating to the Company’s 50% stake in FR8, loss before tax amounted to USD 19 million.

•  In 2009, the Tanker Division’s earnings were negatively impacted by the global recession and the resulting decline in global oil consumption as well as the influx of a high number of new vessels. Effective utilisation of TORM’s fleet in the second half secured earnings above the general market average.

•  The sale and delivery of four bulk carriers affected profit before tax positively by USD 33 million. The sale of two bulk carriers in November 2009 at a total profit of USD 18 million will be taken to income in the first quarter of 2010 upon delivery of the vessels.

•  TORM’s efficiency programme “Greater Efficiency Power” will in 2010, in line with projections, reduce vessel operating costs by some 15% per vessel and administrative expenses by some 20% compared to 2008. Annual cost savings will materialise in the range of USD 50 million.

•  In December 2009, TORM signed an agreement to finance six of the Company’s MR newbuildings in the amount of USD 167 million. The vessels are planned for delivery between 2010 and 2012. After the balance sheet date, TORM signed an additional agreement on 1 February 2010 to finance six other MR newbuildings in the amount of USD 170 million. TORM’s cash and unutilised loan facilities hereafter amounted to USD 700 million.

•  Remaining installments relating to TORM’s order book as of 31 December 2009 amounted to USD 455 million, which is fully funded.

•  As of 31 December 2009, equity amounted to USD 1,247 million (DKK 6,472 million), corresponding to USD 18 per share (DKK 93) excluding treasury shares, giving TORM an equity ratio of 38.6%.

•  TORM calculates the long-term earnings potential of its fleet based on discounted expected future cash flows in accordance with IFRS. The calculated value of the fleet as of 31 December 2009 supports book values.

•  In 2009, TORM strengthened the Company’s CSR strategy and defined ambitious goals for reduction of CO2 emissions going forward. The Company signed the UN Global Compact during 2009 and a global CSR organisation has been established.

•  As of 31 December 2009, 31% of the earning days in the Tanker Division for 2010 had been covered at a rate of USD/day 18,989 and 71% of the earning days in the Bulk Division at a rate of USD/day 18,100.

•  As of 1 April 2010, Jacob Meldgaard will take over the position as CEO, as previously announced.

•  For the full year 2010, TORM forecasts a loss before tax of USD 15-60 million. The outlook is subject to considerable uncertainty.

•  The Board of Directors recommends, subject to approval at the Annual General Meeting, that no dividend will be distributed for the year 2009.

OUTLOOK
FOR 2010

For 2010, TORM expects a loss before tax of USD 15-60 million. TORM’s financial result is primarily dependent on the balance between supply and demand for product tankers and bulk carriers.

The outlook for 2010 is subject to uncertainty, as only 36% of the earning days for 2010 were fixed as of 31 December 2009.

In accordance with TORM’s strategy, the coverage for the Bulk Division is substantially higher than for the Tanker Division. This difference stems from the fact that it is a significant element in the Company’s strategy for the pool concept to be present in and take advantage of the volatility in the spot market for product tankers, whereas for bulk carriers the strategy is to seek long-term coverage.

As of 31 December 2009, 31% of the earning days in the Tanker Division had been covered for 2010 at an average rate of USD/day 18,989 against 41% at an average of USD/day 22,586 at the same time in 2008.

As of 31 December 2009, 71% of the earning days in the Bulk Division had been covered for 2010 at an average rate of USD/day 18,100 against 27% at an average of USD/day 46,200 at the same time in 2008.

As of 31 December 2009, the interest-bearing debt totalled USD 1,781 million, of which 48% had been covered at an average interest rate of 3.5% including the margin.

In 2009, TORM implemented the efficiency improvement programme Greater Efficiency Power, which in 2010 is expected to reduce average operating costs per ship day by approximately 15% relative to 2008. The programme is also expected to reduce administrative expenses by approximately 20% relative to 2008. The efficiency improvement programme is expected to produce annual cost savings of approximately USD 50 million as from 2010 compared to 2008.

For 2010, TORM expects a loss before tax of USD 15-60 million. TORM’s financial result is primarily dependent on the balance between supply and demand for product tankers and bulk carriers. The expectations include the profit of USD 18 million from the sale of the two Panamax vessels announced in 2009, with expected delivery in the first quarter of 2010.

The following factors will have the greatest impact on TORM’s earnings in 2010:

•  Development in the global economy.
•  Potential financial difficulties of major business partners.
•  Oil trader activity and the development in ton/miles.
•  Consumption of refined oil products.
•  Transport of commodities, mainly to China and in particular iron ore, coal and - to some extent - grain.
•  Addition of vessels, phase-out of single hulls and scrapping of vessels.
•  Global newbuilding order book delays.
•  One-off events such as strikes, political instability in the oil exporting countries, weather conditions, breakdown of refineries, etc.

The table below illustrates the effect that variations in the expected freight rates for product tankers and bulk carriers respectively will have on the profit before tax for 2010. A change in freight rates of USD/day 1,000 impacts profit before tax by USD 24 million. The estimate is based on the fact that 64% of the earning days in 2010, equal to 24,028 days, were unfixed at 31 December 2009.

NET PROFIT SENSITIVITY TO CHANGE IN FREIGHT RATES

	Change in freight rates (USD/day)
USD million	-2,000	-1,000	1,000	2,000

LR2	-7	-3	3	7
LR1	-11	-6	6	11
MR	-23	-11	11	23
SR	-4	-2	2	4

Tanker Division	-45	-23	23	45

Bulk Division	-3	-1	1	3

TOTAL	-48	-24	24	48

OUTLOOK
TANKER DIVISION

TORM expects spot rates for product tankers in 2010 to remain highly volatile, but on average in line with 2009 spot rates.

As 2009, 2010 will be a difficult year, with a relatively low oil demand and a high influx of newbuildings putting rates under pressure. The scrapping of existing tonnage, phase-out of single hulls, and the possible postponement of newbuildings may on the other hand have a positive effect on rates. Freight rates are expected to recover gradually over the year, in line with the expected pick-up of the global economy and an expected increase in global oil consumption.

As in previous years, TORM does not publish its forecast of freight rates, but instead gives the market expectations as of 1 March 2010.

The following factors are expected to affect the freight rate developments in 2010:

TONNAGE SUPPLY

—  The global fleet is expected to grow, measured by the order book, by some 9% in 2010 (source: Inge Steensland AS Shipbrokers).

—  According to IMO rules, single-hulled vessels must be phased out in 2010. Approximately 103 single-hulled product tankers, or 5% of the global fleet, are expected to be phased out due to this (source: Inge Steensland AS Shipbrokers).

—  The global recession and low freight rates have made it difficult to finance newbuildings. Consequently, shipyards as well as shipping companies have cancelled and postponed newbuilding orders. In TORM’s assessment, the cancellation of newbuildings will reduce the global product tanker order book by some 15% over the period 2010-2012. Similarly, slippage of the order book is expected to be significant over all years. These estimates are subject to considerable uncertainty.

TONNAGE DEMAND

—  Global oil consumption, which fell by 1.9% in 2009, is expected to grow by 1.3% in 2010 (source: EIA).

—  Transport of refined oil products by sea is expected to grow by 2.1% in 2010. By comparison, transport of such products declined by 3.0% in 2009 relative to the previous year. Total transport of oil by sea (crude and refined oil products) dropped by 2.8% in 2009, but is expected to rise by 2.6% in 2010 (source: MSI).

—  US gasoline consumption is expected to grow by approximately 0.6% in 2010, against zero growth in 2009 (source: EIA).

—  The expansion of refinery capacity in the Middle East and India significantly exceeds the immediate increase in consumption in these areas, and as a result an increase in exports - and thus transport - of refined oil products is expected.

COVERED AND CHARTERED-IN DAYS IN THE TANKER DIVISION AS OF 31 DECEMBER 2009

	2010	2011	2012	2010	2011	2012

	Owned days
LR2	4,343	4,343	4,354
LR1	2,533	2,533	2,539
MR	13,170	14,627	15,617
SR	3,982	3,982	3,993
Total	24,027	25,484	26,504

	T/C in days			T/C in costs (USD/day)
LR2	379	-	-	24,456	-	-
LR1	5,059	4,791	3,959	21,435	22,754	23,956
MR	3,285	3,619	3,166	16,994	17,394	18,367
SR	13	-	-	22,500	-	-
Total	8,736	8,410	7,125	19,898	20,447	21,472

	Total physical days			Covered days
LR2	4,721	4,343	4,354	1,366	411	43
LR1	7,592	7,323	6,498	1,951	730	531
MR	16,455	18,246	18,783	4,976	1,282	317
SR	3,995	3,982	3,993	1,759	730	10
Total	32,762	33,893	33,629	10,052	3,153	901

	Coverage %			Coverage rates (USD/day)
LR2	29	9	1	23,996	30,078	32,659
LR1	26	10	8	18,068	18,582	17,487
MR	30	7	2	18,897	18,369	15,360
SR	44	18	0	16,383	15,132	15,132
Total	31	9	3	18,989	19,195	17,437

Fair value of freight rate contracts that are mark-to-market in the income statement (USD m):
Contracts not included above		-4,5
Contracts included above		-0,2

Notes
Actual number of days can vary from projected number of days, primarily due to vessel sales and delays of vessel deliveries.
T/C in costs do not include potential extra payments from profit split arrangements.

TCE RATES IN THE FORWARD CONTRACT MARKET FOR
THE PRODUCT TANKER SEGMENT AS OF 1 MARCH 2010	2009		2010

USD/day	Realised	Q1	Q2	Q3	Q4

LR2	18,370	-	-	-	-
LR1	18,284	7,885	8,115	9,494	11,561
MR	15,561	11,376	8,155	7,412	8,320
SR	18,446	-	-	-	-

There is no efficient forward SWAP market for LR2 and SR vessels. (Source: IMAREX)

OUTLOOK
BULK DIVISION

The bulk market is highly dependent on the global economic growth, and China’s growth in particular.

TORM expects that freight rates for Panamax bulk carriers - the type of vessels operated by TORM - will remain volatile with a downwards trend during 2010 due to the significant number of newbuildings being delivered. At the beginning of 2009, the Panamax rates stood at USD/day 4,300 whereas they ended at USD/day 28,600 at year end. The future rate development will depend on a continued strong Chinese demand for iron ore and coal as the demand from other parts of the world, especially the USA, has been weak since the beginning of the financial downturn. The significant number of newbuildings is expected to have an adverse effect on the rates.

As in previous years, TORM does not publish its forecast of freight rates, but instead gives the market expectations as of 1 March 2010.

TORM makes careful risk assessments of potential customers’ ability to meet their contractual obligations. Subject to specific credit assessments and the state of the freight market in general, TORM maintains its strategy of hedging a significant part of its exposure by chartering out vessels on long-term contracts of typically one to two years’ duration.

COVERED AND CHARTERED-IN DAYS
IN THE BULK DIVISION AS OF 31 DECEMBER 2009	2010	2011	2012	2010	2011	2012

	Owned days
Total	841	1,421	1,454

	T/C in days			T/C in costs (USD/day)
Total	3,702	3,582	4,227	15,301	15,425	15,848

	Total physical days			Covered days
Total	4,543	5,003	5,681	3,225	446	-

	Coverage %			Coverage rates (USD/day)
Total	71	9	0	18,100	14,330	-

Notes:
Actual number of days can vary from projected number of days primarily due to vessel sales and delays of vessel deliveries.
T/C in costs do not include potential extra payments from profit split arrangements.

TCE RATES IN THE FORWARD CONTRACT
MARKET FOR BULK SEGMENT AS OF 1 MARCH 2010	2009	2010

TCE rates (USD/day)	Realised	Q1	Q2	Q3	Q4

Panamax	16,099	28,117	27,908	23,190	21,880

(Source: MAREX)

TANKER
DIVISION

In 2009, the Tanker Division’s earnings were negatively impacted by the global recession and the resulting decline in oil consumption as well as a high number of newbuildings. Effective utilisation of TORM’s fleet in the second half secured earnings above the general market average.

In 2009, the global economy was still impacted by a severe recession and, as a consequence, oil consumption declined globally. This in combination with a historic surge in the number of product tanker newbuildings resulted in an excess of tonnage, causing average freight rates to drop dramatically.

On average, 2009 freight rates were 60% below the rates in 2008. The earnings of the Company’s product tankers were therefore significantly below what was expected at the beginning of the year. The operating profit for the year was USD 11 million, which is not satisfactory.

The low rates in combination with expectations of increasing oil prices made it financially viable to use crude oil tankers and product tankers as floating storage facilities. This is estimated to have impacted freight rates positively as a total of 82 LR1 and LR2 product tankers were used as floating storage facilities at the end of 2009, equalling 17% of the global LR1 and LR2 fleet.

In accordance with normal seasonal fluctuations, freight rates were relatively high at the end of 2008, but whereas rates normally do not decline until the end of the first and into the second quarter in line with a seasonal decline in oil consumption, in 2009 rates fell to historically low levels already at the beginning of the first quarter.

Also in the second quarter, product tanker earnings were significantly lower than expected. In addition to the low oil demand, earnings were under pressure from increasing bunker costs and a large number of newbuildings which all together kept rates at a very low level throughout the quarter.

It was not until the end of the third quarter that the rates of the large LR1 and LR2 vessels increased as a result of increased demand for naphtha in the Far East and exports from new refineries in India. US demand for gasoline was limited, which meant low earnings for the MR vessels throughout the quarter. In this negative market, the MR Pool focused on optimising transport patterns and access to contracts of affreightment, which produced earnings above the market average.

TANKER DIVISION

TANKER DIVISION	2008	2009
USD million	Total	Q1	Q2	Q3	Q4	Total

INCOME STATEMENT
Revenue	923.2	210.1	172.9	185.3	176.9	745.2
Port expenses, bunkers and commissions	-252.2	-56.4	-48.0	-55.1	-54.0	-213.5
Freight and bunker derivatives	-13.6	-0.9	-7.3	-3.3	-0.5	-12.0
Time charter equivalent earnings	657.4	152.8	117.6	126.9	122.4	519.7
Charter hire	-133.8	-39.7	-39.8	-42.1	-41.4	-163.0
Operating expenses	-160.0	-43.4	-41.0	-36.8	-37.8	-159.0
Gross profit/(loss) (Net earnings from shipping activities)	363.6	69.7	36.8	48.0	43.2	197.7
Profit/(loss) from sale of vessels	30.6	0.0	0.0	0.0	0.0	0.0
Administrative expenses	-82.6	-18.0	-20.7	-16.6	-16.4	-71.7
Other operating income	14.4	2.4	2.4	1.5	1.1	7.4
Share of results of jointly controlled entities	8.0	1.2	0.5	0.7	1.1	3.5
EBITDA	334.0	55.3	19.0	33.6	29.0	136.9
Depreciation and impairment losses	-118.7	-29.8	-31.1	-33.7	-31.5	-126.1
Operating profit (EBIT)	215.3	25.5	-12.1	-0.1	-2.5	10.8

The increasing demand primarily for naphtha from the Far East continued in the fourth quarter. This kept LR1 and LR2 rates at acceptable levels, while the continued low demand for oil products in the Western Hemisphere and a large addition of new tonnage kept MR rates at a low level throughout the quarter.

In 2009, TORM took delivery of four new MR product tankers from Guangzhou Shipyard International (GSI) and one SR product tanker from Hyundai Mipo. TORM did not contract any newbuildings in 2009.

In 2009, TORM sold one product tanker in a sale and leaseback transaction.

At year end 2009, TORM owned 64 product tankers and had contracted 11 newbuildings for delivery up to 2012. In addition, in 2010 the Company has chartered-in 24 product tankers at an average of USD/day 19,898. TORM has purchase options for five product tankers.

As a result of the rate decline and the challenging financing conditions, the newbuilding market and the market for second-hand tankers were very scarce in 2009, and it was difficult to obtain prices for either newbuildings or second-hand tankers.

Market prices for five-year-old product tankers dropped by some 25% on average in 2009.

POOL PARTNERS AS OF 31 DECEMBER 2009

POOL MANAGER	LR2	LR1	MR
LR2: A.P. Moller-Maersk/TORM	A.P. Moller-Maersk	Difko	Rederi AB Gotland
LR1: TORM	Rederi AB Gotland	Rederi AB Gotland	LGR Navigazione
MR: TORM	Sanmar Shipping Ltd.	Reederei “NORD” Klaus E. Oldendorff	Primorsk Shipping Corporation
	TORM	Nordic Tankers	Sanmar Shipping Ltd.
		Skagerak Invest Ltd.	TORM
TORM

TANKER DIVISION
SUPPLY AND DEMAND

In 2010, a significant number of newbuildings from the existing global order book is expected to be delivered. The number of deliveries is subject to uncertainty as the crisis in the product tanker market has implied that many orders for delivery in 2009 have been deferred to 2010. It is similarly expected that part of the order book for delivery in 2010 will be cancelled or deferred to 2012.

TORM assesses that there will be a better balance between supply and demand in 2012 than was the case in 2009. However, this assessment is subject to considerable uncertainties.

TORM’s supply and demand model is a marginal model assessing addition and disposal on the supply and the demand side, respectively. In the supply and demand model, additions and disposals are translated into MR units to enable comparison by adjusting for vessel size.

DEMAND
The expected demand is based on an expansion of the refinery capacity remote from the areas of consumption, increased global oil demand, increase in number of port days and arbitrage shipping. The total demand is expected to increase by 439 MR units up to and including 2012.

EXPANSION OF REFINERY CAPACITY
The capacity of the world’s oil refineries is expected to increase by approximately 8.5 million barrels/day in the period 2010-2012, which equals a growth of some 10% relative to the capacity at the end of 2009, which was approximately 84.6 million barrels/day (source: TORM).

The expansion of the refinery capacity is primarily explained by increasing demand for high-quality oil products with low sulphur content, which many older refineries are not capable of producing. Another factor is that the operation of new refineries is considerably more economically viable.

Few of the new refineries will be located in the major consumption areas such as the USA and Europe while the majority are expected to be located in India and the Middle East. This will cause the transport requirement to increase up to 2012 as only a limited amount of India’s and the Middle East’s production of refined oil products is for domestic consumption. The majority of the production is expected to be transported by product tankers, mainly to the USA and Europe, but also to markets in the local region.

The expected expansion of refinery capacity corresponds to 272 MR units.

TANKER DIVISION

INCREASE IN OIL DEMAND
The development of the demand for refined oil products is key to the product tanker market. According to Energy Inter-national Administration (EIA), the total oil demand in 2009 was 84.1 million barrels/day. EIA expects this figure to increase to 85.2 million barrels/day in 2010 and subsequently grow by approximately 1% a year up to 2012.

Global oil consumption is expected to grow by 1.1 million barrels in 2010, equal to 1.3%.

The expected increase in oil demand absorbs 45 MR units.

NUMBER OF PORT DAYS
Operating figures for TORM’s fleet document that the number of port days has increased in the past years. The number of waiting days has increased by 5% per year over the past five years and now accounts for some 40% of the total duration of a voyage. The increase can be explained by the reluctance to expand oil terminals in ports sufficiently to match the increase in the global product tanker fleet. The increased number of waiting days in ports reduces the number of vessels that can be operated in the spot market, which is beneficial to the rates in this market. Going forward, TORM expects an annual increase in the number of port days of some 3%.

The expected increase in the number of port days corres-ponds to 37 MR units.

ARBITRAGE SHIPPING
Arbitrage shipping exploits price differences of refined oil products between loading and discharge port has in recent years become increasingly important to the demand for product tankers. In 2009, arbitrage shipping accounted for some 50% of TORM’s product tanker transports. Going forward, TORM expects a 3% annual increase in arbitrage shipping.

The expected increase in arbitrage shipping corresponds to 85 MR units.

SUPPLY
The expected supply is based on the number of product tanker newbuildings, cancellations and deferred deliveries of existing orders, product tanker transport of crude oil and the phasing out of single-hulled product tankers. The overall supply is expected to increase by 344 MR units up to and including 2012.

NEWBUILDINGS
The existing global product tanker fleet at the end of 2009 counted a total of 1,435 vessels: 183 LR2 vessels, 286 LR1 vessels and 966 MR vessels (source: Inge Steensland AS Shipbrokers). At the end of 2009, the order book of product tankers for delivery in 2010-2012 totalled 451 vessels: 70 LR2 vessels, 70 LR1 vessels and 311 MR vessels.

To compare capacity, the global order book is converted into MR units. The order book thus corresponds to some 635 MR units.

CANCELLATIONS
Shipyards’ activity levels have increased sharply in recent years as a result of the very positive development in the shipping market up to 2009. The demand for newbuildings has led to major growth in the number of shipyards and an expansion of the capacity of existing yards in the major shipbuilding nations, particularly China and South Korea. Nonetheless, it is assessed that the product tanker fleet’s expansion will be smaller in scale than immediately indicated by the increased capacity.

One explanation for this is that several of the new Asian shipyards are presently not able to build more advanced tonnage such as product tankers. Moreover, the global economic downturn has made it difficult to finance newbuildings, resulting in shipyards as well as shipping companies cancelling or deferring newbuilding orders. In TORM’s assessment, such cancellations of newbuildings will reduce the global product tanker order book by some 15% for the period up to 2012. This assessment is, however, subject to considerable uncertainty.

The expected cancellation of newbuilding contracts corresponds to some 90 MR units.

PRODUCT TANKER TRANSPORT OF CRUDE OIL
Approximately a third of the large LR2 product tankers carry crude oil, despite the fact that they were constructed as product tankers. The actual effect on the order book of LR2 vessels will be reduced by approximately a third if this pattern continues in the future. Moreover, some 25-30 LR1 product tankers are being built to replace older crude oil Panamax tankers, which primarily carry fuel oil.

Transport of crude oil by product tankers is expected to absorb the equivalent of 108 MR units.

SR VOYAGES BY MR VESSELS
It is estimated that a minor part of MR vessels will be employed on traditional SR voyages in the future and thus be excluded from the MR fleet. SR vessels are not included in the model as the segment has a different voyage pattern.

As a result, the fleet supply will be diminished by seven MR units.

PHASING-OUT OF SINGLE-HULLED VESSELS
The global recession, lower freight rates and the IMO regulations on the phasing-out of single-hulled tankers in 2010 will imply that the older part of the fleet will be phased out. Some 10% of the existing product tanker fleet is expected to be phased out in the period up to 2012.

The phasing-out of single-hulled vessels corresponds to 86 MR units.

SWING FACTORS
A key element to understanding the balance between supply and demand in the product tanker market is the many swing factors. In 2009, the low freight rates combined with increasing future oil prices meant that a significant part of the fleet was used as floating storage facilities. It is estimated that this type of oil storage will be gradually phased out during the period, but it demonstrates that there are considerable elements of uncertainty in the assessment of future supply and demand for product tankers. Weather conditions and changed operating speed have previously had a significant influence on the balance, too.

Other significant uncertainty factors are related to the order book for delivery in 2012, which is not yet complete, including potential changes in transport patterns (including China).

TIME LINE	TANKER
OPERATIONS ACTIVITIES

The graphic below illustrates a typical time line of the activities taking place in TORM’s offices in Copenhagen, Stamford, Mumbai and Singapore, respectively, in connection with the commercial management of the Company’s vessels employed in the spot market.

TORM’s commercial teams typically consist of charterers, operators, bunker and derivative traders as well as controlling and administrative functions – all of whom interact to ensure the commercial operation of the product tankers. In addition, TORM’s technical as well as financial and accounting units together with the sale and purchase, insurance, HR and IT departments, ensure that the operation of the Company and the pools are inter-linked.

In this hypothetical example, it is illustrated how the various commercial functions cooperate. Similarly, it can be seen where and when in the process costs are due, where the waiting days arise in connection with ballast, loading and discharge, and where in the process the subsequent revenue lies.

As shown in each section, there is a wide variety of factors to consider, such as technical, operational, and not least customer considerations, in order to keep business running.

DAY 1 BALLAST	DAY 6 LOAD	DAY 9 LADEN	DAY 26 DISCHARGE
TORM "ALICE"	New York Finish discharge	Houston Loading		Rotterdam
CHARTERING	Customer contact Marketing Negotiating next voyage Market information research Contract			
OPERATIONS	Cleaning of tanks Agent appointment Prepare loading Informing customer	Bunkering	Freight invoice	Agent appointment Prepare discharge Documentation Informing customer Freight income
CASH FLOW	Freight (income) received from previous voyage	Port (cost)	Bunker invoice (cost)	Port (cost)

DAY 29
BALLAST
DAY 31
LOAD
DAY 35
LADEN
DAY 45
DISCHARGE
DAY 48
Finish discharge
Immingham
Loading
New York
Customer contact
Marketing
Negotiating next voyage
Market information research
Contract
Cleaning of tanks
Agent appointment
Prepare loading
Informing customer
Bunkering
Freight invoice
Agent appointment
Prepare discharge
Documentation
Informing customer
Freight income
Freight (income)
received from
previous voyage
Port (cost)
Bunker invoice (cost)
Port (cost)

BULK
DIVISION

In 2009, the bulk market was positively affected by the financial stimilus packages in the USA, China and Europe which stimulated the global economy. The bailout packages increased demand for transport of iron ore, coal and steel in particular, but freight rates remained very volatile.

The Bulk Division’s earnings were lower than expected at the beginning of the year. Operating profit amounted to USD 65 million.

As a consequence of the dramatic downturn in the global economy in 2008, 2009 started out with very low rates in all bulk segments. For TORM’s Panamax bulk carriers, rates stood at about USD/day 4,300 - their lowest level in 10 years. Rates increased considerably in the second quarter to a level of about USD/day 28,000, mainly as a result of record high Chinese imports of iron ore and coal.

Over the summer and in the early autumn, Panamax rates fell back to below USD/day 20,000, primarily due to shorter waiting time in Chinese ports, lower coal imports to China and a large number of delivered newbuildings. But in September, Chinese imports of iron ore again hit a record high, resulting in increasing rates to about USD/day 35,000 for Panamax vessels in October and November. An increased number of waiting days in China and a sharp increase in waiting time for loading in Australian coal ports also supported freight rates at the beginning of the fourth quarter. At the end of 2009, Panamax rates stood at around USD/day 28,600.

The delivery of a relatively large number of newbuildings in the bulk segment was largely offset by China’s record high imports of iron ore and coal and long waiting time in ports.

ACQUISITION AND DISPOSAL OF VESSELS
TORM did not contract any newbuildings in 2009, but the Company took delivery of two Panamax vessels on long-term charters with purchase options. Due to their high quality, these Panamax newbuildings from Japanese shipyards are very popular with TORM’s core customers. The time charters were entered into at satisfactory rates at an earlier date.

TORM also took delivery of the Panamax vessel TORM Charlotte in January 2009, having exercised a purchase option in May 2008. In 2009, TORM exercised another purchase option for the Panamax vessel TORM Skagen, which was sold back to the original owner with a gain of USD 5 million and thereafter  leased back on long-term time charter by TORM.

The great volatility of freight rates affected the price of second-hand tonnage. At the beginning of 2009, the price of a five-year-old Panamax vessel had dropped to approximately USD 27 million from approximately USD 88 million at 30 June 2008, whereas at the end of 2009 the price of a similar vessel was approximately USD 33 million.

In 2009, TORM in accordance with its strategy sold three older Panamax vessels, TORM Tina, TORM Baltic and TORM Marta, at a total profit of USD 28 million.

At the end of 2009, TORM sold another two Panamax vessels, TORM Rotna and TORM Charlotte, for delivery in March 2010 at a total profit of USD 18 million, which will be realised upon delivery.

BULK DIVISION	2008	2009
USD million	Total	Q1	Q2	Q3	Q4	Total

INCOME STATEMENT
Revenue	260.4	48.7	20.7	23.5	24.2	117.1
Port expenses, bunkers and commissions	-11.9	-2.4	-0.1	-1.0	-0.4	-3.9
Freight and bunker derivatives	0.0	0.0	0.0	0.0	0.0	0.0
TIME CHARTER EQUIVALENT EARNINGS	248.5	46.3	20.6	22.5	23.8	113.2
Charter hire	-60.0	-14.4	-15.3	-14.2	-14.0	-57.9
Operating expenses	-14.3	-4.1	-3.2	-1.9	-1.3	-10.5
GROSS PROFIT/(LOSS) (NET EARNINGS FROM SHIPPING ACTIVITIES)	174.2	27.8	2.1	6.4	8.5	44.8
Profit/(loss) from sale of vessels	52.2	0.0	12.5	20.7	-0.1	33.1
Administrative expenses	-7.3	-2.1	-1.8	-1.3	-1.3	-6.5
Other operating income	0.1	0.0	0.0	0.0	0.0	0.0
EBITDA	219.2	25.7	12.8	25.8	7.1	71.4
Depreciation and impairment losses	-7.3	-2.0	-2.4	-1.3	-0.9	-6.6
OPERATING PROFIT (EBIT)	211.9	23.7	10.4	24.5	6.2	64.8

BULK DIVISION
SUPPLY AND DEMAND

The global economic growth and especially the performance of the Chinese and to some extent the Indian economy are vital for the development of the demand side in the bulk market. As the number of newbuildings will be substantial, significant cancellations and postponements of the order book are necessary to sustain acceptable freight rate levels in the dry bulk market.

The demand for transportation of iron ore, coal and grain is an essential factor for the bulk market as these commodities account for 75% of the total volume of transported cargo (source MSI).

In 2010, the transportation of these bulk products is expected to increase by some 6.5%, relative to a decline of approximately 1.1% in 2009 (source: MSI). Thus the demand picture appears to be relatively strong for the bulk market. However, as a large share of the market is driven by the Chinese demand for iron ore and coal, this is a significant uncertainty factor on the demand side. Freight rates are also impacted by newbuildings coming into the market.

In 2010, a strong net increase in the global fleet is expected, as newbuildings will increase dramatically and far exceed scrappings.

The current fleet of vessels with a dead weight tonnage above 60,000 in the bulk market totalled 287 million dwt by the end of 2009. The order book is 195 million dwt corresponding to 68% of the existing fleet (source: Fearnleys). Of the total 195 million dwt (the order book), approximately 50% is scheduled to be delivered in 2010. Thus without taking cancellations, scrapping and postponements into account, the supply growth in 2010 will be above 30%.

As a result of the financial crisis, the lower freight rates at the beginning of 2009 and capacity problems at the shipyards, it is estimated that approximately 40% of all the dry bulk vessels that were to be delivered in 2009 were either cancelled or deferred for future delivery (source: MSI). This trend is expected to continue in 2010 as many shipyards are unable to meet original deadlines, and owners have been trying to get out of expensive orders. Most estimates for total slippage and cancellations in 2010 are in the range of 40-50%, but there is significant uncertainty in relation to these estimates.

Port congestion, which is another important factor in the determination of bulk freight rates, has been an issue at the end of 2009 at the major, important ports in Australia, China and Brazil. Also for 2010, TORM expects port congestion to be a factor in relation to the bulk market and to potentially partly offset the effect of the increased supply of vessels.

Nevertheless, even taking cancellations, postponements and port congestions into account, TORM expects the net fleet growth to outpace demand in 2010.

ORGANISATION
HUMAN RESOURCES

The interest shown in TORM as a potential workplace in 2009 was again highly satisfactory. It shows the value of the focus in recent years on increasing awareness of TORM and the Company's corporate values, as expressed in the phrase Shipping With Pride.

The Company received many, highly qualified applications for vacant positions during 2009. The staff turnover at the Copenhagen head office in 2009 was just 5% and 14% for seafarers of all nationalities.

At the end of 2009, the Company had approximately 316 land-based employees and approximately 2,900 seafarers.

TRAINING AND RECRUITMENT
TORM gives priority to employing young people as trainees at the Company's offices and as naval cadets on the Company's vessels. Aside from considering it natural to act as a training ground for trainees, it is also TORM's experience that these young employees with their energy and enthusiasm make an important contribution to the Company in the pursuit of its goals.

In collaboration with other leading shipping companies, TORM offers a two-year traineeship at the Hellerup office combining practical shipping training with a solid theoretical education. The theoretical education is organised in collaboration with Esbjerg Handelsskole and Copenhagen Business School in the form of an HD graduate degree with the possibility of a subsequent MBA degree. In 2009, TORM experienced significant interest in these attractive traineeships. Five of the seven trainees who completed the programme in 2009 were offered continued employment at the Copenhagen head office.

In the maritime education system, TORM is in regular contact with various educational institutions in Denmark and abroad, e.g. SIMAC in Denmark, John B.Lacson University Foundation in the Philippines and Marine Engineering and Research Institute in Mumbai. Furthermore, TORM is a member of various committees to ensure the quality of the education programmes and ensure an inflow of new students. Also, several of TORM's employees act as external examiners in the maritime education programmes.

Worldwide, in 2009 TORM employed 211 cadets: 100 in Denmark, 63 in Mumbai and 48 in Manila.

In 2007, the Compagny established the TORM Philippines Education Foundation (TPEF). The Foundation supports the education of young people with scholarships - both children of TORM employees and other young people in the country. In 2009, TPEF granted a total of 50 scholarships for educations in the maritime industry. The first group of students supported by TPEF will complete their education in March 2010.

Going forward, the Company's goal is to host more traineeships with the higher education institutions, e.g. in TORM's communication, accounting or HR departments, however, it may also be in the commercial divisions. The competition amongst large companies for highly educated, qualified employees will intensify again, and such traineeships will give TORM access to finding the best qualified candidates for future positions with the Company.

RESTRUCTURING
Towards the end of 2008, TORM initiated a process to secure the best possible utilisation of the Company's global position gained from the acquisitions and growth over the past few years. Thus, already in the early days of the economic crisis, TORM had planned a number of measures to be implemented in 2009 with the aim of improving the efficiency of the Company's internal processes and optimise customer management and vessel operations.

The implementation of the programme, Greater Efficiency Power, implied an extensive workload for all employees, as all routines and business procedures were scrutinised. The result was a restructuring of the global organisation handling manning and the day-to-day operation of the fleet so that it better supports the commercial requirements and the Company's overall strategy more effectively.

As a consequence of the plan, 35 land-based employees across the organisation were made redundant. These employees were given attractive termination terms and were offered career guidance, retraining, garden leave and references.

The efficiency programme also resulted in a 10% reduction of fixed crews on average on all vessels.

COMPETENCE BUILDING
As a natural consequence of the efficiency programme, the Company focused on Performance Management, particularly in connection with employee performance dialogues. It is important to TORM that communication between the manager and the employee is based on openness and trust such that both parties clearly express their expectations. It is the responsibility of the manager to ensure that the employee has clear goals for the coming period and that career requests and development needs are addressed. Also, the manager's performance as a leader and motivator should be discussed.

To maintain a high standard among the sea-based staff, these regularly attend courses as well as personal and corporate development activities. TORM also regularly arranges dialogue meetings with the Company's captains and chief engineers to ensure that vessel management is able to communicate TORM's values and business platform to the vessels' crews.

ORGANISATION

EMPLOYEE SATISFACTION
In 2009, TORM conducted an employee satisfaction survey among the employees at the Copenhagen head office and the offices in the USA, India, Singapore, the Philippines and Japan. Based on the results of this survey, TORM's Senior Management has subsequently identified a number of focus areas with the aim of enhancing job satisfaction. A new survey will be conducted in 2010.

In 2009, the Company has worked on installing broadband access on TORM's vessels as an important element in improving the welfare of sea-going staff. The Internet access on board vessels improves the seafarers' ability to keep in contact with family and friends and stay updated on the surrounding world. The installation work continues in 2010 and is expected to be completed by 2011/2012.

As a means of attracting and retaining skilled seafarers, TORM has established an insurance plan for its sea-faring staff and their families in India and the Philippines. The insurance covers employees both when at sea and at home.

STRATEGY

Highly focused on efficiency and commercial utilisation of the pool cooperation, TORM enters 2010 with a solid foundation for a continuation of the existing strategy.

It remains TORM's strategy to generate growth and profitability above the marked average in the product tanker market, primarily in the LR and MR segments. This both organically as well as by extending the pool arrangement and by participating in consolidation.

In 2009, the strategic focus due to the global economic slowdown and its effect on the shipping industry was on strengthening the existing business by:
•  Capitalising on the economies of scale from TORM's global operations and pool arrangement.
•  Developing and optimising the internal work processes, back-office functions, IT organisation and the operation of TORM's fleet through the programme Greater Efficiency Power.
•  Continued focus on securing additional funding.

CAPITALISING ON ECONOMIES OF SCALE
Collaborating with pool partners and capitalising on TORM's global operations are key elements of the Company's strategy, Greater Earning Power 2.0. This strategy truly proved its worth in the difficult product tanker market in 2009. Freight rates fell to historically low levels which, in combination with high fuel costs, heightened the need for optimisation in order to maximise the fleet's earnings. Under such market conditions, TORM's relatively large fleet and the collaboration with pool partners were an advantage. One indication of this was the fact that the earnings of TORM's product tanker vessels were slightly above market average.

Irrespective of the market situation, the pool arrangement provides a number of advantages, including better use of fleet capacity, flexibility to meet customer requirements, greater market expertise, access to large cargo bases and economies of scale. In a difficult market with decreasing market demand, supply of new tonnage and high fuel costs, these advantages become all the more important to the business. The large and diversified customer base enables flexible planning and optimisation of trade patterns. Furthermore, a large, global fleet reduces the dependence on specific cargo types and exposure to regional market conditions, thus minimising sensitivity to fluctuations in demand.

GREATER EFFICIENCY POWER
In 2009, TORM launched the efficiency improvement programme Greater Efficiency Power with the aim of optimising the advantages of the Company's global position, achieved through several years of strong growth, both organic and through acquisitions. The most important elements of the efficiency improvement programme are:

•  Restructuring of the fleet management set-up.
•  Standardising repair and maintenance processes.
•  Centralising back-office including IT and standardising the IT platform.
•  Strengthening and centralising the global procurement function.
•  Reorganising the global land-based organisation.

In 2010, the efficiency improvement programme will produce an average 15% reduction of vessel operating costs per vessel per day relative to 2008, and administrative expenses will be reduced by 20% relative to 2008.

STRATEGY

Total annual cost savings are expected to be approximately USD 50 million in 2010 compared to 2008, in line with original assumptions. Of this amount, some USD 20 million relates to administrative expenses, while USD 30 million equals the savings realised by reduced unit costs from the operation of vessels compared to 2008.

Standardised, optimised systems and processes have also made the business highly scalable for future growth. Consequentlty, potential new expansions can be integrated naturally and smoothly in this new structure, greatly enhancing the prospects of obtaining synergies.

CAPITAL RESOURCES
The timing of investments and funding obligations is crucial in shipping. TORM's financial strategy is therefore based on maintaining solid financial resources, thus ensuring that the Company is able to make the required investments when most advantageous.

In late 2009 and early 2010, as a natural element of the Company's financial strategy, TORM thus signed two new funding agreements for a total of USD 337 million with the Bank of China, Société Générale, the Chinese export credit insurance company Sinosure and The Export-Import Bank of China. The agreements secured funding of the Company's MR newbuilding programme for the period 2010-2012. The terms of the agreements are in line with those of the Company's existing loan agreements.

The agreements reflect TORM's strong relations to its Chinese partners and are an important supplement to the Company's existing bank financing. When including the two new agreements, the Company's unutilised loan facilities and cash resources at 1 February 2010 totalled USD 700 million, and the remaining investments related to the order book amounted to USD 455 million at the end of 2009. TORM is therefore in a position to handle a prolonged economic recession and to take advantage of any attractive investment opportunities in the product tanker market.

FURTHER DEVELOPMENT OF THE STRATEGY
Through these strategic initiatives, at the end of 2009 TORM had secured a solid basis for maintaining and strengthening and building on its position as one of the world's leading product tanker companies.

In 2010, when the new CEO Jacob Meldgaard is on board, TORM will take the next step in the Company's ongoing strategy review.

Key focus areas in 2010 are:

•  Assess opportunities to develop pool arrangements in order to further leverage the advantages of the Company's pool concept in the product tanker market.
•  Review size and position in each fleet segment in order to take advantage of the cyclical downturn.
•  Continued focus on financing opportunities including the capital markets, which have improved in the second half of 2009 and provide an opportunity to diversify the Company's financing sources.
•  Continued strong focus on efficiency, operational optimisation and cost-consciousness.

CSR STRATEGY
CORPORATE SOCIAL RESPONSIBILITY

Corporate Social Responsibility – is an integral part of TORM's business, be it in the Company's day-to-day operations, its HR efforts and its relations with external stakeholders.

TORM adopted a CSR strategy at the beginning of 2009 to align the CSR activities. This has made it easier to document and communicate the great efforts that the organisation has already made and has created a good foundation for the -further development of CSR activities.

CSR AND SHIPPING
The requirements of TORM in the CSR area are increasingly important to the Company's stakeholders and will thus be of importance to TORM's overall business performance. For example, environmental and safety actions are an important selection criterion to several large customers, and potential and existing employees also look to the Company's CSR work when considering how attractive the Company is as a workplace. Moreover, there is a growing awareness that CSR is a requisite for long-term value creation for the Company's shareholders.

CSR STRATEGY
TORM takes a broad approach to CSR covering environmental and climatic conditions, occupational health and safety, human rights, labour rights and business ethics. As this approach is in full compliance with the UN Global Compact, TORM became the first Danish shipping company to join the programme in February 2009. TORM is a global organisation, and by joining the Global Compact the Company wishes to communicate that it considers basic human rights and labour standards, anti-corruption and environmental protection to be -fundamental and universal issues that will be promoted in whatever part of the world the Company operates.

The ten principles, (UN Global Compact, page 33) also act as an internal management tool to help strengthen the integration of CSR in the day-to-day business. In the separate CSR report for 2009, which will be issued in the first half of 2010, TORM will communicate the Company's progress in respect of the ten principles.

ORGANISATION AND MANAGEMENT
TORM has established a global CSR organisation. All general principles, strategic guidelines and policies as well as measures are discussed and decided by a steering committee with representatives from Executive Management, local offices and the heads of the Technical, Tanker and Bulk Divisions.

A central CSR department has been established, acting as secretariat to the steering committee and as the key driving force behind TORM's CSR work. It is the department's responsibility to monitor that the Company's strategic CSR goals are met.

To further ensure that the daily CSR work is embedded in the local organisations, an international working group has been established. In addition to the CSR department, the working group includes employees from the head office in Denmark as well as from the offices in India, the Philippines, Singapore and the USA.

UN CLIMATE SUMMIT IN COPENHAGEN
____________________________________

At the UN climate summit in Copenhagen, TORM had hoped for a legally binding agreement. The Company believes that a step in the right direction was taken with the Copenhagen Accord. TORM looks forward to a legally binding agreement in Mexico at the end of 2010. Through the Danish Shipowners' Association, TORM will promote that a global target for the shipping industry's CO2 emissions is set by the IMO.

The Copenhagen Accord was signed by 188 heads of state.
The accord includes the following goals:
•  Recognition of a maximum two degree Celsius average global temperature increased.
•  Countries covered by the Kyoto protocol are required to list their 2020 reduction targets, and other countries are required to list the actions they will take to reduce emissions.
•  Developed countries, primarily the EU, Japan and the USA, are committed to providing USD 30 billion additional funding for developing countries for the period 2010-2012. From 2020, this amount is USD 100 billion a year.
•  A High Level Panel is to study the sources of funding.

TARGET AREAS
TORM maintains ongoing dialogue with customers, employees, investors and organisations on its CSR work. In connection with the preparation of the CSR strategy, TORM conducted interviews with a selection of these stakeholders. They confirmed the business potential of TORM's ambition to be among the leading shipping companies in terms of CSR. This dialogue formed the basis for the Company's determination of target areas and goals.

TORM's key target areas are:
— Reducing the environmental and climatic impact of vessel operation.
— Maintaining a safe and attractive work environment.
— Ensuring that business partners uphold basic human rights and labour rights.
— Being a trustworthy business partner that complies with legislation and honours contracts.

ENVIRONMENT AND CLIMATE
The most significant environmental issues relating to shipping are emissions of CO2, nitrogen oxides (NOX) and sulphur oxides (SOX) to the air. Emission levels depend mainly on the vessels' fuel consumption, which is determined by such factors as speed, draught, the state of the surface of hull and propeller and engine efficiency. Approximately 75% of the Company's fuel consumption is used to propel the vessel.  Other significant environmental issues in shipping include waste and chemicals handling, changing of ballast water and the release of particles from the vessels' bottom paint.

The shipping industry is responsible for some 90% of the global transportation of goods and for approximately 3% of the world's total CO2 emissions. Compared to other means of transportation, shipping is the most energy efficient. Nonetheless, TORM wishes to continually reduce its emissions. As fuel costs account for more than half of TORM's total voyage costs, there is also a great financial incentive to enhance the efficiency of the processes requiring fuel oil.

CSR STRATEGY

TORM environmental records	2009	2008

Number of active vessels in the period

SR tankers	131	120
MR tankers	339	295
LR1 tankers	128	130
LR2 tankers	162	145
Bulk carriers	63	69
Total number of vessel months	822	759

Emission from fuel in ton
Fuel oil consumption (heavy fuel oil)	454,456	486,222
Fuel oil consumption (low sulphur heavy fuel oil)	108,913	91,440
Marine gas oil	13,957	16,376
Lubricating oil	4,592	4,970
CO2 emissions	1,818,927	1,876,567
SOX emissions	28,523	32,541
NOX emissions	41,055	43,088

Per vessel month in ton
Fuel oil consumption (heavy fuel oil)	553	641
Fuel oil consumption (low sulphur heavy fuel oil)	132	121
Marine gas oil	17	22
Lubricating oil	6	7
Total fuel oil	702	783
CO2 emissions	2,212	2,472
SOX emissions	35	43
NOX emissions	50	57

Emission per ton/km (1 ton goods transported 1 km)

CO2 emissions	7.83 g/ton-km	8.03 g/ton-km
SOX emissions	0.12 g/ton-km	0.14 g/ton-km
NOX emissions	0.18 g/ton-km	0.19 g/ton-km

Operation aspects (hrs)
Waiting in %	-	1.8
In harbour in %	-	41.4
Ballast voyage in %	-	21.0
Laden voyage in %	-	35.9
Vessel engaged in voyage %	52.1	-
Vessel engaged in maneuvring, anchorage, berth and waiting %	47.9	-
Average ME fuel consumption per 100 Nm (1 Nm = 1,852 Km)	10.0	10.5
Average voyage speed (Nm), (1 Nm = 1,852 Km)	13.4	13.7

Office emission, including electricity, heating, gasoline for cars and water
CO2 (ton)	901	876
SOX (ton)	1	1
NOX (ton)	1	1
CO2 (ton) per employee	2.9	2.8

From office and crew air travel
Air milage NOX (ton)	31	52
Air milage CO2 (ton)	6,847	11,412
Air milage (in km)	62,912,571	104,848,069

ENVIRONMENTAL ACTIVITIES 2009
TORM maintains a catalogue of possible environmental improvement projects. Among these areas, the Company selects a number of activities as its environmental targets. Key  initiatives in 2009 were:
— Installation of electronic main engines on seven MR newbuildings in 2009. The Wartsila 7RT-flex50 main engine is more efficient than the engines on TORM's existing MR tankers, and it allows for a more precise fuel consumption management, regardless of the operating load.
— Installation of torsiometers, which make it easier to monitor the hull's condition and the efficiency of propellers and thus optimise fuel consumption.
— Installation of PMI system that monitors the engine's performance and thus optimises the fuel consumption.
— Installation of electronic cylinder lubrication systems to reduce lubrication oil by 80-100 litres each day.
— Testing of a tool to analyse fuel consumption in real time, thus improving the constant optimisation of the main engine.
— Improvement of the registration of environmental data, which means that today TORM is able to offer all customers an overview of CO2 emissions specifically relating to their particular cargo.
— Refurbishment of the Danish head office, including a number of energy-saving measures. Video conference facilities have been established in several conference rooms, thus considerably reducing travel activity between country offices.

COMMENTS TO ENVIRONMENTAL RECORDS
TORM has set long-term objectives for the emissions of CO2 from vessels and offices.

From 2008 to 2009, the total number of vessel months increased from 759 to 822 (8.3%). Nevertheless, the absolute fuel consumption was reduced by 2.5% from 578,000 tons in 2008 to 563,000 tons in 2009. The amount of low sulphur heavy fuel oil accounted for 24% of total fuel consumption against only 19% in 2008.

MAIN COLLABORATIONS
TORM has intensified the Company's participation in development projects in cooperation with other shipping companies and industry organisations. The main collaboration activities are:

— 'Green ship of the future', a Danish project involving a number of shipping companies, technology experts and shipping industry suppliers. Its aim is to develop technologies that will be able to reduce overall CO2, NOx and SOx emissions from vessels by 30%, 90% and 90%, respectively.
—    'Virtual Arrival' is a collaboration between shipping companies and oil companies to adjust the vessels' speed so that they arrive in port at the right time. Today, vessels waste a good deal of time waiting outside ports because their speed is not necessarily adjusted to the port's capacity. In addition to causing greater fuel consumption and wear of the vessels, this also causes congested port entrances.
—    TORM participated in the development of, and now complies with, a set of voluntary guidelines for the handling of ballast water in North West Europe aimed at reducing the risk of introduction of alien species of animals and plants to local ecosystems.

The CO2 emissions per vessel month declined by 10% in 2009 compared to 2008. As the tonnage capacity utilisation was less than in 2008, the emissions per ton of goods transported one kilometer (ton-km) was not reduced correspondingly. It declined from 8.0 to 7.8 grams/ton-km, a 3% reduction. It is the objective that CO2 emissions per ton-km should be 6.4 grams in 2020.

The reduction in 2009 can primarily be ascribed to a lower vessel speed, which was 13.4 nautic mile per hour against 13.7 nautic mile per hour in 2008. Vessel speed and the development of new technology constitute the most influential parameters for vessel CO2 emissions.

STRATEGIC CLIMATE TARGETS 2020
________________________________

TORM has set ambitious goals for the reduction of the climate impact of the Company's activities:

— A 20% reduction of CO2 emissions per vessel compared with 2008.
— A 25% reduction of CO2 emissions per employee at the Company's offices compared with 2008.

CSR STRATEGY

A SAFE AND ATTRACTIVE WORKING ENVIRONMENT
TORM strives to continuously improve working conditions on board the Company's vessels and at its offices. The work on board a vessel requires particularly high standards of employees and equipment. The seafarers on TORM's vessels and relevant land-based staff receive comprehensive quality, safety and environmental training, and procedures for the operation of the vessels are evaluated and improved on an ongoing basis in order to operate the vessels as safely as possible.

In collaboration with training academies in the Philippines, TORM has developed an extensive, innovative modular occupational health and safety training programme.

This systematic approach to managing working conditions follows the requirements of the OHSAS 18001 occupational health and safety standard, and the Company continually focuses on occupational health and safety on board vessels. The number of industrial accidents per million hours of work was 2.9 in 2009 (2.1 in 2008). Most work-related accidents are insignificant and can generally be ascribed to insufficient preparation before a given job is begun and lack of attention on the part of the injured person while performing the task. The new occupational health and safety training programme addresses exactly these issues, and the number of work-related accidents is therefore expected to decline.

HEALTH INSURANCE
TORM has set up a health insurance plan for employees and their families who are not covered by a national health plan. These include employees from the USA, India and the Philippines. A total of 2,468 employees are insured through this scheme.

INTERNAL SAFETY AND QUALITY AUDITS
Annual internal safety and quality audits are conducted on each vessel by trained auditors who are all former senior officers. The team has members from the Philippines, India and Denmark. A typical audit comprises safety, quality, environment, security and bridge team discipline. When the audits are completed, the crew is offered additional training, and processes are adjusted to the extent that this is necessary.

NEAR MISSES
Near misses are situations that could have developed into accidents, but were prevented or avoided. Such incidents provide good information about accident causes.

OTHER WORKING CONDITIONS
In 2009, TORM began installing wireless broadband on all the Company's vessels. In addition to giving access to traditional office applications such as e-mail, intranet and Internet, this also provides the possibility of telephone conversations via the Internet. The most important incentive for the installation, however, is that it gives the crew an opportunity to be in contact with their families and friends.

SUPPLIERS
TORM is of the opinion that the Company's corporate social responsibility extends beyond the Company's own employees, and therefore welcomes dialogue with suppliers on issues such as environment, labour standards and human rights.

TORM's principal suppliers are the shipyards in Asia that build the Company's vessels. By year end 2009, TORM had 15 vessels under construction at Chinese shipyards.

TORM has technical teams working at the shipyards to monitor the quality of the newbuildings. TORM's largest supplier, Guangzhou Shipyard International, employs a head of CSR, with whom TORM discusses the working conditions at the shipyard.

A TRUSTWORTHY BUSINESS PARTNER
TORM wants to be a trustworthy business partner. This implies that the Company always complies with applicable legislation, honours agreements entered into and handles potential risks proactively.

PIRACY
Piracy remains a major threat to the safety and peace of mind of the seafarers passing through the Gulf of Aden and off the coast of Somalia and Kenya. Also, there are costs involved in longer alternative routes and potential loss of equipment. TORM has not suffered any hijackings, but in March 2009 a TORM vessel experienced a possible attempted hijacking. The crew on board reacted quickly and in accordance with the procedures established, and the attack was warded off.

The Company always asks the employees whether they wish to pass through the area and, if not, TORM offers to discharge the employees before the passage. Each vessel is in close contact with the security personnel at the Company's offices prior to a transit. During the passage through the area, the vessel follows the joint transit scheme, which is managed by the EU naval forces (EU NAVFOR).

RISK
MANAGEMENT

TORM views risk management as an integral and key part of its operations where significant investments and volatile market conditions are natural elements of business.

The overall risk management objective is to strike a balance between pursuing opportunities to take positions in the market and the need to manage the sensitivity to the cyclical conditions in the freight markets. The economic crisis reaffirmed that TORM's strict attention to risk management is a key element in supporting the strategy, but also highlighted opportunities for further expanding the Company's risk management activities.

During 2009, TORM therefore took the next steps to further coordinate, plan and consolidate the risk management activities. In particular, steps were taken to further improve the processes relating to the establishment of a consolidated risk overview and to the coordination of risk management activities including:

•  Intensified monitoring of routines for all risk areas.
•  Centralised responsibility for the consolidated risk picture and coordination of risk management activities.
•  A formal process to consolidate the global risk picture for the Company was established.
•  Formalised process to assess emerging risks.

RISKS ASSOCIATED WITH TORM'S ACTIVITIES
TORM's risk management systems focus on the key risks associated with the activities, which broadly can be divided into the following three main categories:

•  Industry and market-related risk factors relate to changes in the markets and in the political, economic and physical environment that the Company cannot control and only can influence to a very limited degree.
•  Operational risks are those risks associated with the ongoing operations of the business and in particular the vessels.
•  Financial risks relate to the Company's financial position, financing and cash flows generated by the business.

For a more in depth description of the various risks, TORM's management of these risks and the sensitivity analysis, please refer to note 25 on page 88.

RISKS ASSOCIATED WITH TORM’S ACTIVITIES
INDUSTRY AND MARKET-RELATED RISKS	OPERATIONAL RISKS	FINANCIAL RISKS
Political and macroeconomic risks Freight rate volatility Sales and purchase price fluctuations Bunker price fluctuations	Vessel utilisation Safe operations of vessels Availability of experienced seafarers and staff Terrorism and piracy Insurance coverage Stability of IT systems Counterparty risk Fraud	Funding risk Foreign exchange risk Interest rate risk

THE TOP TEN RISKS IN TORM'S RISK PROFILE

TORM'S CURRENT RISK PROFILE
As part of the enhanced risk management approach, during the fourth quarter of 2009 TORM updated its consolidated risk profile after a thorough identification and assessment process involving all parts of the organisation. The resulting risk profile is illustrated above.

The key conclusions from the evaluation process were the following:
•  Industry and market-related risks, in particular the development in freight rates in the product tanker market, are assessed to be the most significant.
•  Operational risks are assessed to be low among the top ten risks.
•  Funding risks are maintained at a satisfactory level.
•  Industry-changing risks have a significant impact but are considered long-term risks.

Industry and market-related risks are significant, yet actively pursued
The Company's business is very sensitive to changes in market-related risks such as changes in the global economic situation and changes in freight rates, particularly in the product tanker market. However, with TORM's long-standing presence and in-depth knowledge of the product tanker market, it is a cornerstone of the Company's strategy to be present in the spot market and actively pursue this type of risk in order to maximise the value creation for the shareholders. During 2009, TORM was able to utilise its unique position to realise earnings that were above the average in the market.

With respect to bunker prices, TORM initiated a project in 2009 to be more proactive in handling this type of risks. Among the initiatives was to consolidate the physical trading of bunkers and the trading of bunker derivatives with the objective to optimise bunker procurement, reduce bunker expenses and thereby improve the general management of the bunker price risk.

The general unfavorable market conditions affected many parties involved in the product tanker and/or the dry bulk market. To mitigate this risk, TORM intensified monitoring of customers' financial situation to minimise the risk of incurring counterparty losses. At the beginning of the year, the Company accepted an early redelivery of four vessels, which were subsequently re-employed in the market. In return, TORM received compensation for a part of the lost income from the charterer who later in the year ceased operations in the Panamax segment. Apart from this, the Company did not incur any losses on counterparties as a result of the financial crisis in 2009.

Operational risks are considered to be well managed
TORM is perceived by its customers as a quality operator with high focus on safe and reliable operations and consequently the Company's operations are an important part of the foundation for the Company's business model. Although the operation of especially tankers involves potential significant risks, the risks are considered to be well contained by rigorous procedures and controls applied by well-educated employees at TORM.

RISK MANAGEMENT

Funding risks have been in focus and are maintained at a satisfactory level
2009 saw a significant and sustained drop in freight rates for all vessel types within the product tanker market leading to greatly reduced cash flow from operations compared to previous years. TORM, however, kept a strict focus on the funding situation throughout 2009 and managed to secure the required funding to support the strategy.

This proved TORM's ability, through adequate focus, to manage the funding level, and thus the associated risks are currently maintained at a satisfactory level.

Industry-changing risks are monitored periodically
Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks. TORM utilises its deep insight, in particular in the product tanker market, to monitor developments within this area periodically and take this into account in the long-term strategic investment decisions. The supply and demand model described on page 16 is a key element of these monitoring activities.

2010 ACTIVITIES
The Company will continue to embed risk management as a key strategic element in the management and decision making process. In 2010, TORM specifically plans to address the following areas:

•  Definition of the desired risk level in quantifiable and measurable terms per business area.
•  Assessment of the balance between efficient risk management and commercial flexibility.
•  Incorporation of risk KPIs into the internal Management reporting routines and the performance management system.

SIGNIFICANT SENSITIVITIES: _______________________________
2010 income statement impact, USD million
Increase in freight rates of USD/day 1,000	+24.0
Increase in bunker prices of 10%	-32.6
Increase in USD/DKK exchange rate of 10%	+8.4
Increase in interest rate level of 1%-point	-10.4

Please refer to page 88 for sensitivity analyses.

CORPORATE
GOVERNANCE

TORM's Board of Directors and Management believe that good corporate governance is a part of a responsible business and a key element in the creation of shareholder value and in gaining the trust of customers, business partners and the financial markets.

TORM is committed to maintaining a high standard of -corporate governance and believes that this commitment is consistent with and also a driver for achieving the Company's business objectives and creating shareholder value. It is TORM's policy to ensure that the Company is at all times managed in an orderly and proper manner consistent with the regulation applicable in the countries in which the Company operates and with the codes imposed by the stock exchanges on which the Company is listed. The principal entities in the Company are located in Denmark, India, Singapore, the Philippines and the USA. The Company is listed on NASDAQ OMX Copenhagen and on NASDAQ in the USA.

NASDAQ OMX Copenhagen has adopted a set of recommendations for good corporate governance. TORM complies with these recommendations with one exception where another approach is deemed more suitable for the Company. The exception is described in the table below:

The set of recommendations for good corporate governance adopted by NASDAQ OMX Copenhagen is expected to be updated during 2010. When the updated recommendations are finalised, TORM will prepare a statement of the Company's view on each recommendation and make the statement available on the Company's website.

As of 31 December TORM complied with the US Sarbanes-Oxley Act as it applies to foreign private issuers.

TORM'S EXCEPTION TO THE NASDAQ OMX COPENHAGEN GUIDELINES IS:
RECOMMENDATION Members of the Board of Directors should be elected at the Annual General Meeting every year.

EXPLANATION
Members of the Board of Directors are elected at the Annual General Meeting for a four-year term. In the opinion of the Board of Directors, the four-year term currently constitutes an appropriate balance between renewal, continuity and knowledge of the Company.

CORPORATE GOVERNANCE

In 2009. TORM adopted a specific Corporate Social Responsibility strategy. For details of this strategy, please refer to page 32.

BOARD OF DIRECTORS
In accordance with Danish company legislation, TORM has a two-tier management structure. The Board of Directors is entirely composed of persons not involved in the day-to-day management. The Board of Directors lays out clear policies and directives which the Management in turn implements in its day-to-day management. The Board of Directors acts as a partner as well as a control body for Management. No member of Management is a member of the Board of Directors, but Management normally participates in Board meetings.

The primary responsibilities of the Board of Directors are to safeguard the interests of shareholders and ensure that the Company is properly managed in accordance with the articles of association, laws and regulations and to lay down the commercial objectives and the strategic development of the Company.

At the end of 2009, the Board of Directors consisted of ten members, of which seven are elected at the Annual General Meeting. Five of these members are independent while two are dependent as a result of their relation to the Company's largest shareholders. The remaining three members are elected by the employees. The Board members elected by the employees have the same rights, duties and responsibilities as the Board members elected at the Annual General Meeting.

The Board of Directors has laid down clear management guidelines and a Code of Ethics and Conduct in order to ensure that the Company is managed and its business activities carried out in accordance with principles based on integrity and ethics. These principles are fundamental to the Company as a vital part of running a responsible business and creating shareholder value.

TORM's Board of Directors and Management continually work to improve the management of the Company. The Board of Directors meets a minimum of five times a year in accordance with the rules of procedure. In 2009, 13 Board meetings were held.

The Board of Directors regularly evaluates the work, results and the composition of the Board of Directors and Management. This was latest performed in the spring of 2009.

THE AUDIT COMMITTEE
The Audit Committee meets at least four times a year, and both Management and the auditors usually participate in the meetings. In 2009, seven meetings were held. The Audit Committee has three members, all elected by the Board of Directors among its members.

The members of the committee are considered as independent from TORM and they possess the qualifications relevant for the Audit Committee to perform its tasks.

The Audit Committee performs its duties under a charter approved by the Board of Directors on a yearly basis and assists the Board of Directors with the oversight of financial reporting, risk management processes, internal controls and auditing matters as well as the organisation of work and complaints handling in relation to such matters.

The Audit Committee provides a report on the Committee's activities to the Board of Directors no later than at the first Board meeting following an Audit Committee meeting.

THE REMUNERATION COMMITTEE AND REMUNERATION POLICIES
The Remuneration Committee meets at least twice a year. In 2009, three meetings were held. The Remuneration Committee has four members, all elected by the Board of Directors among its members. The Remuneration Committee assists the Board of Directors with reviewing Management's performance and remuneration as well as the Company's general remuneration policies.

In order to attract, retain and motivate qualified executive managers, remuneration is based on the nature and quality of work, value creation to the Company and remuneration at comparable businesses. The amounts and components of remuneration to the individual members of the Board and Management are disclosed in note 4 to the financial statements.

THE EXECUTIVE MANAGEMENT
The Executive Management is responsible for the daily operation of TORM and for ongoing optimisation and follow-up. At 31 December 2009, the Executive Management consisted of two members:  CEO Mikael Skov and CFO Roland M. Andersen. As of 1 April 2010, Jacob Meldgaard will take over as CEO.

MEETINGS ATTENDED/HELD

MEMBERS	BOARD OF DIRECTORS	AUDIT COMMITTEE	RENUMERATION COMMITTEE
Niels Erik Nielsen	13/13		3/3
Christian Frigast	12/13	7/7	3/3
Peter Abildgaard	12/13
Lennart Arrias	10/13
Margrethe Bligaard	11/13
Bo Jagd	13/13	7/7
Jesper Jarlbaek (elected 22 Aptil 2009) (3)	09/09	3/4
Gabriel Panayotides (2)	13/13		3/3
Angelos Papoulias (elected 22 April 2009)	09/09
E. Michael Steimier (1)	07/09
Stefanos-Niko Zouvelos	13/13		3/3

1) Left the Board of Directors in 2009
2) Joined the Remuneration Committee in 2009
3) Joined the Audit Committee in 2009

CORPORATE GOVERNANCE

__________________________
BOARD OF DIRECTORS
During 2009, the work of the Board of Directors included:
•  Appointment and dismissal of the Executive Management.
•  Approval of the Company's vision, values and governance framework.
•  Approval of the Company's strategy, overall business objectives and annual budgets.
•  Approval of annual reports and interim reports.
•  Recommendation of dividend distributions.
•  Approval of the Company's policy statements, including risk policy and financial policy as well as the reporting structure.
•  Approval of material capital projects, investments, acquisition or disposal of vessels or business entities.
•  Establishment of incentive schemes for employees and management.
•  Other matters which the Board of Directors considers relevant for the Company.
__________________________
THE AUDIT COMMITTEE
During 2009, the work of the Audit Committee included:
•  Monitoring of progress and results of internal control activities.
•  Review of risk assessments and risk management processes.
•  Discussion of the audit strategy with the external auditors and approval of the audit engagement letter.
•  Review and approval of engagements with and fees to the auditors elected at the Annual General Meeting concerning both audit and non-audit services.
•  Review of Audit Committee comments from the auditors.
•  Assessment of the auditors' independence.
•  Review of related party transactions.
•  Review of the Company's yearly filing with the SEC, Form 20-F.
•  Review of the quarterly impairment test of the Company's fleet of vessels and goodwill including choice of model and underlying assumptions.
•  Discussion of the Company's funding situation and strategy.
•  Review of processes in relation to derivatives trading and the subsequent authorisations.
•  Review of reports from external whistleblower service provider.
•  Self-evaluation of the Audit Committee's effectiveness.

________________________
THE REMUNERATION COMMITTEE
During 2009, the work of the Remuneration Committee included:
•  Approval of employment terms and compensation package for the Company's Executive Management.
•  Grant of 1,245,764 share options under the existing incentive scheme. Details of the incentive scheme and outstanding share options are disclosed in note 4 to the financial statements.
•  Approval of general principles for the distribution of estimated bonus to leading employees.

INTERNAL CONTROL AND RISK MANAGEMENT
While the Board of Directors has the overall responsibility for the Company's internal control and the assessment and management of risk, Management carries out the identification of risks, the operation of an effective internal control system and the implementation of risk management. Management is also responsible for the periodical reporting on major risks and changes herein to the Audit Committee and the Board of Directors. The Board of Directors reviews the major risks and discusses risk developments with Management as deemed appropriate and at least once a year. Major risks include geopolitical, environmental, macroeconomic, financial and operational issues.

In consequence of its listing on NASDAQ in the USA, TORM is obliged to comply with a number of standards, rules and regulations aimed at good corporate governance under the Sarbanes-Oxley Act, applicable to foreign private issuers since 2006, of which the most important are the requirements listed in Section 404, which requires management and the external auditor to report on the adequacy of the company´s internal control over financial reporting. In consequence of its NASDAQ OMX Copenhagen listing, TORM is from 2009 required to describe the main elements of the internal controls and risk management systems for financial reporting. This requirement has not resulted in any changes to the internal controls and risk management systems for financial reporting.

TORM's Sarbanes-Oxley compliance programme and system for internal controls and risk management for financial reporting are is executed and monitored in the Internal Control and Administration System (INCA). INCA is consistent with the recognised framework established by the Committee of Sponsoring Organizations (COSO), and it provides a clear audit trail of changes in risk assessments and in the design of controls as well as of the results of tests of internal controls. TORMs process for financial reporting and the INCA system consists of the following elements performed through the financial year:

•  Overall scoping: Based on earlier years' experience, budgets and actual figures for the financial year and the knowledge of significant changes affecting TORM, it is assessed whether changes should be made to the scoping.
•  Risk assessment: TORM performs a risk assessment with the purpose of identifying the Company's financial report

CORPORATE GOVERNANCE

   ing risks, i.e. risks of misstatement that could (individually or in combination with others) result in a material misstatement of the financial statements. For this assessment, TORM uses a top-down risk-based approach. The process starts with identification and assessment of the risks related to financial reporting, including possible changes to those risks compared to last year. In the process of identifying and assessing risks, knowledge and understanding of the business, the organisation, operations and process have been taken into consideration as well as the size, complexity and organisational structure and financial reporting environment. Further, as part of the assessment of risks the entity-wide controls and the general IT controls are considered. The potential likelihood of the risk occurring as well as the financial impact/consequence have also been taken into consideration.
•  Mapping: The material risks identified in the risk assessment are mapped to the financial statements and to the existing internal controls to ensure that gaps between material risks and internal controls have not materialised.
•  Monitoring: Based on information from TORM's subsi-diaries and the parent company's financial data, an internal financial report to the Management is prepared. The financial reporting and supporting documentation are controlled on an ongoing basis. At the end of each quarter, an external financial statement is prepared and additional controls and analysis are performed compared to the monthly financial report. At the end of the year, additional controls and analyses are performed, primarily to ensure a correct and complete presentation in the Annual Report for the Company.
•  Testing: TORM ensures at least annually, by testing, that there are no material weaknesses in the internal controls which could potentially lead to a material misstatement in the financial reporting.
•  Conclusion: At the end of the financial year, TORM concludes if any material weaknesses have been found in the internal controls covering the financial reporting. In the Form 20-F filing for 2008 filed with the US Securities and Exchange Commission on 25 June 2009, Management as well as the auditors concluded that there were no material weaknesses during 2008 and no areas of concern. Management's conclusion and the auditors' evaluation of the internal controls and the testing performed by Management regarding 2009 will be included in the Form 20-F filing regarding 2009, which is expected to be filed with the SEC in June 2010.

In addition to ensuring compliance with the relevant laws, TORM believes that the increased focus on internal controls and risk management contribute positively to improving the efficiency of the Company's business procedures and -processes and thereby earnings both in the short and the long term.

WHISTLEBLOWER FACILITY
As part of the internal control system, the Board of Directors has set up a whistleblower facility facilitating the filing of complaints to an independent lawyer's office, solicited by the Board of Directors, concerning breaches of laws, regulations and good business conduct by TORM representatives. TORM encourages the reporting of any instances of the following:
1) Fraud, including the provision or the endorsement of false or misleading statements about the Company's affairs.
2) Criminal offence (actual or imminent).
3) Violations of laws and regulations (actual or imminent).
4) Actual or imminent intentional provision of incorrect information to public bodies.
5) Unlawful behavior in connection with accounting, internal accounting controls or auditing matters, including, but not limited to:
a.   Fraud or deliberate error in the preparation or maintenance of any financial statement or financial records of the Company.
b.   Non-compliance with internal accounting controls.
c.   Misrepresentation or false statement to or by an employee or accountant regarding a matter contained in the financial records, financial reports or audit reports of the Company.
d.   Deviation from full and fair reporting of the Company's financial condition.
6) Actual or imminent violation of rules of good and ethical behaviour.
7) Actual or imminent intentional suppression, destruction or manipulation of information regarding the matters detailed in 1)-6) above.

Details of how to submit complaints are publicly available in English on TORM's website and intranet, and complaints may be filed anonymously.

The whisleblower facility is registred and approved by the Danish Data Protection Agency.

SHAREHOLDER
RELATIONS

TORM communicates actively with shareholders and other stakeholders on issues that are relevant to achieving effective and fair share pricing.

Communication with the stock market must be timely and precise with equal access for all interested parties. The most important channels of communication are quarterly and annual financial reports and other stock exchange announcements in which TORM accounts for the Company's performance, strategy and market conditions. Other channels include the Company's regular capital market contact through presentations, investor meetings and teleconferences. Roadshows are held mainly in Copenhagen and in the major European and North American financial centres.

The Board of Directors and Management regularly discuss the markets' expectations of TORM's results and receive regular feedback from investors and analysts on their views of the Company.

For a three-week period prior to the publication of quarterly and annual financial statements, communication with investors, analysts and the press is limited to issues of a general nature and no individual investor meetings are held.

SHARE CAPITAL AND SHAREHOLDERS
TORM's share capital consists of 72.8 million shares of DKK 5 each. The shares are issued to bearer and listed on NASDAQ OMX Copenhagen and on NASDAQ in New York in the form of American Depositary Receipts (ADRs). The Company has one class of shares, each share carrying one vote, and there are no restrictions on voting rights or ownership.

As of 31 December 2009, TORM had some 17,000 registered shareholders representing 89.4% of the share capital. At the end of the year, approximately 3% of the share capital had been converted into ADRs. The following shareholders have reported to the Company pursuant to Section 29 of the Danish Securities Trading Act that they own more than 5% of the shares:

•  Beltest Shipping Company Ltd. (Cyprus), 32.2%.
•  Menfield Navigation Company Limited (Cyprus), 20.0%.
•  A/S Dampskibsselskabet TORMs Understøttelsesfond, 6.3%.

In addition, TORM A/S holds 4.9% treasury shares.

At the end of 2009, the members of the Board of Directors held a total of 77,927 shares, equivalent to a total market -capitalisation of DKK 4.0 million (USD 0.8 million).

The members of Management held a total of 4,800 shares, equivalent to a market capitalisation of DKK 0.2 million (USD 0.0 million).

All employees are limited to trading shares for a four-week period after the publication of financial reports.

TORM's company's registrar is VP Securities, Weidekampsgade 14, P.O. Box 4040, DK-2300 Copenhagen S, Denmark.

SHARE PRICE PERFORMANCE AND TURNOVER
In 2009, TORM's share price fell by 9%, ending the year at 50.7, against 55.5 at the end of 2008. Net of the dividend paid of DKK 4.0 per share, the total return on the shareholders' investment was negative at 1%. The market capitalisation of the Company's shares dropped to DKK 3.7 billion at the end of 2009, against DKK 4.0 billion at the end of 2008. The total daily turnover in the TORM share averaged DKK 11 million in 2009 as compared with approximately DKK 29 million in 2008.

SHAREHOLDER RELATIONS

DIVIDENDS
The Company's dividend policy states that up to 50% of the net profit for the year may be distributed as dividend, but the dividend must always be considered in light of the Company's capital structure, strategic developments, future obligations, market trends and shareholder interests. For 2009, the Board recommends to the Annual General Meeting not to pay ordinary dividend.

ANALYST COVERAGE
At the end of 2009, TORM was covered by 14 analysts, mainly from Nordic investment banks. An updated list of their names and contact details is shown on the Company's website (www.torm.com).

ACCESS TO IR INFORMATION
In the Investor Relations section on the Company's website, relevant information on the Company's stock market communications and share price information can be found as well as the possibility to subscribe to the Company's news service. In 2009, TORM issued a total of 18 announcements to the stock exchange. All announcements and financial reports can be viewed at or downloaded from the website in Danish and English language versions.

FINANCIAL CALENDAR 2010
11 March	Annual Report 2009
28 April	Annual General Meeting
20 May	Interim Report First Quarter
19 August	Interim Report First Half
18 November	Interim Report Nine Months

An updated calendar is available on the Company's website (www.torm.com). IR CONTACT Sune S. Mikkelsen E-mail: ssm@torm.com Phone: +45 3917 9343

ANALYSTS COVERING TORM
ABG Sundal Collier
Analyst: Lars Heindorff
Phone: +45 3318 6115

Carnegie Bank A/S
Analyst: Casper Blom
Phone: +45 3288 0245

Danske Equities
Analyst: Johannes Møller
Phone: +45  4512 8036

DNB NOR
Analyst: Henrik With
Phone: +47 2294 8542

Enskilda Securities
Analysts: Ole G. Stenhagen/Steven Brooker
Phone: +47 2100 8527

Fearnley Fonds ASA
Analysts: Rikard Vabo
Phone: +47 2293 6000

Handelsbanken Capital Markets
Analyst: Dan Togo Jensen
Phone: +45 3341 8246

Jyske Bank
Analyst: Lars Terp Paulsen
Phone: +45 8989 7033

Nordea Markets
Analyst: Finn Bjarke Pedersen
Phone: +45 3333 5723

Nykredit Markets
Analyst: Ricky Steen Rasmussen
Phone: +45 4455 1012

Pareto Securities
Analyst: Martin Korsvold
Phone: +47 2287 8700
RS Platou Analyst: Dag Kilen Phone: +47 2201 6309 Standard & Poor's Equity Research Analyst: Marco Troiano Phone: +44 (0)20 7176 3964 Sydbank Analyst: Jacob Pedersen Phone: +45 7436 3549

FINANCIAL
STATEMENT 2009

TABLE OF CONTENT

50	Financial review 2009
55	Consolidated income statement
56	Consolidated income statement of comprehensive income
57	Consolidated balance sheet
59	Consolidated statement of changes in equity
60	Consolidated cash flow statement
61	Notes for the group
98	Board of Directors and Management
101	Management´s and auditor´s report

TORM
FINANCIAL
REVIEW 2009

TORM achieved a net loss for the year of USD 17 million in 2009 compared to a net profit of USD 361 million in 2008 resulting in earnings per share (EPS) of USD 0.3 in 2009 against USD 5.2 in 2008. The result was lower than expected at the beginning of the year as the positive effect from the savings achieved in the Greater Efficiency Power program only partly offset the negative impact from the significantly lower than expected freight rates in 2009 and an impairment loss of USD 20 million on the investment in 50% of FR8.

The investment in 50% of FR8 is the latest major investment made by TORM within the product tanker market and the carrying amount of the investment was based on a higher average vessel cost price compared to similar vessel types in TORM's own fleet. Consequently, it was more vulnerable to impairment and based on Managements review of the recoverable amount of assets as at 31 December 2009, the investment in 50% of FR8 was impaired by USD 20 million.

The loss before tax for the year was USD 19 million and apart from the impairment loss the result was in line with the profit before tax expected according to the latest announcement of around break-even.

Operating profit decreased by 89% to USD 50 million in 2009 from USD 446 million in 2008. The lower profit compared to 2008 was primarily due to significantly lower freight rates affecting both the Tanker Division and the Bulk Division as well as our investments in jointly controlled entities, the impairment loss of USD 20 million relating to FR8 and lower profit from sale of vessels.

TORM's total assets decreased by USD 90 million in 2009 to USD 3,227 million from USD 3,317 million in 2008. The most significant developments behind this decrease were a net increase in the carrying amount of vessels including vessels held for sale, capitalized dry-docking and prepayments on vessels of USD 110 million, a decrease in freight receivables and other receivables of USD 113 million, a decrease in other financial assets mainly comprising derivative financial instruments of USD 33 million and a decrease in cash and cash equivalents of USD 46 million.

Total equity decreased by USD 32 million in 2009 to USD 1,247 million from USD 1,279 million in 2008. The decrease in equity was mainly due to fair value adjustment of derivative financial instruments treated as hedging instruments of USD 29 million, less the loss for the year of USD 17 million and less dividend paid out of USD 49 million. TORM's total liabilities decreased by USD 58 million in 2009 to USD 1,980 million from USD 2,038 million in 2008 primarily due to an increase in mortgage debt and bank loans and financial lease liabilities of USD 86 million, a decrease in trade payables of USD 24 million, a decrease in acquired liabilities related to options on vessels and time charter contracts of USD 18 million and a decrease in other liabilities of USD 97 million mainly due to settlement of liabilities relating to derivative financial instruments.

GROSS PROFIT (NET EARNINGS FROM SHIPPING ACTIVITIES)
TORM's total revenue in 2009 was USD 862 million as compared to USD 1,184 million in the previous year. TORM's revenue derives from two segments: The Tanker Division and the Bulk Division. In the markets in which these divisions operate, the time charter equivalent (TCE) rates, defined as revenue less voyage expenses divided by the number of available earning days (days available for service), are used to compare freight rates. Under time charter contracts the charterer pays for the voyage expenses, whereas the shipowner pays for the voyage expenses under voyage charter contracts. A charterer basically has the choice of entering into either a time charter (which may be a one-trip time charter) or a voyage charter. TORM is neutral to the charterer's choice, because the Company will base its economic decisions primarily upon the expected TCE rates rather than on expected net revenues. The analysis of revenue is therefore primarily based on the development in time charter equivalent earnings. TORM's time charter equivalent earnings in 2009 were USD 633 million compared to USD 906 million in 2008. The decrease in the TCE earnings was primarily due to significantly lower freight rates in both the Tanker Division and the Bulk Division, in particular in the Panamax bulk business area and the MR and LR2 tanker business areas, which was only partly offset by an increase in the number of available earning days in the MR and LR2 tanker business areas.

TANKER DIVISION
Revenue in the Tanker Division decreased by 19% to USD 745 million from USD 923 million in 2008, whereas the time charter equivalent earnings decreased by USD 137 million or 21% to USD 520 million in 2009 from USD 657 million in the previous year.

In 2009, the Company did not add any vessels in the LR2 business area, but the additions in 2008 had full effect in 2009 which was the primary reason for the increase in the number of available earning days by 800 days or 20%, resulting in an increase in earnings of USD 28 million. The average freight rates dropped by 48% from the high levels in 2008 resulting in a decrease in earnings by USD 80 million.

In the LR1 business area, the fleet was almost unchanged from 2008 with only one vessel being delivered on time charter late in the year whereas the average freight rates decreased by 24% from the previous year reducing earnings by USD 44 million.

In the MR business area, four newbuildings were delivered to the fleet of owned vessels. The Company also took delivery of three chartered-in newbuildings and with the deliveries in 2008, which had full effect in 2009, this was the main reason for the increase in the number of available earning days of 3,419 days or 32%, which increased earnings by USD 81 million. The average freight rates decreased by 34% from the previous year, reducing earnings by USD 114 million.

In the SR business area, the Company added one vessels to the owned fleet, increasing the number of available earning days by 4% from the previous year and resulting in an increase in earnings of USD 4 million. The average freight rates decreased by 13% from the previous year, reducing earnings by USD 12 million.

BULK DIVISION
In the Bulk Division, revenue decreased by 55% to USD 117 million from USD 260 million in the previous year, and the time charter equivalent earnings similarly decreased by 54% or USD 136 million to USD 113 million from USD 249 million in 2008.

Freight rates in the Panamax business area were on average 63% lower than in 2008, reducing earnings by USD 151 million. In this business area, the Company sold six vessels, two of which will be delivered to the owner in 2010, and took delivery of two newbuildings on long-term time charters. One of the sold vessels was subseguently chartered in on market terms. Together with the full impact of the additions in 2008, the net effect was a decrease in the number of available earning days of 4%, reducing earnings by USD 11 million.

The increase in the time charter equivalent earnings in the Tanker Division and the Bulk Division can be summarized as illustrated in the table below.

CHANGE IN TIME CHARTER EQUIVALENT EARNINGS
						Tanker	Bulk
USD million					Un-	Division	Division
	SR	MR	LR1	LR2	allocated	Total	Panamax	Total

Time charter equivalent earnings 2008	92	250	179	138	-2	657	249	906
Change in number of earning days	4	81	2	28		115	-11	104
Change in freight rates	-12	-114	-44	-80		-250	-151	-401
Other					-2	-2	26	24
Time charter equivalent earnings 2009	84	217	137	86	-4	520	113	633

Un-allocated earnings in the Tanker Division comprise fair value adjustment of freight and bunker derivatives, which are not designated as hedges, and gains and losses on freight and bunker derivatives, which are not entered for hedge purposes. Un-allocated earnings in the Bulk Division comprise a compensation for lost income upon early redelivery of vessels.

The table below summarizes the earnings data per quarter.

TCE EARNINGS DATA

USD/day	2008	2009					% Change
	Full year	Q1	Q2	Q3	Q4	Full year	Full year

TANKER DIVISION
LR2/Aframax vessels
Available earning days	3,908	1,167	1,179	1,190	1,173	4,709	20%
TCE per earning day from the LR2 pool	35,903	24,192	17,145	18,401	20,331	20,059	-44%
TCE per earning day *)	35,243	21,977	15,785	17,406	18,356	18,370	-48%

LR1/Panamax vessels
Available earning days	7,399	1,864	1,756	1,835	2,025	7,480	1%
TCE per earning day from the LR1 pool	30,677	22,503	15,577	15,036	14,304	17,069	-44%
TCE per earning days *)	24,204	21,755	18,491	16,514	16,516	18,284	-24%

MR vessels
Available earning days	10,530	3,174	3,344	3,602	3,829	13,949	32%
TCE per earning day from the MR pool	24,926	20,201	14,712	14,974	11,521	15,207	-39%
TCE per earning days *)	23,721	19,802	15,363	15,349	12,417	15,561	-34%

SR vessels
Available earning days	4,382	1,145	1,135	1,160	1,103	4,543	4%
TCE per earning days *)	21,135	20,963	17,483	18,378	16,894	18,446	-13%

BULK DIVISION
Panamax vessels
Available earning days	5,648	1,458	1,496	1,255	1,204	5,413	-4%
TCE per earning days *)	44,012	13,929	13,756	17,968	19,690	16,099	-63%

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses

Earnings in the Bulk division include an income of USD 26 million in compensation for lost income received from a customer early in the year upon premature delivery to TORM of four Panamax vessels.

OPERATION OF VESSELS
Vessels chartered in on time charters do not give rise to operating expenses for TORM, but only to charter hire payments. As compared to 2008, charter hire in the Tanker Division increased by USD 29 million to USD 163 million in 2009, whereas charter hire paid in the Bulk Division decreased by USD 2 million to USD 58 million. The increase in the Tanker Division of 39% was primarily caused by an increase in the number of available earning days from vessels chartered in compared to 2008.

The operating expenses for the owned vessels decreased by USD 4 million to USD 170 million in 2009 despite an increase in the number of operating days of 7% which increased operating expenses by USD 13 million.

During 2009, TORM has with great success initiated a program named Greater Efficiency Power aimed at achieving sustainable cost savings, but especially at optimizing our operating efficiency, gearing the Company for further growth. The program targets all areas within the operation of vessels as well as general administrative expenses. Within operating expenses Greater Efficiency Power has especially been focused on defining optimal manning and maintenance standards and centralizing procurement processes. The Company managed to reduce the average operating expenses per operating day by 9% compared to 2008. This caused a decrease in the operating expenses of USD 16 million despite a negative impact of USD 1 million from a lower USD/DKK exchange rate. The average operating expenses per operating day during Q4 2009 were 12% lower than during Q4 2008 which is an even clearer illustration of the positive results achieved by the Greater Efficiency Power program. The savings have been achieved without reducing the number of vessels with Danish crews.

The total fleet of owned vessels had 151 off-hire days corresponding to six per thousand of the number of operating days in 2009 compared to 170 off-hire days corresponding to eight per thousand of the number of operating days in 2008. The Company considers the level of off-hire days to be satisfactory.

ADMINISTRATIVE EXPENSES AND OTHER OPERATING INCOME
The total administrative expenses decreased from 2008 to 2009 by USD 12 million to USD 78 million despite a negative impact from the lower USD/DKK rate of USD 3 million. The main effects of the Greater Efficiency Power program was a re-organization of the global set-up of crew and fleet management as well as support functions, resulting in a reduction in the land-based staff of 10%. The re-organization did not impact the administrative expenses in 2009, but will have an impact in the coming years. Expenses relating to the incentive scheme decreased by USD 12 million compared to 2008.

Other operating income primarily comprises chartering commissions received by TORM in connection with the management of the three tanker pools. Other operating income amounted to USD 7 million in 2009 compared to USD 14 million in 2008. The decrease was related to a reduction in pool management commissions as a result of the significantly lower freight rates compared to 2008 and a reduction in technical management fees due to terminated agreements.

FINANCIAL INCOME AND EXPENSES
Net financial items in 2009 were USD 69 million compared to USD 86 million in 2008 corresponding to a decrease of USD 17 million. The most significant reasons for this change were a reduction in net interest expenses of USD 21 million to USD 52 million in 2009, a negative impact compared to 2008 from currency exchange and fair value adjustments on derivative financial instruments of USD 4 million.

Fair value adjustments in 2009 include a negative adjustment of USD 26 million relating to purchase options acquired in 2007 as part of the OMI acquisition.

TAX
Tax for the year amounted to an income of USD 2 million compared to an income of USD 1 million in 2008. The tax for 2009 comprises current tax expense for the year of USD 3 million which was unchanged from the previous year and an income of USD 5 million due to an adjustment to the estimated tax liabilities for the previous years compared to an income of USD 4 million in 2008. The deferred tax liability as at 31 December 2009 was USD 55 million which was unchanged from the previous year.

All significant Danish entities in the TORM Group entered into the tonnage taxation scheme with effect from 2001 and have filed tax returns for 2001 through to 2008. The Company has filed a complaint regarding the assessments by the tax authorities of the tax returns for the years 2001 to 2005, and the assessments for 2006 to 2008 have not been completed. The National Income Tax Tribunal Office has issued a draft ruling on TORM´s tax case, and the Company has adjusted the tax provisions downwards accordingly.

As the final ruling on the tax case and the assessment of three years of tax returns are still pending, the recognized current tax liabilities are to a great extent based on Management's judgement regarding the outcome of the complaint and the assessment. TORM paid USD 4 million in corporation tax on account in 2009 regarding these entities.

VESSELS AND DRY-DOCKING
The increase in tangible fixed assets of USD 67 million to USD 2,679 million in 2009 is attributable to the change in the number of vessels and capitalized dry-docking and in prepayments on vessels. The carrying value of vessels and capitalized dry-docking increased by USD 64 million to USD 2,390 million. The addition of new tonnage amounted to a total acquisition cost of USD 266 million consisting of four MR and one SR tanker newbuildings.

Six Panamax bulk carriers - of which two were built in 1997, two in 2001,  one in 2003 and one in 2005 - representing a total carrying amount of USD 81 million were sold during the year. Two of these vessels will not be delivered until 2010, and the carrying amount totalling USD 44 million was transferred to non-current assets held for sale. Prepayments on vessels increased by USD 1 million to USD 274 million due to additional costs relating to vessels under construction of USD 237 million less the above-mentioned newbuilding deliveries of USD 236 million. Depreciations regarding tangible fixed assets amounted to USD 133 million in 2009 as compared to USD 121 million in 2008.

As at 31 December 2009, TORM's newbuilding programme comprised 11 MR tankers and four bulk carriers to be delivered during 2010 to 2012.

INVESTMENTS IN ENTITIES INCLUDING JOINTLY CONTROLLED ENTITIES (FR8)
The carrying value of the investment in and loans to jointly controlled entities was USD 162 million as at 31 December 2009 compared to USD 173 million as at 31 December 2008.

The carrying amount was reduced by an impairment loss of USD 20 million relating to the investment in 50% of FR8. Please refer to page 54 and note 9 for a discussion of the impairment testing performed by Management.

The share of results of jointly controlled entities in 2009 was a loss of USD 2 million, of which a loss of USD 5 million derived from FR8, compared to an income of USD 27 million in 2008, of which USD 27 million in profit and acquisition cost adjustment derived from FR8.

The development in the operating expenses can be summarized as illustrated in the table below.

USD million

OPERATING EXPENSES	Tanker Division				Bulk Division
	SR	MR	LR1	LR2	Panamax	Unallocated	Total

Operating expenses 2008	24	77	26	30	15	2	174
Change in operating days	2	7	0	6	-2		13
Change in Operating expenses per day	1	-7	-3	-5	-2		-16
Other						-1	-1
Operating expenses 2009	27	77	23	31	11	1	170

Operating expenses per day of USD 6,937 and USD 7,583 in 2009 and 2008, respectively, can be distributed on types of costs as illustrated in the figure below.

USD/day

The table below summarizes the operating data for the Company's fleet of owned and bareboat chartered vessels.

OPERATING DATA	Tanker Division				Bulk Division	2009
	SR	MR	LR1	LR2	Panamax	Total

Operating expenses per operating day in 2008	6,548	7,918	7,891	8,211	6,371	7,583
Operating expenses per operating day in 2009	6,817	7,286	6,935	7,177	5,290	6,937
Change in operating expenses per operating
day in %	4%	-8%	-12%	-13%	-17%	-9%

Operating days in 2009	3,993	10,584	3,285	4,380	2,017	24,259
- Off-hire	-23	-77	-7	-31	-13	-151
- Dry-docking	-64	-29	-56	0	-73	-222
+ Vessels chartered in	637	3,471	4,258	360	3,482	12,208
Available earning days in 2009	4,543	13,949	7,480	4,709	5,413	36,094

The Company holds minority investments in unlisted entities with an aggregate carrying amount of USD 3 million as at 31 December 2009, which is unchanged from the previous year. The carrying amount of the unlisted shares is based on the estimated fair value computed and prepared using available information.

ASSESSMENT OF IMPAIRMENT OF ASSETS
During 2009, TORM observed indications of potential impairment of the Company's assets in the form of a negative development in freight rates and vessel prices. As a consequence, Management as usual performed an impairment review every quarter and presents the outcome to the Audit Committee. The Audit Committee evaluates the impairment review and prepares a recommendation to the Board of Directors. The recoverable amount of the assets is reviewed by assessing the net selling price and the value in use for the significant assets within the two cash generating units the Tanker Division and the Bulk Division, and for the investment in 50% of FR8.

As at 31 December 2009, Management concluded that the assets within the Tanker Division and the Bulk Division were not impaired whereas the carrying amount of the investment in 50% of FR8 should be reduced by an impairment loss of USD 20 million to the calculated recoverable amount of USD 115 million.

In the assessment of the net selling price, Management included a review of market values derived as the average of three internationally acknowledged shipbrokers' valuations. The shipbrokers' primary inputs are deadweight tons, yard and age of the vessel.

The assessment of the value in use was based on the present value of the expected future cash flows derived from discounted cash flow calculations. The underlying assumptions for the discounted cash flow calculations are presented in note 9 on page 76. The key assumptions are considered to be related to the future development in freight rates and to the WACC applied as discounting factor in the calculations.

Management recognizes that the discounted cash flow calculations are sensitive to changes in the key assumptions and has assessed the sensitivities as follows:

•  Freight rates in the product tanker market and the bulk market are very volatile. Management believes that even significant short-term, i.e. one to two years, reductions in freight rates would not cause the carrying amount to exceed the recoverable amount of any of the cash generating units. However, should a permanent downwards shift in the freight rate levels in excess of 10% occur, the carrying amount might exceed the recoverable amount of the Tanker Division resulting in impairment of assets.
• The calculation of WACC is not as volatile as the freight rates, but if TORM's financial position became stretched it could imply an i-ncrease in the cost of capital and the risk premium on the stock which in turn could adversely affect the WACC. A change in the WACC of 2%-point would not affect the conclusion that the assets within the Tanker Division and the Bulk Division were not impaired.

Vessel values in the product tanker market have continued to be under pressure in the beginning of 2010, and the Company will continue to monitor the development at a quarterly basis for indications of impairment.

LIQUIDITY AND CAPITAL RESOURCES
The invested capital increased by USD 104 million to USD 2,926 million as at 31 December 2009, from USD 2,822 million as at 31 December 2008. The increase can primarily be explained by the net addition of tonnage during the year.

The Company monitors the equity adequacy using gearing ratios, primarily the equity ratio, which is equity divided by total assets. The Company's policy is to maintain the equity ratio above 30% both when executing short-term business activities and when considering strategic initiatives and planning long-term investments. As at 31 December 2009, the equity ratio was 39% which is unchanged from the previous year.

Equity decreased by USD 32 million in 2009 to USD 1,247 million as at 31 December 2009 from USD 1,279 million in 2008. The decrease in equity was mainly due to fair value adjustment of derivative financial instruments treated as hedging instruments of USD 29 million, less the loss for the year of USD 17 million and less dividend paid out of USD 49 million.

The payment of the Company's obligations under loan agreements, along with the payment of charter hire for chartered-in vessels and all other commitments that TORM has entered into, are paid out of the cash generated by the Company. Total cash and cash equivalents amounted to USD 122 million at the end of 2009 against USD 168 million at the end of 2008, resulting in a net decrease in cash and cash equivalents for the year of USD 46 million compared to a net increase of USD 63 million in 2008. The primary sources of the cash flow were profit from operating activities, proceeds from the sale of vessels and additional borrowings, which contributed a total of USD 563 million in cash.

The cash flows were primarily used to finance the acquisition of further additions to the fleet, to repay mortgage debt and bank loans and to pay dividend to shareholders during the year, which required a total of USD 620 million in cash.

The Company's operations generated a cash inflow of USD 116 million in 2009 compared to an inflow of USD 385 million in 2008. The Company did not invest in equity interests in 2009 whereas USD 115 million was invested in the acquisition of a 50% stake in the shipping company FR8 in 2008. In addition, the Company invested USD 289 million in tangible fixed assets during the 2009, primarily comprising the expansion of the fleet, compared to USD 378 million in 2008. The Company generated USD 78 million in cash flow from the sale of non-current assets, primarily vessels, in 2009 compared to USD 169 million in 2009.

The total cash inflow from financing activities amounted to USD 37 million compared to a cash outflow of USD 59 million in 2008. Additional borrowings generated inflow of USD 368 million which was primarily used for the repayment on mortgage debt and bank loans amounting to USD 283 million and for the financing of the newbuilding program. Dividend payments to TORM's shareholders, which in 2009 amounted to USD 49 million, also affected cash flow from financing activities.

As at 31 December 2009, TORM had entered into credit agreements with leading banks with a total commitment of USD 2,132 million, of which USD 1,781 million was drawn. Of the total borrowings of USD 1,781 million, USD 1,642 million was bearing variable interest. The credit agreements are dedicated to the financing of new tonnage and to the ongoing financing of some of the existing vessels.

For the 15 vessels in the current newbuilding program payments corresponding to approximately 37% of the aggregate contract price of USD 728 million have been made. The total outstanding contractual commitment under the newbuilding program amounted hereafter to USD 455 million as at 31 December 2009.

TORM believes that based on available cash and loan facilities, planned investments and projected operating cash flows in the next 12 months, the Company has sufficient cash flow to meet the operating requirements and cash flow obligations.

1 JANUARY - 31 DECEMBER
CONSOLIDATED
INCOME STATEMENT

USD '000
	Note	2009	2008

Revenue		862,251	1,183,594
Port expenses, bunkers and commissions		-217,356	-264,050
Freight and bunker derivatives		-11,952	-13,586

Time charter equivalent earnings		632,943	905,958

Charter hire		-220,880	-193,829
Operating expenses	4	-169,556	-174,333

Gross profit (Net earnings from shipping activities)	3	242,507	537,796

Profit from sale of vessels		33,145	82,813
Administrative expenses	4,5	-78,194	-89,906
Other operating income		7,331	14,493
Share of results of jointly controlled entities	29	-2,256	27,122

EBITDA		202,533	572,318

Impairment losses on jointly controlled entities	9	-20,000	0
Depreciation and impairment losses	7,8,9	-132,775	-126,068

Operating profit (EBIT)		49,758	446,250

Financial income	10	6,090	16,175
Financial expenses	10	-74,896	-102,354

Profit/(loss) before tax		-19,048	360,071

Tax expenses	13	1,686	1,279

Net profit/(loss) for the year		-17,362	361,350

		2009	2008

Earnings/(loss) per share
Earnings/(loss) per share (USD)	30	-0.3	5.2
Earnings/(loss) per share (DKK)*		-1.3	26.6
Diluted earnings/(loss) per share (USD)	30	-0.3	5.2
Diluted earnings/(loss) per share (DKK)*		-1.3	26.5

* Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.

The accompanying notes are an integrated part of these financial statements.

1 JANUARY - 31 DECEMBER
CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME

USD '000
	2009	2008

Net profit/(loss) for the year	-17,362	361,350

Other comprehensive income:
Exchange rate adjustment arising on translation
of entities using a measurement currency
different from USD	1	-42
Fair value adjustment on hedging instruments	26,455	-56,478
Value adjustment on hedging instruments transferred
to income statement	4,127	15,177
Value adjustment on hedging instruments transferred
to assets	-1,203	0
Fair value adjustment on available for sale investments	1,545	-4,796
Transfer to income statement on sale of available
for sale investments	-3,681	-2,578
Other comprehensive income after tax	27,244	-48,717

Total comprehensive income for the year	9,882	312,633

The accompanying notes are an integrated part of these financial statements.

AT 31 DECEMBER
CONSOLIDATED
BALANCE SHEET

USD '000
	Note	2009	2008

ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill		89,184	89,184
Other intangible assets		2,269	2,451
	7, 9	91,453	91,635

Tangible fixed assets
Land and buildings		3,687	3,713
Vessels and capitalized dry-docking	17	2,390,391	2,325,863
Prepayments on vessels		273,860	272,731
Other plant and operating equipment		10,734	9,214
	8, 9	2,678,672	2,611,521

Financial assets
Investments in jointly controlled entities	9, 29	122,968	130,468
Loans to jointly controlled entities		38,766	42,158
Other investments	6	3,190	6,387
Other financial assets	24	8,500	31,002
		173,424	210,015

Total non-current assets		2,943,549	2,913,171

CURRENT ASSETS
Bunkers		24,618	18,302
Freight receivables, etc.	11	62,084	120,166
Other receivables	12	16,825	72,013
Other financial assets	24	400	10,700
Prepayments		13,558	14,684
Cash and cash equivalents		121,824	168,317
		239,309	404,182

Non-current assets held for sale	28	44,353	0

Total current assets		283,662	404,182

TOTAL ASSETS		3,227,211	3,317,353

The accompanying notes are an integrated part of these financial statements.

AT 31 DECEMBER
CONSOLIDATED
BALANCE SHEET

USD '000
	Note	2009	2008
EQUITY AND LIABILITIES
EQUITY
Common shares	14	61,098	61,098
Treasury shares	14	-18,118	-18,118
Revaluation reserves		-2,242	-106
Retained profit		1,205,146	1,209,540
Proposed dividend		0	55,100
Hedging reserves		-3,258	-32,637
Translation reserves		4,073	4,072

Total equity		1,246,699	1,278,949

LIABILITIES
Non-current liabilities
Deferred tax liability	13	54,951	55,117
Mortgage debt and bank loans	15, 17	1,629,250	1,505,797
Finance lease liabilities	20	31,754	0
Acquired liabilities related to options on vessels	24	1,885	10,672
Acquired time charter contracts	23	61	3,864
Total non-current liabilities		1,717,901	1,575,450

Current liabilities
Mortgage debt and bank loans	15, 17	141,520	212,368
Finance lease liabilities	20	1,808	0
Trade payables		24,993	48,960
Current tax liabilities		5,664	9,709
Other liabilities	16	82,891	179,823
Acquired liabilities related to options on vessels	24	1,801	0
Acquired time charter contracts	23	3,803	11,150
Deferred income		131	944
Total current liabilities		262,611	462,954

Total liabilities		1,980,512	2,038,404

TOTAL EQUITY AND LIABILITIES		3,227,211	3,317,353

Accounting policies	1-2
Collateral security	17
Guarantee and contingent liabilities	18
Contractual liabilities	19
Finance lease liabilities - as lessee	20
Time charter contracts	21
Purchase options on vessels	22
Acquired time charter contracts	23
Derivative financial instruments	24
Risks associated with TORM's activities	25
Financial instruments	26
Related party transactions	27
Non-current assets held for sale	28
Entities in the Group	29
Earnings per share	30
Appropriation on net profit for the year incl. proposed dividend	31
Cash flows	32

The accompanying notes are an integrated part of these financial statements.

CONSOLIDATED STATEMENT OF
CHANGES IN EQUITY

USD million
	Common shares	Treasury shares	Retained profit	Proposed dividends	Revaluation reserves	Hedging reserves	Translation reserves	Total

EQUITY
Balance at 1 January 2008	61.1	-18.1	953.6	64.5	7.3	8.7	4.1	1,081.2

Changes in equity 2008:
Extraordinary dividends paid			-61.5					-61.5
Extraordinary dividends paid on treasury shares			3.0					3.0
Dividends paid				-68.6				-68.6
Dividends paid on treasury shares			3.3					3.3
Exchange rate adjustment on dividends paid			-4.1	4.1				0.0
Share-based compensation			8.9					8.9
Proposed dividends for the financial year			-55.1	55.1				0.0
Total comprehensive income for the year			361.4		-7.4	-41.4		312.6
Total changes in equity 2008	0.0	0.0	255.9	-9.4	-7.4	-41.4	0.0	197.7

Equity at 31 December 2008	61.1	-18.1	1,209.5	55.1	-0.1	-32.7	4.1	1,278.9

Changes in equity 2009:
Dividends paid				-51.2				-51.2
Dividends paid on treasury shares			2.5					2.5
Exchange rate adjustment on dividends paid			3.9	-3.9				0.0
Share-based compensation			6.6					6.6
Proposed dividends for the financial year				0.0				0.0
Total comprehensive income for the year			-17.4		-2.1	29.4		9.9
Total changes in equity 2009	0.0	0.0	-4.4	-55.1	-2.1	29.4	0.0	-32.2

Equity at 31 December 2009	61.1	-18.1	1,205.1	0.0	-2.2	-3.3	4.1	1,246.7

The accompanying notes are an integrated part of these financial statements.

CONSOLIDATED
CASH FLOW STATEMENT

USD '000
	Note	2009	2008

CASH FLOW FROM OPERATING ACTIVITIES

Operating profit		49,758	446,250

Adjustments:
Reversal of profit from sale of vessels		-33,145	-82,813
Reversal of depreciation and impairment losses		132,775	126,067
Reversal of impairment of jointly controlled entities		20,000	0
Reversal of share of results of jointly controlled entities		2,256	-27,122
Reversal of other non-cash movements	32	1,270	-7,786

Dividends received		75	1,337
Dividends received from jointly controlled entities		3,050	3,930
Interest received and exchange rate gains		5,168	13,439
Interest paid and exchange rate losses		-56,944	-84,332
Income taxes paid/repaid		-2,726	-4,199
Change in bunkers, accounts receivables and payables		-5,284	-78

Net cash flow from operating activities		116,253	384,693

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets		-288,812	-377,786
Investment in equity interests and securities		-5	-133,917
Loans to jointly controlled entities		4,688	69,589
Payment of liability related to options on vessels		0	-11,017
Received share on options on vessels		1,500	4,298
Sale of equity interests and securities		4,747	17,365
Sale of non-current assets		78,486	169,067

Net cash flow from investing activities		-199,396	-262,401

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt and finance lease liabilities		368,041	1,020,699
Repayment/redemption, mortgage debt and finance lease liabilities		-282,671	-955,872
Dividends paid		-48,720	-123,785

Cash flow from financing activities		36,650	-58,958

Net cash flow from operating, investing and financing activities		-46,493	63,334

Cash and cash equivalents at 1 January		168,317	104,983

Cash and cash equivalents at 31 December		121,824	168,317
Of which used as collateral		0	0
		121,824	168,317

The accompanying notes are an integrated part of these financial statements.

NOTES

NOTE 1

ACCOUNTING POLICIES
The annual report has been prepared in accordance with the International Financial Reporting Standards as adopted by the EU and the disclosure requirements for Danish listed companies’ financial reporting.
The annual report also complies with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The financial statements are prepared in accordance with the historical cost convention except where fair value accounting is specifically required by IFRS.

The functional currency in all major entities is USD, and the Company applies USD as presentation currency in the preparation of financial statements.

CHANGES IN ACCOUNTING POLICIES AND PRESENTATION
TORM has implemented the following changes to standards and interpretations in the annual report for 2009:

•  Amendment to IFRS 7 “Financial Instruments: Disclosures”. The amendment enhances disclosures about fair value and liquidity risk.
•  Amendment to IAS 1 “Presentation of Financial Statements”. The most notable changes in comparison to the former version of IAS 1 are:
•  A requirement that ”comprehensive income” is presented either in a single statement or in two statements (an income statement and a statement of comprehensive income, in which net profit for the year is included in one line). The statement of changes in equity can no longer include elements of comprehensive income, but only the total of this statement.
•  When changes in accounting policies or restatements have occured, a statement of financial position (balance sheet) at the beginning of the comparative period is presented (i.e. two years comparative figures).
•  A requirement for information regarding the tax effect of each item in ”other comprehensive income”.
•  A requirement of disclosure of amounts, which are reclassified from other comprehensive income to net profit for the year (“recycling”).
•  The terminology regarding the financial statements in -accordance with IFRS is changed.
•  Amendment to IAS 23 ”Borrowing Costs”. The amendment prohibits immediate expensing of borrowing costs relating to qualifying assets.
•  Amendment to IAS 27 ”Consolidated and Separate Financial Statements” relating to cost of an investment on first-time -adoption.

In addition, TORM implemented a number of smaller changes and -clarifications issued by IASB during 2008 including changes to IFRS 5, IAS 16, IAS 20, IAS 40 and IFRIC 12-18.

The implementation of the changes to standards and interpretations did not affect TORM’s accounting policies. However, the Company has revised its presentation and disclosures of financial statements as a result of the -amendments to IAS 1 and IFRS 7.

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
IASB has issued the following changes to standards which have not yet been adopted:

•  Revised IFRS 3 ”Business Combinations” and consequential amendments to IAS 27, IAS 28 and IAS 31. The revised standard and amendments will affect the treatment of future business combinations.

•  Amendment to IAS 32 “Financial Instruments: Presentation”. The amendment is not expected to affect TORM.
•  Amendments to IAS 39 “Financial Instruments: Recognition and Measurement”: “Eligible Hedged Items”, “Reclassification of Financial Assets: Effective Date and Transition”, and “Embedded Derivatives”. The amendments are not expected to affect the Company.

TORM will implement these changes when they become effective in 2010 and 2011.

Furthermore, IASB has issued the following standards and changes to standards which become effective on or after 1 January 2010 but have not yet been adopted by the EU:
•  Amendments to IFRS 1 “First Time Adoption of International Financial Reporting Standards” relating to oil and gas assets and to limited exemptions from comparative IFRS 7 disclosures.
•  Amendment to IFRS 2 “Share-Based Payment” relating to group cash-settled share-based payments.
•  IFRS 9 “Financial Instruments – Classification and Measurement”. The standard is the first phase in the replacement of IAS 39.
•  Amendment to IAS 24 “Related Party Disclosures” revising the definition of related parties.
•  A number of smaller changes and clarifications during 2009 as part of the improvement project, including changes to IFRS 2, IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 38 and IAS 39.

TORM expects that the implementation of these standards and changes to standards will not materially affect the Company’s financial statements.

KEY ACCOUNTING POLICIES
The Management considers the following to be the most important accounting policies for the TORM Group.

PARTICIPATION IN POOLS
TORM generates its revenue from shipping activities, which to a large extent are conducted through pools. Total pool revenue is generated from each vessel participating in the pools in which the Group participates and is based on either voyage or time charter parties. The pool measures net revenues based on the contractual rates and the duration of each voyage, and net revenue is recognised upon delivery of service in accordance with the terms and conditions of the charter parties.

The pools are regarded as jointly controlled operations, and the Company’s share of the income statement and balance sheet in the respective pools is accounted for by recognizing a proportional share, based on participation in the pool, combining items of uniform nature.

The Company’s share of the revenues in the pools is primarily dependent on the number of days the Company’s vessels have been available for the pools in relation to the total available pool earning days during the period.

TORM acts as pool manager for three pools in which the Company is participating with a significant number of vessels. As pool manager TORM receives a chartering commission income to cover the expenses associated with this role. The chartering commission income is calculated as a fixed percentage of the freight income from each charter agreement. If the pool does not earn any freight income, TORM will not receive any commission income. The commission income is recognised in the income statement under “Other operating income” simultaneously with the recognition of the underlying freight income in the pool.

NOTES

NOTE 1 – continued

CROSS OVER VOYAGES
Revenue is recognised upon delivery of service in accordance with the terms and conditions of the charter parties. For cross over voyages (voyages in progress at the end of a reporting period) the uncertainty and the dependence on estimates are greater than for concluded voyages. The Company recognises a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed on the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage. Voyage expenses are recognised as incurred.

When recognizing net revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties a lower day rate may have been agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

DEMURRAGE REVENUES
Freight contracts contain conditions regarding the amount of time -available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of a demurrage revenue. Demurrage revenues are recognised upon delivery of service in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognised as demurrage revenue. The Company receives the demurrage payment upon reaching final agreement of the amount, which on average is approximately 100 days after the original demurrage claim was submitted. If the Group accepts a reduction of more than 5% of the original claim, or if the charterer is not able to pay, demurrage revenue will be affected.

VESSELS
Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use including interest expenses incurred during the period of construction, based on the loans obtained for the vessels. All major components of vessels except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with that used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial yearend based on market conditions, regulatory requirements and the Company’s business plans.

The Company also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of their carrying amounts.

Prepayment on vessels is measured at costs incurred.

DRY-DOCKING
The vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 and 60 months depending on the nature of work and external requirements. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs are reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM ’s business plans.

A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation hereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which is again based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, however, taking into account the normal docking intervals in the Company.

At subsequent dry-dockings the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to effect replacements and repairs and the cost of parts and materials used, cost of travel, lodging and supervision of Company personnel and the cost of hiring third party personnel to oversee a dry-docking.

Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel.

DEFERRED TAX
All significant Danish entities within the Group entered the Danish tonnage taxation scheme for a binding 10-year period with effect from 1 January 2001 and have filed tax returns for the fiscal years 2001 to 2008. Under the Danish tonnage taxation scheme, taxable income is not calculated on the basis of income and expenses as under the normal corporate taxation. Instead, taxable income is calculated with reference to the tonnage used during the year. The taxable income for a company for a given period is calculated as the sum of the taxable income under the tonnage taxation scheme and the taxable income from the activities that are not covered by the tonnage taxation scheme made up in accordance with the ordinary Danish corporate tax system.

If the entities’ participation in the Danish tonnage taxation scheme is abandoned, or if the entities’ level of investment and activity is significantly reduced, a deferred tax liability will become payable. A deferred tax liability is recognised in the balance sheet at each period end and is accounted for using the balance sheet liability method. The deferred tax liability relating to the vessels is measured on the basis of the difference between the tax value of the vessels at the date of entry into the tonnage taxation scheme and the lower of the cost and the realized or realizable sales value of the vessels.

OTHER ACCOUNTING POLICIES

CONSOLIDATION PRINCIPLES
The consolidated financial statements comprise the financial statements of the Parent Company, TORM A/S, and its subsidiaries, i.e. the entities in which the Parent Company, directly or indirectly, holds the majority of the votes or otherwise has a controlling interest. Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are recognised using the equity method.

NOTES

NOTE 1 – continued

Companies which are by agreement managed jointly with one or more other companies and therefore subject to joint control (jointly controlled entities) are accounted for by using the equity method.
The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and proportionately consolidated activities by combining items of a uniform nature and eliminating inter-company transactions, balances and shareholdings as well as realized and unrealized gains and losses on transaction -between the consolidated companies. The financial statements used for consolidation purposes are prepared in accordance with the Company’s accounting policies.

BUSINESS COMBINATIONS
Newly acquired or formed entities are recognised in the consolidated financial statements from the date of acquisition or formation. The date of acquisition is the date on which control over the entity is effectively transferred. Sold or unwound entities are recognised in the consolidated financial statements until the date of the sale or the unwinding. The date of sale or unwinding is the date when control is effectively transferred to third parties.

Business combinations are accounted for by applying the purchase method, whereby the acquired entities’ identifiable assets, liabilities and contingent liabilities are measured at fair value at the acquisition date. Restructuring costs are only recognised in the acquisition balance sheet to the extent that they constitute an obligation for the acquired entity. The tax effect of the revaluation activities is also taken into account.

The cost of a business combination is measured as the fair value of the consideration paid and the costs directly attributable to the business combination.

The excess (goodwill) of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities is recognised as an asset under intangible assets and is tested for impairment at least once every year. If the carrying amount of the asset exceeds the recoverable amount of the asset, it should be reduced to the lower recoverable amount. If the fair value of the acquired assets, liabilities and contingent liabilities exceeds the cost of the business combination, the identification of assets and liabilities and the processes of measuring the fair value of the assets and liabilities and the cost of the business combination are reassessed. If the fair value of the business combination continues to exceed the cost, the resulting gain is recognised in the income statement.

FOREIGN CURRENCIES
The functional currency of all significant entities including subsidiaries and associated companies is USD, because the Company’s vessels operate in international shipping markets, in which revenues and expenses are settled in USD, and the Company’s most significant assets and liabilities in the form of vessels and related financial liabilities are in USD.

Transactions in currencies other than the functional currency are -translated into the functional currency at the date of the transactions. Cash, accounts receivable and payable and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognised in the income statement under “Financial items”.

An exchange rate gain or loss relating to a non-monetary item carried at fair value is recognised in the same line as the fair value adjustment.

The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Items in the income statement are translated into USD at the average exchange rates for the period, whereas balance sheet items are translated at the exchange rates as at the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognised as a separate component of equity. On the disposal of an entity, the cumulative amount of the exchange differences deferred in the separate component of equity relating to that entity shall be transferred to the income statement as part of the gain or loss on disposal.

DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments, primarily interest rate swaps, forward currency exchange contracts, forward freight agreements and forward contracts regarding bunker purchases, are entered to hedge future committed or anticipated transactions. TORM applies hedge accounting under the specific rules for cash flow hedges when allowed and -appropriate.

In addition, TORM takes limited positions in forward freight agreements as a supplement to the Company’s physical positions in vessels, which are not entered for hedge purposes.

Derivative financial instruments are initially recognised in the balance sheet at fair value and are subsequently measured at their fair value as of the balance sheet date as other receivables or other liabilities respectively.

Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognised directly in Other comprehensive income. When the hedged transaction is recognised in the income statement, the cumulative value adjustment recognised in Other comprehensive income is transferred to the income statement and included in the same line as the hedged transaction. However, when the forecast transaction that is hedged results in the recognition of a fixed asset, the gains and losses previously accumulated in Other comprehensive income are transferred from Other comprehensive income and included in the initial measurement of the cost of the fixed asset. Changes in fair value of a portion of a hedge deemed to be ineffective are recognised in the income statement.

Changes in fair value of derivative financial instruments that are not designated as hedges are recognised in the income statement. While effectively reducing cash flow risk in accordance with the risk management policy of the Company, interest rate swaps with cap features and certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognised in the income statement under “Financial expenses” for interest rate swaps with cap features and under “Freight and bunkers derivatives” for forward freight agreements and forward bunker contracts. Changes in fair value of forward freight agreements, which are not entered for hedge purposes, are also recognised under “Freight and bunkers derivatives”.

NOTES

NOTE 1 – continued

SEGMENT INFORMATION
TORM consists of two business segments: The Tanker Division and the Bulk Division. This segmentation is based on the Group’s internal management and reporting structure in addition to evaluation of risk and earnings. In the tanker segment the services provided primarily comprise transport of refined oil products such as gasoline, jet fuel and naphta, and in the bulk segment the services provided comprise transport of dry cargo - typically commodities such as coal, grain, iron ore, etc. Transactions between segments are based on market-related prices and are eliminated at Group level. The Group only has one geographical segment, because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world. Furthermore, the internal management reporting does not provide such information. Consequently, it is not possible to provide geographical segment information on revenue from external customers or non-current segment assets.

The accounting policies applied for the segments regarding recognition and measurement are consistent with the policies for TORM as described in this note.

The segment income statement comprises revenues directly attributable to the segment and expenses, which are directly or indirectly attributable to the segment. Indirect allocation of expenses is based on distribution keys reflecting the segment’s use of shared resources.

The segment non-current assets consist of the non-current assets used directly for segment operations.

Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including inventories, outstanding freight, other receivables and prepayments.

Segment liabilities comprise segment operating liabilities including trade payables and other liabilities.

Not-allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Company’s administrative functions and investment activities, including cash and bank balances, interestbearing debt, income tax, deferred tax, etc.

EMPLOYEE BENEFITS
Wages, salaries, social security contributions, paid holiday and sick leave, bonuses and other monetary and non-monetary benefits are accrued in the year in which the employees render the associated services.

PENSION PLANS
The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

SHARE BASED COMPENSATION
The Management and all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that are directly employed by TORM A/S participate in an incentive scheme, which includes grant of shares and share options. The scheme does not provide the choices of cash settlement instead of shares. The fair value of the shares and share options granted under this scheme is measured at the grant date and is recognised in the income statement as a personnel expense under administrative expenses and operating costs over the vesting period. The counter item is recognised in equity. The fair value is measured based on the Black-Scholes and the Monte Carlo models.

LEASES
Agreements to charter in vessels and to lease other property, plant and equipment, where TORM has substantially all the risks and rewards of ownership, are recognised in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of minimum lease payments determined in the agreements.

For the purpose of calculating the present value, the interest rate implicit in the lease or an incremental borrowing rate is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Company or over the lease period depending on the lease terms.

The corresponding lease obligation is recognised as a liability in the balance sheet, and the interest element of the lease payment is charged to the income statement as incurred.

Other charter agreements concerning vessels and other leases are classified as operating leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease period is disclosed in the notes to the financial statement.

Agreements to charter out vessels, where substantially all the risks and rewards of ownership are transferred to the lessee, are classified as finance leases, and an amount equal to the net investment in the lease is recognised and presented in the balance sheet as a receivable. The carrying amount of the vessel is derecognised and any gain or loss on disposal is recognised in the income statement.

Other agreements to charter out vessels are classified as operating leases, and lease income is recognised in the income statement on a straight-line basis over the lease term.

SALE AND LEASEBACK TRANSACTIONS
A gain or loss related to a sale and lease back transaction resulting in a finance lease is deferred and amortized in proportion to the gross rental on the time charter over the lease term.

A gain related to a sale and lease back transaction resulting in an operating lease is recognised in the income statement immediately provided the transaction is agreed on market terms or the sales price is lower than the fair value. If the sales price exceeds the fair value, the difference between the sales price and the fair value is deferred and amortized in proportion to the lease payments over the life of the lease. A loss related to a sale and lease back transaction resulting in an operating lease is recognised in the income statement at the date of transaction except if the loss is compensated by future lease payments below fair value, it is deferred and amortized in proportion to the lease payments over the life of the lease.

INCOME STATEMENT

REVENUE
Income, including revenue, is recognised in the income statement when:

•  The income creating activities have been carried out on the basis of a binding agreement.
•  The income can be measured reliably.
•  It is probable that the economic benefits associated with the transaction will flow to the Company.
•  Costs relating to the transaction can be measured reliably.

NOTES

NOTE 1 – continued

Revenue comprises freight, charter hire and demurrage revenues from the vessels and gains and losses from forward freight agreements designated as hedges. Revenue is recognised when it meets the general criteria mentioned above and the stage of completion can be measured reliably. Accordingly, freight, charter hire and demurrage revenues are recognised at selling price upon delivery of service in accordance with the charter parties concluded.

PORT EXPENSES, BUNKERS AND COMMISSIONS
Port expenses, bunker fuel consumption and commissions are recognised as incurred. Gains and losses from forward bunker contracts designated as hedges are included in this line.

FREIGHT AND BUNKER DERIVATIVES
Freight and bunker derivatives include fair value adjustments and gains and losses on forward freight agreements, forward bunker contracts and other derivate financial instruments directly relating to shipping activities which are not designated as hedges.

CHARTER HIRE
Charter hire includes the expenses related to the chartering in of vessels incurred in order to achieve the net revenue for the period.

OPERATING EXPENSES
Operating expenses, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.

PROFIT FROM SALE OF VESSELS
Profit or loss from sale of vessels is recognised when the significant risks and rewards of ownership have been transferred to the buyer, and it is measured as the difference between the sales price less sales costs and the carrying amount of the asset.

ADMINISTRATIVE EXPENSES
Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred.

OTHER OPERATING INCOME
Other operating income primarily comprises chartering commissions, management fees and profits and losses deriving from the disposal of other plant and operating equipment.

IMPAIRMENT LOSSES ON JOINTLY CONTROLLED ENTITIES
Impairment losses on jointly controlled entities comprise the reduction in the value of the investment in jointly controlled entities by the amount by which the carrying amount to the investment exceeds its recoverable amount. In the event of indication of impairment of value, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its net selling price.

DEPRECIATION AND IMPAIRMENT LOSSES
Depreciation and impairment losses comprise depreciation of fixed assets for the period as well as the reduction in the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment of value, the carrying amount is assessed, and the value of the asset is reduced to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its net selling price.  The recoverable amount of goodwill is assessed every year.

FINANCIAL INCOME
Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other investments and securities, unrealized gains from securities, dividends received and other financial income including value adjustments of certain financial struments not accounted for as hedging instruments.

Interest is recognised in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognised when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

FINANCIAL EXPENSES
Financial expenses comprise interest expense, financing costs of finance leases, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other investments and securities, unrealized losses from securities and other financial expenses including value adjustments of certain financial instruments not accounted for as hedging instruments.
Interest is recognised in accordance with the accrual basis of accounting taking into account the effective interest rate.

TAX
In Denmark, TORM A/S is jointly taxed with its Danish subsidiaries. The Parent Company provides for and pays the aggregate Danish tax of the taxable income of these companies, but recovers the relevant portion of the taxes paid from the subsidiaries based on each entity’s portion of the aggregate taxable income. Tax expenses include the expected tax including tonnage tax of the taxable income for the year for the Group, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to items posted in equity is posted directly in equity.

BALANCE SHEET

GOODWILL
Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities and is recognised as an asset under intangible assets.  Goodwill is not amortized, but is tested at least once every year for impairment. Goodwill is for impairment testing purposes allocated to those cash-generating units, to which it relates.

OTHER INTANGIBLE ASSETS
Other intangible assets were acquired in connection with the acquisition of OMI and are amortized over their useful lives which is estimated to 15 years.

OTHER PLANT AND EQUIPMENT
Land is measured at cost.

Buildings are measured at cost less accumulated depreciation and accumulated impairment losses. Buildings are depreciated on a straight line basis over 50 years.

Operating equipment is measured at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis over three years, and other operating equipment is depreciated on a straight-line basis over five years.

Leasehold improvements are measured at cost less accumulated amortization and impairment losses, and leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease and the estimated useful life.

Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use.

NOTES

NOTE 1 – continued

INVESTMENTS IN JOINTLY CONTROLLED ENTITIES
Investments in jointly controlled entities comprise investments in companies which are by agreement managed jointly with one or more other companies and therefore subject to joint control and are measured at equity value.

FINANCIAL ASSETS
Financial assets are initially recognised on settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognised at fair value. Financial assets are derecognised when the rights to receive cash flows from the assets have expired or have been transferred. Financial assets are classified as:

•           Financial assets at fair value through profit or loss.
•           Held-to-maturity investments.
•           Loans and receivables.
•           Available-for-sale financial assets.

OTHER INVESTMENTS
Other investments comprise shares in other companies and are classified as available-for-sale. Listed shares are measured at market value at the balance sheet date, and unlisted shares are measured at estimated fair value. Unrealized gains and losses resulting from changes in fair value of shares are recognised in Other comprehensive income. Realized gains and losses resulting from sale of shares are recognised as financial items in the income statement. The cumulative value adjustment recognised in Other comprehensive income is transferred to the income statement when the shares are sold. Dividends on shares in other companies are recognised as income in the period in which they are declared.

Other investments are presented as non-current unless Management intends to dispose of the investments within 12 months of the balance sheet date.

OTHER FINANCIAL ASSETS
Other financial assets comprise TORM’s rights to a share of the gain on purchase options on vessels, which were acquired as part of the acquisition of OMI and are classified as derivative financial instruments. The rights are measured and recognised at fair value and the change for the period is recognised in the income statement under financial income or expenses.

RECEIVABLES
Outstanding freight receivables and other receivables that are of a current nature, expected to be realized within 12 months from the balance sheet date, are classified as loans and receivables and presented as current assets. Receivables are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provision for bad debts. Derivative financial instruments included in other receivables are measured at fair value.

IMPAIRMENT OF ASSETS
Non-current assets are reviewed quarterly to determine any indication of impairment either due to a significant decline in the assets’ market value or in the cash flows generated by the assets. In case of such indication, the recoverable amount of the asset is estimated as the higher of the asset’s net selling price and its value in use. The value in use is the present value of the future cash flows expected to derive from an asset. If the recoverable amount is less than the carrying amount of the asset, the carrying amount is reduced to the recoverable amount. The impairment loss is recognised immediately in the income statement. For the purpose of assessing impairment, assets including goodwill are grouped at the lowest levels at which goodwill is monitored for internal management purposes. The two cash-generating units of the Company are the Tanker Division and the Bulk Division.

BUNKERS
Bunkers and lubricants are stated at the lower of cost and net realizable value. The cost is determined by the FIFO method and includes expenditures incurred in acquiring the bunkers and lubricants and delivery cost less discounts.

TREASURY SHARES
Treasury shares are recognised as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognised directly in equity.

DIVIDEND
Dividend is recognised as a liability at the time of declaration at the Annual General Meeting. Dividend proposed for the year is moved from “Retained profit” and presented as a separate component of equity.

PROVISIONS
Provisions are recognised when the Company has a legal or constructive obligation as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated ultimate liability that is expected to arise taking into account the time value of money.

ACQUIRED LIABILITIES RELATED TO OPTIONS ON VESSELS
As part of the acquisition of OMI, the Company acquired certain option obligations relating to vessels chartered out on time charter contracts. The option obligations are classified as derivative financial instruments and are recognised at fair value. The change for the period is recognised in the income statement under financial income or expenses.

ACQUIRED TIME CHARTER CONTRACTS
As part of the acquisition of OMI, the Company acquired certain time charter contracts which have terms that are less favorable than the market terms prevailing at the time of the acquisition. The Company has recognised a liability based on the estimated fair value of these contracts and is amortizing this liability over the remaining term of the contracts.
The change for the period is recognised in the income statement under revenue.

OTHER LIABILITIES
Liabilities are generally measured at amortized cost. Mortgage debt and bank loans relating to the financing of vessels are initially measured at nominal amounts less premiums and costs incurred in the loan arrangement and subsequently at amortized cost with the difference between the loan proceeds and the nominal value being recognised in the income statement over the term of the loan. Derivative financial instruments included in other liabilities are measured at fair value.

CASH FLOW STATEMENT
The cash flow statement shows the Company’s cash flows and cash and cash equivalents at the beginning and the end of the period. Cash flow from operating activities is presented indirectly and is based on profit before financial items for the year adjusted for profit from sale of vessels, non-cash operating items, changes in working capital, income tax paid, dividends received and interest paid/received.

Cash flow from investing activities comprises dividends received and the purchase and sale of tangible fixed assets and financial fixed assets.  Cash flow from financing activities comprises changes in long-term debt, bank loans, purchases or sales of treasury shares and dividend paid to shareholders

NOTES

NOTE 1 – continued

Cash and cash equivalents comprise cash at bank and in hand and highly liquid bonds with a term to maturity not exceeding three months. Other bonds and other investments are classified as investment activities.

EARNINGS PER SHARE
Basic earnings per share are calculated by dividing the consolidated profit or loss available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases and sales of treasury shares during the period are weighted based on the remaining period. Diluted earnings per share are calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

NOTE 2

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of the consolidated financial statements in conformity with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made, different estimates reasonably could have been used, or if changes in the estimate that would have a material impact on the Company’s financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates employed are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

Management believes that the following are the significant accounting estimates and judgements used in the preparation of the consolidated financial:

CARRYING AMOUNTS OF VESSELS
The Company evaluates the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Furthermore, market valuations from leading, independent and internationally recognised shipbroking companies are obtained on a quarterly basis as part of the review for potential impairment indicators. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

NOTE 2 – continued

The carrying amounts of TORM’s vessels may not represent their fair market value at any point in time as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.

There were no impairments of vessels recorded in 2008 or 2009.

TAX
All significant Danish entities within the Group entered the Danish tonnage taxation scheme with effect from 1 January 2001 and have filed tax returns for 2001 to 2008. The assessment of the tax returns by the tax authorities has not yet been completed for 2006 to 2008, and TORM has filed a complaint regarding the assessments for the years 2001 to 2005. The tax regulations are highly complex, and while the Group aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

It is the Group’s assessment that there is uncertainty as to the estimate of taxes payable as of 31 December 2009 due to the lack of precedents that have interpreted the tonnage tax regulation. The estimate is based on scenario analyses and discussions with the tax authorities, tax advisors and industry organizations, and the uncertainty primarily relates to the split of the activities between income and expenses from shipping related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

68

NOTES

NOTE 3

USD million			Not	Total
	Tanker	Bulk	allocated	2009

CONSOLIDATED SEGMENT INFORMATION

INCOME STATEMENT
Revenue	745.2	117.1	0.0	862.3
Port expenses, bunkers and commissions	-213.5	-3.9	0.0	-217.4
Freight and bunker derivatives	-12.0	0.0	0.0	-12.0
Time charter equivalent earnings	519.7	113.2	0.0	632.9
Charter hire	-163.0	-57.9	0.0	-220.9
Operating expenses	-159.0	-10.5	0.0	-169.5
Gross profit/(loss) (Net earnings from shipping activities)	197.7	44.8	0.0	242.5
Profit/(loss) from sale of vessels	0.0	33.1	0.0	33.1
Administrative expenses	-71.7	-6.5	0.0	-78.2
Other operating income	7.4	0.0	0.0	7.4
Share of results of jointly controlled entities	3.5	0.0	-5.8	-2.3
EBITDA	136.9	71.4	-5.8	202.5
Impairment losses on jointly controlled entities	0.0	0.0	-20.0	-20.0
Depreciation and impairment losses	-126.1	-6.6	0.0	-132.7
Operating profit (EBIT)	10.8	64.8	-25.8	49.8
Financial income			6.1	6.1
Financial expenses			-74.9	-74.9
Profit/(loss) before tax			-94.6	-19.0
Tax expenses			1.6	1.6
Net profit/(loss) for the year			-93.0	-17.4

BALANCE SHEET
Total non-current assets	2,655.8	131.1	156.6	2,943.5
Total assets	2,763.7	181.0	282.5	3,227.2
Total liabilities	67.7	4.1	1,908.7	1,980.5

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	261.2	26.4	0.0	287.6
Impairment losses recognized in the income statement	0.0	0.0	-20.0	-20.0
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	8.3	0.0	114.7	123.0

The activity that TORM owns in a 50/50 joint venture with Teekay and the 50% ownership of FR8 Holding Pte. Ltd. is included in ”Not allocated”.

During the year, there have been no transactions between the Tanker and the Bulk segments, and therefore all revenue derives from external customers.

TORM consists of two business segments: Tanker and Bulk.

In the Tanker Division, a major portion of the Company’s freight revenue is concentrated on a small group of customers. In 2009, one customer accounted for 13% (2008: 12%) of the total freight revenue of the Company.

Revenue under the Bulk Segment includes an income of USD 26 million, which relates to compensation received for premature redelivery to TORM of four Panamax bulk carriers on long-term time charter contracts.

Please also refer to the section Segment information in note 1.

NOTES

NOTE 3 - CONTINUED

USD million			Not	Total
	Tanker	Bulk	allocated	2008

CONSOLIDATED SEGMENT INFORMATION

INCOME STATEMENT
Revenue	923.2	260.4	0.0	1,183.6
Port expenses, bunkers and commissions	-252.2	-11.9	0.0	-264.1
Freight and bunker derivatives	-13.6	0.0	0.0	-13.6
Time charter equivalent earnings	657.4	248.5	0.0	905.9
Charter hire	-133.8	-60.0	0.0	-193.8
Operating expenses	-160.0	-14.3	0.0	-174.3
Gross profit/(loss) (Net earnings from shipping activities)	363.6	174.2	0.0	537.8
Profit/(loss) from sale of vessels	30.6	52.2	0.0	82.8
Administrative expenses	-82.6	-7.3	0.0	-89.9
Other operating income	14.4	0.1	0.0	14.5
Share of results of jointly controlled entities	8.0	0.0	19.1	27.1
EBITDA	334.0	219.2	19.1	572.3
Depreciation and impairment losses	-118.7	-7.3	0.0	-126.0
Operating profit (EBIT)	215.3	211.9	19.1	446.3
Financial income			16.2	16.2
Financial expenses			-102.4	-102.4
Profit/(loss) before tax			-67.1	360.1
Tax expenses			1.3	1.3
Net profit/(loss) for the year			-65.8	361.4

BALANCE SHEET
Total non-current assets	2,542.9	199.0	171.3	2,913.2
Total assets	2,762.1	209.2	346.1	3,317.4
Total liabilities	177.0	7.8	1,853.6	2,038.4

OTHER INFORMATION
Additions to intangible assets and tangible fixed assets	309.1	68.7	0.0	377.8
Impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Reversal of impairment losses recognized in the income statement	0.0	0.0	0.0	0.0
Investments in jointly controlled entities	7.8	0.0	122.7	130.5

The activity that TORM owns in a 50/50 joint venture with Teekay and the 50% ownership of FR8 Holding Pte. Ltd. is included in ”Not allocated”.

During the year, there have been no transactions between the Tanker og the Bulk segments, and therefore all the revenue derives from external customers.

NOTE 4

USD million
	2009	2008

STAFF COSTS

Total staff costs
Staff costs included in operating expenses	22.0	22.2
Staff costs included in administrative expenses	45.1	59.1
Total	67.1	81.3

Staff costs comprise the following:
Wages and salaries	54.3	66.7
Share-based compensation	7.0	8.9
Pension costs	4.8	4.5
Other social security costs	1.0	1.2
Total	67.1	81.3

72

NOTES

NOTE 4 - CONTINUED

USD ’000

Hereof remuneration to the Board of Directors and salaries to the Executive Management:
			Board	Committee	Total short-
Board of Directors 2009			remuneration	remuneration	term benefits

Niels Erik Nielsen			280	9	289
Christian Frigast			121	19	140
Peter Abildgaard			75	0	75
Lennart Arrias			75	0	75
Margrethe Bligaard			75	0	75
Bo Jagd			75	9	84
Jesper Jarlbæk (appointed on 22 April 2009)			51	7	58
Gabriel Panayotides			75	7	82
E. Michael Steimler (resigned on 19 August 2009)			47	0	47
Angelos Papoulias (appointed on 22 April 2009)			51	0	51
Stefanos-Niko Zouvelos			75	9	84
Total for 2009			1,000	60	1,060

	Short-term benefits			Share-based
Executive Management 2009	Salaries	Bonus	Pension	compensation	Total

Mikael Skov	2,713	0	84	746	3,543
Roland M. Andersen	681	633	63	399	1,776
Total for 2009	3,394	633	147	1,145	5,319

Salaries for Mikael Skov includes an extraordinary compensation for taking the position as CEO in the interim period until Jacob Meldgaard joins as new CEO.

Bonus for Roland M. Andersen was guaranteed as part of the employment contract in 2008.

Board of Directors 2008			Board remuneration	Committee remuneration	Total short term benefits

Niels Erik Nielsen			196	10	206
Christian Frigast			128	20	148
Peter Abildgaard			79	0	79
Lennart Arrias			79	0	79
Margrethe Bligaard			79	0	79
Bo Jagd (appointed on 22 April 2008)			54	7	61
Gabriel Panayotides			79	0	79
E. Michael Steimler (appointed on 22 April 2008)			54	0	54
Stefanos-Niko Zouvelos			79	7	86
Total for 2008			827	44	871

	Short-term benefits			Share-based
Executive Management 2008	Salaries	Bonus	Pension	compensation	Total

Klaus Kjærulff (1 January - 30 September 2008)	914	2,356	88	948	4,306
Mikael Skov	904	1,325	88	581	2,898
Roland M. Andersen (started on 26 May 2008)	430	293	40	9	772
Total for 2008	2,248	3,974	216	1,538	7,976

Employee information
The average number of staff in the Group in the financial year was 582 (2008: 557).
The majority of the staff on vessels are not employed by TORM.

The members of Management are, in the event of termination by the Company, entitled to a severance payment of up to 24 months’ salary.

NOTES

NOTE 4 – CONTINUED

INCENTIVE SCHEME FOR MANAGEMENT AND EMPLOYEES
In 2007, an Incentive Scheme was established for all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that are directly employed in TORM A/S. The Board of Directors are not included in the program. The Program covers the financial years of 2007, 2008 and 2009. The program consists of both bonuses and share options.

BONUS
The bonus will be awarded based on TORM achieving a calculated RoIC (Return on Invested Capital) in each financial year compared to each year’s budgeted RoIC. If the RoIC is higher or lower, the amount available for bonuses will be adjusted accordingly. 75% of the achieved bonus will be paid in cash and 25% in shares, which the employee will own provided that they are still employed by the Company after a period of two years. The number of shares granted to the employee will depend on the market price for the TORM share when TORM’s annual report for the grant year is published. In addition to the RoIC based bonus a discretionary bonus can be awarded. In 2009, the RoIC target was not achieved and consequently, only the discretionary bonus was awarded. The individual employee’s share of the bonus will be based partly on the individual’s salary and partly on the evaluation of the individual’s performance. The employee will receive the bonus after the publication of TORM’s annual report. For the financial year 2009, the total value of the bonus under this program amounts to USD 2.7 million (2008: USD 18.7 million), of which USD 2.7 million (2008: USD 14.6 million) has been recognized as an expense in the income statement in 2009. Of the USD 2.7 million (2008: USD 14.6 million) USD 0.0 million (2008: USD 0.6 million) relates to shares and USD 2.7 million (2008: USD 14.0 million) relates to cash bonus.

From the total value of the bonus program for 2009 USD 0.0 million (2008: USD 4.7 million) relates to shares. The number of granted shares for 2007 amounts to 106,622 shares of which 11,542 are forfeited, and the number of granted shares for 2008 amounts to 400,214 shares of which 17,975 are forfeited. No shares have been granted in 2009.

An expense of USD 2.1 million (2008: USD 1.0 million) relating to the amortization of shares for 2007-2008 has furthermore been recognized in the income statement for 2009.

SHARE OPTIONS
The number of share options granted during the financial year 2009 is 1,245,764 (2008: 1,087,362) of which 35,544 are forfeited. In 2009, 39,546 (2008: 24,952) of the share options granted in 2008 are forfeited, and 23,491 (2008: 40,267) of the share options granted in 2007 are forfeited. Each share option gives the employee the right to acquire one TORM share of a nominal value of DKK 5. The share options can only be settled in shares. The Company’s holding of treasury shares covers the share option program.

THE SHARE OPTIONS CONSIST OF TWO ELEMENTS:
Approximately 50% of the share options are granted with a fixed exercise price (standard options). For the share options granted in 2007, the price is DKK 148.3 per share, and for the following years DKK 159.7 and DKK 171.0 respectively after adjustment for the extraordinary dividend paid out in September 2007 and December 2008.

Approximately 50% of the share options are granted with an exercise price that is determined ultimately with the publication of TORM’s annual report after a three year period, i.e. for the grant for 2009, in March 2012. The exercise price is determined by the relative development in TORM’s share price in relation to a defined peer group (peer group options). If the TORM share develops relatively better than the peer group, the share options will have a value.

All share options can be exercised after three years from grant and should be at the latest exercised three years later, however observing the rules about insider trading. For the 2009 grant, share options can be exercised after the publication of the annual report for 2011, in March 2012, and shall be exercised by March 2015 at the latest, and for the 2008 grant, share options can be exercised after the publication of the annual report for 2010, in March 2011, and shall be exercised by March 2014 at the latest. Finally, for the 2007 grant, share options can be exercised after the publication of the annual report for 2009, in March 2010, and shall be exercised by March 2013 at the latest. The share options will be in accordance with Danish law and conditions and include continued employment in the Company until the share options have vested. In 2009, a total expense of USD 4.9 million (2008: USD 7.3 million) has been recognized in the income statement regarding share options, of which USD 0.5 million relates to share options granted in 2009, USD 1.5 million (2008: USD 2.6 million) relates to share options granted in 2008 and USD 2.9 million (2008: USD 4.7 million) relates to share options granted in 2007.

The market value of the share options granted in 2009, 2008 and 2007 is based on the Black-Scholes and the Monte Carlo models and calculated at USD 1.4 million (2008: USD 6.3 million) (2007: USD 10.9 million) as per the grant date.

The key assumptions for the calculation of the market value based on the Black-Scholes and the Monte Carlo models are:

•  The share price at the measurement date is estimated at DKK 48.6 per share (2008 grant: DKK 140.0) (2007 grant: DKK 202.25) based on the share price at OMX The Nordic Exchange as per 10 July 2009 (2008 grant: 31 March 2008) (2007 grant: 9 August 2007).
•  The exercise price (before adjustment for extraordinary dividends) is DKK 201 per share (2008 grant: DKK 190) (2007 grant: DKK 179).
•  The exercise price will be adjusted for extraordinary TORM dividends amounting to an adjustment of DKK 30.0 per share for 2009, DKK 30.3 per share for 2008 and DKK 30.7 for 2007.
•  The expected dividend rate at grant date is estimated at 3% (2008 grant: 3%) (2007 grant: 3%) of the equity per annum.
•  The volatility on the TORM share is estimated based on the Company’s historical volatility and was estimated at 39.2% (2008: 34.9%) (2007: 36%) and for the peer group at 30.8% (2008 grant: 26%) (2007 grant: 22%).
•  The risk free interest rate based upon expiry of the options is 2.68% (2008 grant: 3.80%) (2007 grant: 4.46%).
•  The options are on average held for a period of 4.2 year (2008 grant: 4.46 year) (2007 grant: 4.1 year).
•  The correlation rate between the peer group and TORM is 92.5% (2008 grant: 92.5%) (2007 grant: 92.5%), based on the correlation on the yearly return for the historical share prices during the last ten years.

NOTES

NOTE 4 - CONTINUED

Changes in outstanding share options are as follows:
	Total options	Options allocation per year
NUMBER OF SHARE OPTIONS	2009	2009	2008	2007

SHARE OPTION PROGRAM - 2007 TO 2009

Management
Granted	752,119	223,761	200,009	328,349
Transferred to resigned employees	-400,018	0	-200,009	-200,009
Exercised	0	0	0	0
Forfeited/expired in 2007	0	0	0	0
Forfeited/expired in 2008	0	0	0	0
Forfeited/expired in 2009	0	0	0	0
Not exercised at 31 December 2009	352,101	223,761	0	128,340

Other employees
Granted	2,628,779	1,022,003	847,763	759,013
Transferred to resigned employees	-205,279	-69,027	-69,352	-66,900
Exercised	0	0	0	0
Forfeited/expired in 2007	-4,706	0	0	-4,706
Forfeited/expired in 2008	-104,765	0	-64,498	-40,267
Forfeited/expired in 2009	-59,035	-35,544	0	-23,491
Not exercised at 31 December 2009	2,254,994	917,432	713,913	623,649

Resigned employees
Granted	39,590	0	39,590	0
Transferred from other employees/management	605,297	69,027	269,361	266,909
Exercised	0	0	0	0
Forfeited/expired in 2007	0	0	0	0
Forfeited/expired in 2008	0	0	0	0
Forfeited/expired in 2009	0	0	0	0
Not exercised at 31 December 2009	644,887	69,027	308,951	266,909

Total number of share options not exercised at 31 December 2009	3,251,982	1,210,220	1,022,864	1,018,898

Hereof:
Share options with a fixed exercise price	1,442,007	536,678	453,578	451,811
Share options with an exercise price based on peer group	1,809,915	673,542	569,286	567,087

Total number of share options not exercised at 31 December 2008	2,104,799	0	1,062,410	1,042,389

Total number of share options that could be exercised at 31 December 2009	0	0	0	0

Total number of share options that could be exercised at 31 December 2008	0	0	0	0

NOTES

NOTE 5

USD million
	2009	2008

Remuneration to the auditors
appointed at the Annual General Meeting

Deloitte
Audit fees	0.5	0.6
Audit related fees	0.1	0.2
Tax fees	0.1	0.2
Fees other services	0.2	0.3
Total fees	0.9	1.3

NOTE 6

USD million
	2009	2008

OTHER INVESTMENTS
Other investments include shares in other companies.

Cost:
Balance at 1 January	6.5	3.7
Additions	0.0	17.7
Disposals	-1.1	-14.9
Balance at 31 December	5.4	6.5

Value adjustment:
Balance at 1 January	-0.1	7.3
Exchange rate adjustment	0.2	-0.3
Value adjustment for the year	1.4	-4.5
Disposals	-3.7	-2.6
Balance at 31 December	-2.2	-0.1

Carrying amount at 31 December	3.2	6.4

Hereof listed	0.2	3.5
Hereof unlisted	3.0	2.9

NOTES

NOTE 7
		Other
USD million		intangible
	Goodwill	assets	Total

INTANGIBLE ASSETS
Cost:
Balance at 1 January 2008	89.2	13.4	102.6
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Disposals	0.0	-10.7	-10.7
Transferred to/from other items	0.0	0.0	0.0
Balance at 31 December 2008	89.2	2.7	91.9

Depreciation and impairment losses:
Balance at 1 January 2008	0.0	5.9	5.9
Exchange rate adjustment	0.0	0.0	0.0
Disposals	0.0	-10.7	-10.7
Reversal of impairment losses	0.0	0.0	0.0
Depreciation and impairment losses for the year	0.0	5.1	5.1
Balance at 31 December 2008	0.0	0.3	0.3

Carrying amount at 31 December 2008	89.2	2.4	91.6

Cost:
Balance at 1 January 2009	89.2	2.7	91.9
Exchange rate adjustment	0.0	0.0	0.0
Additions	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Transferred to/from other items	0.0	0.0	0.0
Balance at 31 December 2009	89.2	2.7	91.9

Depreciation and impairment losses:
Balance at 1 January 2009	0.0	0.3	0.3
Exchange rate adjustment	0.0	0.0	0.0
Disposal	0.0	0.0	0.0
Reversal of impairment losses	0.0	0.0	0.0
Depreciation and impairment losses for the year	0.0	0.2	0.2
Balance at 31 December 2009	0.0	0.5	0.5

Carrying amount at 31 December 2009	89.2	2.2	91.4

Please refer to note 9 for information on Impairment testing.

NOTES

NOTE 8
USD million	Land and buildings	Vessels and capitalized dry-docking	Prepayments on vessels	Other plant and operating equipment	Total

TANGIBLE
FIXED ASSETS
Cost:
Balance at 1 January 2008	4.4	2,393.1	259.4	12.0	2,668.9
Exchange rate adjustment	-0.5	0.0	0.0	0.0	-0.5
Additions	0.1	93.4	277.5	6.8	377.8
Disposals	0.0	-99.9	0.0	-0.8	-100.7
Transferred to/from other items	0.0	264.2	-264.2	0.0	0.0
Balance at 31 December 2008	4.0	2,650.8	272.7	18.0	2,945.5

Depreciation and impairment losses:
Balance at 1 January 2008	0.2	223.3	0.0	6.1	229.6
Exchange rate adjustment	0.0	0.0	0.0	0.3	0.3
Disposals	0.0	-16.4	0.0	-0.5	-16.9
Depreciation for the year	0.1	118.0	0.0	2.9	121.0
Balance at 31 December 2008	0.3	324.9	0.0	8.8	334.0

Carrying amount at 31 December 2008	3.7	2,325.9	272.7	9.2	2,611.5

Hereof finance leases	0.0	0.0	0.0	0.0	0.0

Hereof financial expenses included in cost	0.0	2.3	0.8	0.0	3.1

Cost:
Balance at 1 January 2009	4.0	2,650.8	272.7	18.0	2,945.5
Exchange rate adjustment	0.1	0.0	0.0	0.1	0.2
Additions	0.0	44.2	236.9	6.5	287.6
Disposals	0.0	-66.1	0.0	-1.0	-67.1
Transferred to/from other items	0.0	235.8	-235.8	0.0	0.0
Transferred to non-current assets held for sale	0.0	-49.9	0.0	0.0	-49.9
Balance at 31 December 2009	4.1	2,814.8	273.8	23.6	3,116.3

Depreciation and impairment losses:
Balance at 1 January 2009	0.3	324.9	0.0	8.8	334.0
Exchange rate adjustment	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	-22.8	0.0	-0.6	-23.4
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation for the year	0.1	127.9	0.0	4.6	132.6
Transferred to non-current assets held for sale	0.0	-5.6	0.0	0.0	-5.6
Balance at 31 December 2009	0.4	424.4	0.0	12.8	437.6

Carrying amount at 31 December 2009	3.7	2,390.4	273.8	10.8	2,678.7

Hereof finance leases	0.0	42.1	0.0	0.0	42.1

Hereof financial expenses included in cost	0.0	2.5	1.1	0.0	3.6

Included in the carrying amount for vessels and capitalized dry-docking are capitalized dry-docking costs in the amount of USD 35.5 million (2008: USD 35.6 million).

For information on assets used as collateral security, please refer to note 17.

In all material aspects the depreciations under Other plant and operating equipment of USD 4.6 million relate to administration (2008: USD 2.9 million).

Please refer to note 9 for information on impairment testing.

NOTES

NOTE 9

IMPAIRMENT TESTING
As at 31 December 2009, Management performed a review of the recoverable amount of the assets by assessing the net selling price and the value in use for the significant assets within the two cash generating units The Tanker Division and the Bulk Division and the investment in 50% of FR8.

Based on the review, Management concluded that the assets within the Tanker Division and the Bulk Division were not impaired whereas the carrying amount of the investment in 50% of FR8 should be reduced by an impairment loss of USD 20.0 million to the calculated recoverable amount of USD 114.7 million.

In the assessment of the net selling price, Management included a review of market values derived as the average of three internationally acknowledged shipbrokers’ valuations.

The assessment of the value in use was based on the present value of the expected future cash flows derived from discounted cash flow calculations. The calculation of value in use is very sensitive to the key assumptions which are considered to be related to the future development in freight rates and to the WACC applied as discounting factor in the calculations. The sensitivities have been assessed as follows, all other things being equal:

•  A decrease in freight rates of 10% over the remaining life of the vessels would not lead to impairment of assets within the Tanker Division and the Bulk Division.

•  An increase in WACC of 2% points would not lead to impairment of assets within the Tanker Division and the Bulk Division.

The major assumptions used in the calculation of the value in use are:

•  The cash flows are based on known tonnage including vessels contracted for delivery in future period. Additions or sales of tonnage are not factored in as the timing and effect of such transactions is highly uncertain. However, additions will only be made if Management expects to achieve a return in excess of the discount rate applied in the impairment test.
•  The product tankers are expected to generate normal income for at least 25 years. Given the current age profile of the tanker fleet, the remaining life would be at least 19 years.
•  Goodwill with a carrying amount of USD 89.2 million was acquired in the acquisition of OMI in 2007 and has been allocated to the Tanker Division.
•  Freight rate estimates in the period 2010 to 2012 are based on the extensive experience and knowledge of the market embedded in the Tanker Division as expressed in the Company’s business plans. Freight rates beyond 2012 are based on the 10 year historic average freight rates from Clarkson adjusted by the inflation rate.
•  Operating expenses and administrative expenses are estimated based on experience and knowledge of the market as well as plans and initiatives outlined in the operating budgets and business plans for the period 2010 to 2012. Beyond 2012, operating expenses per operating day and administrative expenses are expected to increase with the inflation rate.
•  WACC is set to 9%. WACC is calculated using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.
•  The inflation rate is based on the US Federal Reserve and ECB inflation target over the medium term, currently set to 2%.

Management believe these major assumptions to be reasonable.

NOTES

NOTE 10

USD million
	2009	2008

FINANCIAL ITEMS
Financial income
Interest income from cash and cash equivalents, etc.	1.3	7.3
Gain on sale of other investments (available-for-sale)	3.7	2.6
Dividends	0.1	1.3
Exchange rate adjustments including net gains/loss from forward exchange rate contracts	1.0	5.0
	6.1	16.2

Financial expenses
Interest expense on mortgage and bank debt including net gains/loss on interest related derivatives	52.8	79.7
Fair value adjustments on derivative financial instruments	21.4	14.7
Other financial expenses	1.2	8.5
Hereof included in the cost of tangible fixed assets	-0.5	-0.5
	74.9	102.4

Total financial items	-68.8	-86.2

NOTE 11

FREIGHT RECEIVABLES, ETC.

Analysis as at 31 December of freight receivables etc.:

USD million
	2009	2008

FREIGHT RECEIVABLES, ETC.
Neither past due nor impaired	29.7	57.3
Due < 30 days	21.1	45.5
Due between 30 and 180 days	4.6	13.5
Due > 180 days	6.7	3.9
Total Freight receivables, etc.	62.1	120.2

As at 31 December 2009, freight receivables, etc. includes receivables at a value of USD 0.1 million
(2008: USD 0.1 million), that is individually determined to be impaired to a value of USD 0.0 million
(2008: USD 0.0 million).

Movements in the provision for impairment of freight receivables, etc. during the year are as follows:

USD million
	2009	2008

PROVISION FOR IMPAIRMENT OF FREIGHT RECEIVABLES, ETC.
Balance at 1 January	0.1	0.9
Provisions for the year	0.0	0.0
Provisions reversed during the year	0.0	-0.1
Provisions utilized during the year	0.0	-0.7
Balance at 31 December	0.1	0.1

Provision for impairment of freight receivables, etc. has been recognized in the income statement under administrative expenses. The provision is based on an individual assessment of each individual receivable.

NOTES

NOTE 12

USD million
	2009	2008

OTHER RECEIVABLES
Partners and commercial managements	1.1	8.4
Derivative financial instruments	2.7	27.0
Receivables at joint ventures	2.6	22.0
Tax receivables	1.2	1.7
Miscellaneous, including items related to shipping activities	9.2	12.9
	16.8	72.0

NOTE 13

USD million
	2009	2008

TAX EXPENSES
Current tax for the year	-3.3	-3.0
Adjustments related to previous years	4.9	3.8
Adjustment of deferred tax	0.1	0.5
	1.7	1.3

	2009	2008

RECONCILIATION OF THE EFFECTIVE CORPORATION TAX RATE FOR THE YEAR
Corporation tax rate in Denmark	25.0%	25.0%
Differences in tax rates, foreign subsidiaries	46.4%	-7.8%
Differences in tax rates, foreign jointly controlled entities	-15.2%	-1.3%
Adjustment of tax related to previous years	25.6%	-1.0%
Effect from the tonnage tax scheme	-72.9%	-15.3%
Effective corporate tax rate	8.9%	-0.4%

The Company participates in the tonnage tax scheme in Denmark. Participation in the tonnage tax scheme is binding until 31 December 2010.

Under the Danish tonnage tax scheme, the income and expenses from shipping activities are not subject to direct taxation. Instead the taxable income is calculated from:
• The net tonnage of the vessels used to generate the income from shipping activities.
• A rate applicable to the specific net tonnage of the vessel, based on a sliding scale.
• The number of days the vessels are used during the year.

The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level.

Payment of dividends to the shareholders of TORM A/S has no tax consequences for TORM A/S..

USD million
	2009	2008

DEFERRED TAX
Balance at 1 January	55.1	55.6
Deferred tax for the year	-0.1	-0.5
Balance at 31 December	55.0	55.1

Essentially all deferred tax relates to vessels included in the transition account under the Danish tonnage tax scheme.

NOTES

NOTE 14
			2009	2008	2009	2008
					Nominal	Nominal
			Number	Number	value	value
			of shares	of shares	DKK	DKK
			million	million	million	million

COMMON SHARES
Balance at 1 January			72.8	72.8	364.0	364.0
Balance at 31 December			72.8	72.8	364.0	364.0

The common shares consist of 72.8 million shares at a denomination of DKK 5 per share. No shares carry special rights.  All issued shares are fully paid.

In May 2007, the denomination of the Company’s shares was changed from DKK 10 per share to DKK 5 per share. The nominal value of the Company’s common shares remained unchanged DKK 364.0 million, whereas the number of shares were changed from 36.4 million shares of DKK 10 each to 72.8 million shares of DKK 5 each.

In May 2004, the Company increased the share capital from nominally DKK 182.0 million to nominally DKK 364.0 million through the issue of 18.2 million bonus shares of DKK 10 each. The bonus shares were allotted to the Company’s existing shareholders at the ratio of 1:1. Beyond this, no changes have been made to the share capital within the last five years.

	2009	2008	2009	2008	2009	2008
			Nominal	Nominal
	Number	Number	value	value	% of	% of
	of shares	of shares	DKK	DKK	share	share
	(1,000)	(1,000)	million	million	capital	capital

TREASURY SHARES
Balance at 1 January	3,556.4	3,556.4	17.8	17.8	4.9	4.9
Purchase	0.0	0.0	0.0	0.0	0.0	0.0
Sale	0.0	0.0	0.0	0.0	0.0	0.0
Share-based compensation exercised	0.0	0.0	0.0	0.0	0.0	0.0
Balance at 31 December	3,556.4	3,556.4	17.8	17.8	4.9	4.9

The total consideration for the treasury shares was USD 18.1 million.

At 31 December 2009, the Company’s holding of treasury shares represented 3,556,364 shares (2008: 3,556,364 shares) at a denomination of DKK 5 per share, with a total nominal value of USD 3.4 million (2008: USD 3.4 million) and a market value of USD 34.7 million (2008: USD 37.4 million). The retained shares equate to 4.9% (2008: 4.9%) of the Company’s common shares.

The total consideration in respect of the purchase of treasury shares was USD 0.0 million (2008: USD 0.0 million), and for the sale of shares it was USD 0.0 million (2008: USD 0.0 million). The treasury shares are held as a hedge of the Company’s program for share-based compensation.

NOTES

NOTE 15

USD million
					2009	2008

MORTGAGE DEBT AND BANK LOANS
To be repaid as follows:
Falling due within one year					141.5	212.4
Falling due between one and two years					185.0	129.7
Falling due between two and three years					180.0	173.2
Falling due between three and four years					726.7	168.3
Falling due between four and five years					174.8	452.8
Falling due after five years					362.8	581.8
					1,770.8	1,718.2

The presented amounts to be repaid are adjusted by directly related costs arising from the issuing of the loans by USD 9.8 million (2008: USD 4.9 million) which are amortized over the term of the loans.

EFFECTIVE INTEREST AND FAIR VALUE OF MORTAGE DEBT
AND BANK LOANS
			2009	2008	2009	2008
USD million		Fixed/	Effective	Effective	Fair	Fair
	Maturity	floating	interest	interest	value	value

LOAN
USD	2009	Floating	-	4.0%	-	82.7
USD	2011	Fixed	4.4%	4.4%	51.9	56.2
USD	2012	Fixed	4.4%	4.4%	55.7	59.9
USD	2013	Fixed	4.4%	4.4%	31.3	33.5
USD	2013	Floating	2.1%	3.9%	822.1	528.1
USD	2014	Floating	2.1%	4.3%	215.0	251.9
USD	2015	Floating	3.6%	4.0%	149.9	222.5
USD	2016	Floating	2.2%	3.8%	454.6	488.2

Weighted average effective interest rate			2.4%	4.0%
Fair value					1,780.5	1,723.0

The Group has an early settlement option to repay the loans.

Part of the loans with floating interest rate have been swapped to fixed interest rate. Please refer to note 24 for further information on interest rate swaps.

Certain of TORM’s loan agreements contain minimum requirements to the liquidity and solvency of TORM and other restrictions, which may limit TORM’s ability to:
• Enter into mergers or corporate restructurings, or effect material divestments, if such would be materially adverse to the company.
• Materially change the operations or purpose of the company.

TORM must comply with the following requirements:
• Equity ratio must exceed 25%.
• Equity must exceed DKK 1.25 billion (USD 240.8 million at 31 december 2009).
• Cash available must exceed USD 25 million for a significant part of the loans and USD 60 million for the rest.

As of 31 December 2009, TORM complies with these minimum requirements and restrictive covenants. Based on TORM’s expected future cash flow, investment program etc. TORM expects to comply with the requirements and covenants until the maturity of the loan agreements.

Please refer to the section ’Risk management’ and note 25 for further information on financial risks.

NOTES

NOTE 16

USD million
	2009	2008

OTHER LIABILITIES
Partners and commercial managements	0.4	3.7
Accrued operating expenses	9.7	15.2
Accrued interest	5.5	8.7
Wages and social expenses	19.1	30.9
Derivative financial instruments	37.9	106.0
Payables to joint ventures	1.2	3.2
Tax payables, etc.	0.3	7.8
Miscellaneous, including items related to shipping activities	8.8	4.3
	82.9	179.8

NOTE 17

USD million
	2009	2008

COLLATERAL SECURITY
Collateral security for mortgage debt and bank loans:
Vessels	1,780.5	1,723.0
	1,780.5	1,723.0

The total carrying amount for vessels that have been provided as security amounts USD 2,060 million at 31 December 2009 (2008: USD 1,929 million).

NOTE 18

USD million
	2009	2008

GUARANTEE AND CONTINGENT LIABILITIES
Guarantee liabilities	0,0	0,0

The guarantee liability for the Group is less than USD 0.1 million and relates to guarantee liabilities to Danish Shipowners’ Association.

NOTES

NOTE 19

USD million
	2009	2008

CONTRACTUAL LIABILITIES - AS LESSEE (operating leases)
Charter hire for vessels on time charter (incl. vessels not delivered):
Falling due within one year	230.5	230.5
Falling due between one and two years	227.2	230.3
Falling due between two and three years	220.0	205.3
Falling due between three and four years	195.7	184.4
Falling due between four and five years	147.5	167.0
Falling due after five years	207.4	351.3
	1,228.3	1,368.8
Average period until redelivery (year)	3.6	3.9

Leases have been entered into with a mutually non-cancelable lease period of up to eight years. Certain leases include an option to renew for one or two additional years at a time for up to three years and/or a purchase option. Exercise of the purchase option on the individual vessel is based on an individual assessment. Certain leases include a profit sharing element implying that the actual charter hire may be higher.

Newbuilding installments and exercised purchase options (purchase obligations):
Falling due within one year	245.7	277.6
Falling due between one and two years	107.7	261.0
Falling due between two and three years	93.3	111.1
Falling due between three and four years	8.4	58.6
Falling due between four and five years	0.0	0.0
Falling due after five years	0.0	0.0
	455.1	708.3
Other operating leases:
Falling due within one year	7.7	6.8
Falling due between one and two years	7.1	7.7
Falling due between two and three years	7.0	7.6
Falling due between three and four years	6.9	7.4
Falling due between four and five years	5.2	7.6
Falling due after five years	3.1	8.8
	37.0	45.9

Other operating leases primarily consist of contracts regarding office spaces, cars and apartments as well as IT related contracts.

During the year, charter hire expenses have been recognized in the income statement by USD 220.9 million (2008: USD 193.8 million) of which USD -0.3 million (2008: USD 9.1 million) relates to profit sharing elements. Other operating lease expenses have been recognized in the income statement by USD 6.7 million (2008: USD 5.4 million).

USD million
	2009	2008

CONTRACTUAL LIABILITIES - AS LESSOR (operating leases)
Charter hire income for vessels on time charter and bareboat charter
(incl. vessels not delivered):
Falling due within one year	333.9	256.7
Falling due between one and two years	173.8	159.5
Falling due between two and three years	70.0	34.0
Falling due between three and four years	11.1	11.0
Falling due between four and five years	5.8	5.8
Falling due after five years	2.7	2.8
	597.3	469.8
Average period until redelivery (year)	0.7	1.1

Certain leases include a profit sharing element implying that the actual charter hire may be higher.Charter hire income for vessels on time charter and bareboat charter is recognized under revenue.

NEWBUILDING CONTRACTS
As at 31 December 2009, TORM had contracted 15 newbuildings (2008: 20 newbuildings) to be delivered during 2010 to 2013. For all 15 vessels the total outstanding contractual commitment amounted to USD 455 million as at 31 December 2009 (2008: USD 686 million). In 2008, TORM called an option to acquire one Panamax bulk carrier on time charter built in 2005 and to be delivered in 2009. As at 31 December 2008 the contractual liability relating to this vessel amounted to USD 22 million.

NOTES

NOTE 20
	Minimum
USD million	lease	Interest	Carrying
	payments	element	amount

FINANCE LEASE LIABILITIES - AS LESSEE
Lease liabilities regarding finance lease assets:

2009
Falling due within one year	4.9	-3.1	1.8
Falling due between one and five years	19.6	-10.4	9.2
Falling due after five years	27.4	-4.8	22.6
	51.9	-18.3	33.6

Fair value			33.6

2008
Falling due within one year	0.0	0.0	0.0
Falling due between one and five years	0.0	0.0	0.0
Falling due after five years	0.0	0.0	0.0
	0.0	0.0	0.0

Fair value			0.0

Finance lease relates to an MR product tanker v essel chatered on bareboat for a period of eight years. The Company has an option to purchase the vessel at the end of the 5th, 6th and 7th year of the charter period. At the expire of the charter period, the Company has an obligation to purchase the vessel.

NOTES

NOTE 21

TIME CHARTER CONTRACTS

At 31 December 2009, TORM had entered into the following time charter contracts as lessee:
	2009		2008

Year/ Vessel type	Number of operating days	Average daily freight rates USD	Number of Operating days	Average daily freight rates USD

2009:
LR2	-	-	537	25,459
LR1	-	-	4,177	20,524
MR	-	-	2,719	17,105
SR	-	-	700	22,500
Panamax	-	-	3,541	16,409
2010:
LR2	379	24,456	380	24,615
LR1	5,059	21,435	4,882	22,137
MR	3,285	16,994	3,285	17,272
SR	13	22,500	30	22,500
Panamax	3,702	15,301	3,296	15,442
2011:
LR1	4,791	22,754	4,228	22,620
MR	3,619	17,394	3,254	17,177
Panamax	3,582	15,425	3,468	15,514
2012:
LR1	3,959	23,956	3,376	22,818
MR	3,166	18,367	2,672	16,426
Panamax	4,227	15,848	4,015	15,810
2013:
LR1	2,980	25,146	2,433	23,666
MR	2,892	18,160	2,657	16,424
Panamax	4,210	16,215	4,213	16,170
2014:
LR1	2,218	24,000	1,982	24,000
MR	2,190	16,155	2,190	16,155
Panamax	3,697	15,938	3,697	15,922
2015:
LR1	206	24,000	-	-
MR	1,976	16,155	1,989	16,201
Panamax	3,290	15,936	3,296	16,016
2016:
MR	397	16,133	394	16,072
Panamax	2,148	16,269	2,053	16,369
2017:
MR	278	15,900	288	15,900
Panamax	1,825	16,466	1,825	16,476
2018:
Panamax	1,361	16,466	1,551	16,767
2019:
Panamax	730	17,450	730	17,450
2020:
Panamax	410	17,450	639	17,450

The above-mentioned time charter contracts are included in the contractual liabilities in note 19.

NOTES

NOTE 22

PURCHASE OPTIONS ON VESSELS

At 31 December 2009, TORM had the following purchase options on vessels:
			Average option
		Average age of vessels,	exercise price
Exercise year/	Number	as per exercise date	at 31 Dec. 2009
Vessel type	of vessels	of the options, years	USD million

2010:
LR1 *)	2	6.8	41.5
Panamax **)	2	1.2	46.0
2011:
LR1 ***)	1	4.0	31.3
MR *)	1	3.0	38.4
Panamax	1	3.0	35.2
2012:
Panamax	1	3.0	32.5
2013:
Panamax	3	3.7	37.5
2014:
MR	1	5.0	39.3
Panamax	1	5.0	45.0
2015:
Panamax	1	5.0	43.3
2016:
Panamax	1	5.0	48.8
2017:
Panamax	2	5.0	48.2
2018:
Panamax	1	7.0	48.8
Total	18

At 31 December 2008, TORM had purchase options on 17 vessels.

*)     The stated option price is the minimum option price for the vessel. There is a 50/50 profit sharing on the difference between the market price and the    option price.

**)   Each option can be exercised if the market price for the vessel exceeds the option price by minimum USD 2 millionThere is a 50/50 profit sharing on the difference between the market price and the option price.

***) TORM holds 50% of the purchase option on two vessels, and therefore the stated option price is for 50% of two vessels.

NOTE 23
ACQUIRED TIME CHARTER CONTRACTS

The Company has under a business combination acquired some time charter contracts which have been measured at fair value and recognized as a liability as of the acquisition date. This liability is amortized over the life of the underlying time charter contract, and is recognized as income under Revenue.

The table below shows the amortization:

USD million
	2009	2008

AMORTIZATION OF ACQUIRED TIME CHARTER CONTRACTS
Amortization within one year	3.8	11.1
Amortization between one and two years	0.1	3.8
Amortization between two and three years	0.0	0.1
Amortizering between three and four years	0.0	0.0
Amortization between four and five years	0.0	0.0
Amortization after five years	0.0	0.0
	3.9	15.0

During the year, amortization of acquired time charter contracts has been recognized as an income by USD 11.1 million (2008: USD 17.4 million).

NOTES

NOTE 24

DERIVATIVE FINANCIAL INSTRUMENTS

The table below shows the fair value of the derivative financial instruments:

	Fair value	Fair value
USD million	at 31 Dec.	at 31. Dec.
	2009	2008

Hedge accounting cash flows:
Derivative financial instruments regarding interest rate and currency exchange rate:
Forward exchange rate contracts	-0.6	-0.2
Interest rate swaps	-2.7	-6.3
Derivative financial instruments regarding freight and bunkers:
Bunker hedge	0.0	-44.0
Forward Freight Agreements	0.0	16.7
Non hedge accounting:
Derivative financial instruments regarding interest rate and currency exchange rate:
Forward exchange rate contracts	0.0	-0.1
Interest rate swaps	-26.4	-32.3
Derivative financial instruments regarding freight and bunkers:
Bunker hedge	-0.6	0.9
Forward Freight Agreements	-4.7	0.6
Derivative financial instruments regarding options on vessels:
Right to share of gain on purchase options on vessels	8.9	41.7
Acquired liabilities related to options on vessels	-3.7	-10.7
	-29.8	-33.7

Hereof included in:
Non-current assets
Other financial assets	8,5	31,0

Current assets
Other receivables	1,2	25,9
Other financial assets	0,4	10,7

Non-current liabilities
Acquired liabilities related to options on vessels	-1,9	-10,7

Current liabilities
Other liabilities	-36,2	-90,6
Acquired liabilities related to options on vessels	-1,8	0,0
	-29,8	-33,7

NOTES

NOTE 24 - CONTINUED

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statement and equity in 2009 and 2008:

	Income statement
USD million
	Revenue	Port expenses, bunkers and commissions	Freight and bunker derivatives	Financial items	Equity hedging reserves

Bunker hedge	-	-27.5	-2.0	-	44.0
Forward Freight Agreements	25.3	-	-9.9	-	-16.7
Forward exchange rate contracts	-	-	-	2.8	-1.6
Forward rate agreement	-	-	-	-0.1	0.1
Interest rate swaps	-	-	-	-12.6	3.6
Currency options	-	-	-	2.4	-
Acquired liabilities related to options on vessels	-	-	-	5.4	-
Right to share of gain on purchase options on vessels	-	-	-	-31.3	-
Total 2009	25.3	-27.5	-11.9	-33.4	29.4

Bunker hedge	-	-2.8	0.9	-	-47.3
Forward Freight Agreements	-10.9	-	-14.5	-	10.7
Forward exchange rate contracts	-	-	-	-3.5	1.0
Forward rate agreement	-	-	-	-	-0.1
Interest rate swaps	-	-	-	-32.6	-5.7
Currency options	-	-	-	-2.1	-
Forward to buy shares	-	-	-	0.3	-
Acquired liabilities related to options on vessels	-	-	-	10.2	-
Total 2008	-10.9	-2.8	-13.6	-27.7	-41.4

Please refer to the section ’Risk management’ and note 25 for further information on commercial and financial risks.

The forward exchange rate contracts with a fair value of USD -0.6 million (2008: USD -0.2 million) are designated as hedge accounting to hedge a part of TORM’s payments in 2010 regarding administrative and operating expenses denominated in DKK.
The interest rate swaps with a fair value of USD -2.7 million (2008: USD -6.3 million) are designated as hedge accounting to hedge a part of TORM’s interest payments during the period 2010 to 2013.
The gains or losses on these contracts will be recognized in the income statement when realized together with the hedged items.

NOTES

NOTE 25

RISKS ASSOCIATED WITH TORM’S ACTIVITIES
The risks can generally be divided into three main categories: Industry and market-related risks, operational risks and financial risks.

INDUSTRY AND MARKET-RELATED RISKS
Industry and market-related risk factors relate to changes in the markets and in the political, economic and physical environment that Management cannot control and can only influence to a very limited degree. However, as Industry and market-related factors can be a significant risk it is essential that they are monitored and taken into consideration in the long-term planning and in the short-term execution of the strategy.

POLITICAL AND MACRO ECONOMIC RISKS
•  The cargos that TORM’s vessels carry around the world include refined oil products, iron ore, coal, grain and other commodities, for which the demand is highly dependent on macroeconomic developments and political decisions. These decisions and developments also affect the price of bunkers and steel as well as the rules under which TORM operates, e.g. in relation to the protection of the environment. Changes in demand for the cargos that TORM carries affect our revenues, changes in bunker prices, e.g. due to a possible environment charge added to the bunker prices, affect the operating expenses and changes in steel prices affect the prices of vessels. Rules governing the environmental impact of shipping are currently an area of great uncertainty. Additional environmental regulations are likely to be introduced, either on a global basis under the auspices of IMO or area-wise like in the EU and/or as local rules for specific countries. Such factors may ultimately affect the Company’s earnings and value.

TORM monitors product tanker and bulk market developments as well as the global economic trends that are likely to affect the Company’s business areas. The analysis of supply and demand on pages 16-18 and 24 is an example of this. In addition, the Company supports and participates in industry and political forums working to shape the future for the shipping industry in order to follow and possibly influence the direction to protect the interests of the Company.

FREIGHT RATE VOLATILITY
•  The Company’s income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterizes freight rates.

In the tanker segment it is the Company’s strategy to seek a certain exposure to this risk, as volatility also represents an opportunity as earnings historically have been higher in the day-to-day market compared to time charters. On the other hand, TORM is aiming at reducing the sensitivity to the volatility of freight rates by achieving economies of scale, by actively seeking the most optimal geographical positioning of the fleet and by optimizing the service offered to customers.

Within the tanker pools, freight income is to a certain extent covered against the general volatility through the use of physical contracts, such as cargo contracts and time charter agreements with durations of 6-24 months. In addition to these, TORM uses financial instruments such as forward freight agreements (FFAs) and paper-based time charter contracts, with coverage of typically 6-12 months forward, based on market expectations and in accordance with the Company’s risk management policies.

In 2009, 48% of freight earnings deriving from the Company’s tankers were secured in this way compared to 56% in 2008. Time charter contracts accounted for 84% of overall hedging, as this hedging instrument resulted in higher rates than those offered by the forward market. In

2009, the Company entered into FFAs with a total contract value of USD 292 million. At the end of 2009 the coverage for 2010 is at a relatively low level (31%).

FFA trade and other freight-related derivatives are subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, stop-loss policies, segregation of duties and other internal control procedures. Transactions are registered in an industry-developed IT system, which provides mark-to-market reports to Management and input for financial reporting.

In the bulk segment, TORM is a relatively small market participant, and the Company reduces sensitivity to the general volatility of freight rates primarily by entering into time charter agreements, typically of 12 to 24 months’ duration. The Company does not make use of FFAs in the dry bulk market.

TORM applies hedge accounting to certain FFA contracts. Hedge accounting is applied systematically and is based upon specific policies.

All things being equal, a freight rate change of USD/day 1,000 would lead to the following change in profit before tax based on the expected number of earning days for the coming financial year to the extent the Company’s vessels have not already been chartered out at fixed rates:

USD million                                                           2009        2008
--------------------------------------------------------------------------------------------------
SENSITIVITY TO CHANGES IN FREIGHT RATES
Change in freight rates of USD/day 1,000:
Change in profit before tax                                        24.0        20.4
--------------------------------------------------------------------------------------------------
SALES AND PURCHASE PRICE FLUCTUATIONS

•  It is a core element of TORM’s strategy to maintain and expand a large fleet of modern vessels, particularly in the product tanker segment, by contracting newbuildings and through transactions in the second-hand market. As a result, the Company is exposed to risk associated with changes in the value of the vessels, which can vary considerably during their useful lives.

It is the Company’s policy to be in a position to purchase and sell tonnage when the timing is optimal. The policy is pursued by consistently maintaining a strong financial position and by not entering into positions that potentially could force the Company to sell tonnage at inappropriate times or otherwise impact the Company’s result or financial position. This policy proved its value as TORM despite the difficult market conditions in 2009 has not been forced into selling vessels.

BUNKER PRICE FLUCTUATIONS
•  The Company’s operating profit is affected by movements in the price of fuel oil consumed by the vessels - known in the industry as bunkers. The cost of bunkers accounted for 53% of total voyage costs in 2009 and is by far the biggest single cost related to a voyage.

To reduce the exposure to this risk, the Company hedges a part of its bunker requirements using oil derivatives.

Within the tanker pools, bunker requirements are hedged according to the policy decided by the pool board and coverage is usually provided for a period of up to 12 months forward.

Bunker trade is subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

NOTES

NOTE 25 – CONTINUED

For the bulk carriers, the bunker requirements are similarly hedged to match cargo contract commitments, but the requirements are generally less, given that the majority of earnings derive from vessels chartered out on time charter, where the charterer is responsible for the payment of bunkers.

In 2009, TORM covered 10% (2008: 18%) of its bunker requirements using hedging instruments. As at 31 December 2009, TORM had hedged the price for 0.0% (2008: 12,5%) of its bunker requirements in the spot market for 2010, and the total market value of bunker hedge contracts at year-end was USD -0.6 million (2008: USD -43.1 million) of which the spot market contracts amounted to USD 0.0 million (2008: -29.7 million).

TORM applies hedge accounting to certain bunker hedge contracts. Hedge accounting is applied systematically and is based upon specific policies.

All things being equal, a price change of 10% per ton of bunker oil would lead to the following change in expenditure based on the expected bunker consumption in the spot market:

USD million                                                  2009              2008
------------------------------------------------------------------------------------------------
SENSITIVITY TO CHANGES IN THE BUNKER PRICES
Increase in the bunker prices of 10% per ton:
Change in bunker expenses                           32.6               14.6
------------------------------------------------------------------------------------------------------------
OPERATIONAL RISKS

Operational risks are those risks associated with the ongoing operations of the business.

VESSEL UTILIZATION
•  In the tanker segment, TORM is a shipowner with a large fleet of modern double-hulled vessels. The Company’s strategic focus is to provide a quality service to cargo holders. The Company primarily operates in the spot market. Consequently, vessel utilization is a significant risk factor. In the bulk segment, tonnage is chartered out on time charter contracts, and the risk pattern in terms of re-employment of these vessels is therefore slightly different, as the Company has more time to plan the subsequent employment period.

By operating and participating in tanker pools and through the careful matching of front and back haul cargoes, the Company strives to achieve an optimal geographical coverage and market presence and minimize ballast time and waiting days. On this basis, TORM is able to maximize its vessel utilization.

During 2009 the outlook for the re-employment of certain dry bulk vessels by the end of their existing contracts was so gloomy, that the Company decided to postpone chartering out the vessels for longer periods of time and instead placed the vessels in the spot market. At the end of 2009 all the Company’s bulk vessels were chartered out on time charter contracts.

SAFE OPERATION OF VESSELS
•  Groundings, collisions, pollution or similar events can have serious consequences, and operation of vessels is consequently heavily regulated by statutory bodies. Such events could result in changes to the Company’s financial position, in the short-term through loss of hire, cost of vessel repairs, claims and penalties and in the longer term through loss of reputation caused by delays and customer dissatisfaction. In addition, many customers including the major oil companies have set up own standards relating to safety, protection of the environment, etc. that the vessel, the crew and the shore-

based operation must meet in order to be allowed to transport oil products for them. Inspections, so-called vettings, are carried out by the oil companies to ensure that their standards are met.

A high standard of operation is a cornerstone in the way TORM conducts its business. TORM has dedicated the necessary specific resources and built up management systems to ensure that the Company is in compliance with and in the forefront of both statutory requirements and additional requirements from customers concerning operational procedures, quality and experience of seafarers, etc. Officer seminars are conducted several times a year to ensure that our officers always have the most up-to-date knowledge of regulations, best practice and the Company’s requirements as to the operation of the vessels.

In order to document and assist in maintaining a consistently high standard of operations, the Company observes voluntary International Standards such as ISO 14001, and the compliance with this standard is audited annually by Lloyd’s Register of Shipping.

The Company’s Quality Management System (QMS) addresses the security, safety, environmental and quality requirements of mandatory and voluntary standards. For further details on security and quality, working conditions and environment, please refer to page 32.

AVAILABILITY OF EXPERIENCED SEAFARERS AND STAFF
•  The availability of experienced seafarers and staff is crucial to achieve the desired high standard of vessel operation.

TORM recruits seafarers from four different geographical areas in order to be able to select the best qualified staff and to avoid undue reliance on a specific manning source. TORM is dedicated to training and development of seafarers and shore based staff and aims to be considered a first class shipping company to work for.

TERRORISM AND PIRACY

•  While terrorism constantly is a world-wide risk, in recent years piracy attacks on vessels have increased in frequency in specific geographical areas of the world.

TORM is dedicated to taking all reasonable countermeasures to secure the crew, the cargo and the vessel from acts of terrorism or piracy. The Company is following the International Ship and Port facility Security Code and the international guidelines to avoid, deter and delay piracy attacks.

TORM has implemented extensive best-practice security instructions for vessels sailing in the risky areas, and these are regularly updated according to the current situation. The vessels carry barbed wire and bullet-proof jackets and helmets and the seafarers are trained, practically and mentally, in handling dangerous situations. TORM’s internal audit teams have completed training in handling piracy and they pass on this knowledge when visiting vessels. It is the Company’s belief that physical, personal resistance and the use of hand weapons will only serve to aggravate the methods used by the pirates, and such measures are therefore not used. For information on TORMs escalated focus and procedures in 2009 please refer to page 37.

INSURANCE COVERAGE
•  In the course of the fleet’s operation, various casualties, accidents and other incidents may occur that may result in financial losses for TORM. For example, national and international rules, regulations and conventions mean that the Company may incur substantial liabilities in the event that a vessel is involved in an oil spill or emission of other environmentally hazardous agents.

NOTES

NOTE 25 – CONTINUED

In order to reduce the exposure to this risk, the fleet is insured against such risks to the extent possible. The total insurance programme comprises a broad cover of risk in relation to the operation of vessels and transportation of cargoes, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and engine damage, total loss and war. All of TORM’s owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. Furthermore, all vessels are insured for loss of hire for a period of up to 90 days in the event of a casualty.

It is TORM’s policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better – presently some 14-16 companies along with two P&I Clubs to diversify risk. The P&I clubs are members of the internationally recognized collaboration, International Group of P&I clubs, and the Company’s vessels are each insured for approximately USD 1 billion, which is the maximum cover offered. At the end of 2009, the aggregate insured value of hull and machinery and interest for TORM’s owned vessels and newbuildings amounted to USD 3.3 billion.

STABILITY OF IT-SYSTEMS
•  TORM’s ability to service the customers and operate the vessels is dependent on the continued operation of IT systems critical to the business, including a vessel operation system containing information about vessel positions, the Company’s agreements with customers and other agreements made in the market, the system recording estimated and actual hire for individual voyages, the plant maintenance system and the ERP system.

All IT systems are monitored and managed in accordance with the Company’s internal control system, INCA. The internal control system includes an IT system recovery plan detailing how the employees should react and continue to conduct the business in case of an emergency rendering a system inactive. This plan describes how to re-establish TORM’s IT systems and data access in case of a system breakdown. The IT systems are maintained and managed as a single application portfolio to ensure that the IT platform is at all times interconnected and functions as intended.

COUNTERPARTY RISK
•  The negative development in the shipping industry during 2009 caused counterparty risk to be an ever present challenge demanding close monitoring to manage and decide action to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparts not being able to fulfill their responsibilities under a time charter, a contract of affreightment or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default.

The Company has focused closely on its risk policies and procedures during the year to assure that risks managed in the day-to-day business are kept at agreed levels and that changes in the risk situation are brought to management’s attention.

The Company’s counterparty risks are primarily associated with
i.     receivables, cash and cash equivalents,
ii.    derivative financial instruments and commodity instruments with  positive fair value, and
iii.   prepayments for vessels under construction.

RECEIVABLES, CASH AND CASH EQUIVALENTS
The majority of TORM’s customers are companies that operate in the oil industry. It is assessed that these companies are to a great extent subject to the same risk factors as those identified for TORM’s Tanker Division.

In the Tanker Division, a major part of the Company’s freight revenues stems from a small group of customers. One customer accounted for 13% of our freight revenues in 2009 and was the only customer accounting for more than 10% this year. The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel has discharged her cargo. For new and smaller customers, the Company’s financial risk is limited as freight most often is paid prior to the cargo’s discharge or, alternatively, that a suitable bank guarantee is placed in lieu thereof.

Unlike the product tanker market, the bulk market is very fragmented and characterized by a large proportion of operating companies. Due to the relatively longer contracts in the Bulk Division for periods of 12 to 24 months, vessels are only chartered out to a small group of named large, reputable customers that are well-known to TORM, regardless of whether a higher charter rate could potentially have been obtained from other, smaller and unknown customers. However, during 2008 and in the beginning of 2009, even reputable customers were affected by the extremely negative development in freight rates. In 2009, the Company entered into agreements with customers on a few occasions to limit counterparty risks. In one instance the Company entered into an agreement with a customer to terminate certain contracts with the specific aim of reducing losses.

As a consequence of the payment patterns mentioned above, the Company’s receivables within the Tanker and the Bulk Divisions primarily consist of receivables from voyages in progress at year end and, to a lesser extent, of outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payment or any other freight agreements. With regard to the collection of demurrage, the Company’s average stands at 97-98%, which is considered to be satisfactory given the differences in interpretation of events. By the end of 2009, demurrage represented approximately 6% of the total freight revenues.

The Company only places cash deposits with major banks covered by a government guarantee or with strong and acceptable credit ratings.

DERIVATIVE FINANCIAL INSTRUMENTS AND COMMODITY INSTRUMENTS
In terms of freight, financial instruments are only traded with major banks with a high credit rating and with highly reputed partners with a satisfactory credit rating. Credit risk has been reduced as trades are mainly entered into through the clearing house Norsk Oppgjørs Sentral (NOS), which reduces counterparty risk considerably by daily clearing of balances. In 2009 88% of the total volume of FFA trades was traded through this clearing house. The two largest counterparts with respect to direct FFA each accounted for 2-4% of the volumes traded in 2009. The Company only enters into FFAs in the Tanker Division.

Derivative financial instruments, mainly interest rate swaps and forward exchange contracts are only traded with major banks with a high credit rating.

NOTES

NOTE 25 – CONTINUED

PREPAYMENTS FOR VESSELS UNDER CONSTRUCTION
With regard to TORM’s newbuilding programme, consisting of 15 vessels at Chinese shipyards on order at year-end 2009, the yards have issued guarantees for the Company’s prepayments made through the construction period. As far as tankers are concerned, all guarantees have been arranged via state-owned banks, whereas prepayments made for the four bulk carriers are guaranteed via Tsuneishi Holdings. At the end of 2009, prepayments to the shipyards constructing vessels for the Company totaled USD 273 million.

FRAUD
•  The risk of fraud is inherent in all industries and is not specific to shipping. However the shipping industry historically has some trademarks that might increase the risk of fraud, e.g. the use of brokers, the concentration of customers and the material amounts involved in each transaction.

TORM has established a system of internal controls to prevent fraud and fraudulent behavior, consisting of segregation of duties, authorizations for trading, purchase and approval, codes of ethics and conduct, close monitoring of the company’s financial position and a whistleblower facility.

FINANCIAL RISKS
Financial risks relate to the Company’s financial position, financing and cash flows generated by the business.

FUNDING RISK
•  Due to the cyclical nature of the shipping industry and volatile freight rates, incoming cash flows may vary significantly from year to year whereas the outgoing cash flows may not be variable to the same extent and time. This could damage the financial position of the Company.

To reduce the exposure to this risk and to maintain the ability to react to business opportunities, the Company aims to maintain a strong financial position. The primary objective of the Company’s capital management is to maintain healthy capital ratios in order to support business requirements and always meet financial covenants. The Company may adjust its financial position through dividend payment to shareholders, introduce share buy-back programmes, issue new shares or raise or repay debt.
The Company’s policy is to maintain an equity ratio above 30% both when executing short-term business activities and when considering strategic initiatives and planning long-term investments.

Further it has always been TORM’s policy to borrow at the longest possible maturities and with the fewest possible financial covenants. In 2009, the Company continued to raise loans with the same covenants as the existing funding commitments but with higher margins. The bond market opened up during 2009 providing an additional possible source of funding for the Company.

The additional loan facilities entered during 2009 with Chinese banks backed by the Chinese government amounted to USD 337 million. Including the additional loan facility of USD 170 million entered into in February 2010, TORM’s unutilized loan facilities and cash totalled USD 700 million. As of 31 December 2009, the remaining investments in TORM’s newbuilding programme amounted to USD 455 million.

FOREIGN EXCHANGE RISK
•  TORM uses USD as functional currency because the majority of the Company’s transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR and SGD and relates to administrative and operating expenses. The part of the Company’s expenses that are denominated in currencies other than USD account for approximately 90% for administrative expenses and approximately 25% for operating expenses.

To reduce the foreign exchange exposure Company policy is to hedge the DKK cash flows for a period of up to 12 months forward, typically by entering into forward foreign exchange contracts. As of 31 December 2009, the total value of such contracts was USD 24 million.

Other significant cash flows in non-USD related currencies occur occasionally, including certain of the Company’s purchase options denominated in JPY. In 2009, JPY 500 million was hedged as soon as the position was recognized as a liability for the Company. No other significant cash flows in non-USD related currencies occurred in 2009.

Forward foreign exchange contracts and other foreign exchange contracts are traded subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, segregation of duties and other internal control procedures.
All things being equal, a change in the USD exchange rate of 10% in relation to DKK would result in a change in profit before tax and equity as follows:

USD million                                             2009                   2008
-----------------------------------------------------------------------------------------------
SENSITIVITY TO CHANGES IN THE USD/DKK EXCHANGE RATE

Effect of an increase in the USD exchange rate of 10% in relation to DKK:

Change in profit before tax                           8,4                     8,5
Change in equity                                        0,3                     0,6
-----------------------------------------------------------------------------------------------
At year-end 2008, TORM had forward hedging contracts of USD 23 million against DKK (2008: USD 55 million) in respect of operating costs for 2009. In 2009, TORM entered into forward fx contracts for the sale of USD 49.5 million against DKK (2008: USD 167 million) and sold USD 12.5 million (2008: USD 8 million) spot in order to cover the DKK cash requirements for operating costs and dividends in 2009. As such, in 2009 spot and forward exchange rate contracts for a total of USD 85 million (2008: USD 230 million) were unwound at an average exchange rate of 5.47 (2008: 5.17) as against the average exchange rate for the year of USD against DKK of 5.36 (2008: 5.09). Furthermore, TORM sold USD 24 million (2008: USD 23 million) with value in 2010 at an exchange rate of 5.08 against DKK (2008: 5.31).

In 2008, with settlement date in 2009, TORM had entered into an agree-ment to purchase put-options in the amount of USD 69 million against DKK (2008: USD 15 million). With regard to the put-options, TORM could sell USD to the counterpart at an average exchange rate of 5.75 to the DKK (2008: 5.02). Additionally, in 2009 TORM had entered into an agreement to sell a call-option in the amount of USD 69 million against DKK (2008: USD 40 million). With regard to the call-option, TORM was obliged to sell USD to the counterpart at an average exchange rate of 5.78 to the DKK (2008: 5.5) should the average USD/DKK exchange rate increase above 5.98 at the end of the option contracts. All of the before mentioned contracts have expired in 2009.

NOTES

NOTE 25 – CONTINUED

In 2009, TORM has entered into an agreement to buy put-options in 2010 in the amount of USD 4 million against DKK. TORM can sell USD to the counterpart at an average exchange rate of 5.07 to the DKK. Additionally, in 2009 TORM had entered into an agreement to sell a call-option in the amount of USD 4 million against DKK. With regard to the call-option, TORM is obliged to sell USD to the counterpart at an average exchange rate of 5.28 to the DKK should the average USD/DKK exchange rate increase above 5.88 at the end of the option contracts.

INTEREST RATE RISK
•  When a company has interest-bearing debt or receivables, the interest rate can be either fixed or floating. If a company has interest-bearing debt or receivables with floating interest and the interest rate deviates from the expected, an interest rate risk occurs. TORM’s interest rate risk generally relates to interest-bearing mortgage debt. All the Company’s loans for financing vessels are denominated in USD, and most are floating rate loans.

To reduce this risk, the Company in certain cases utilizes financial instruments to manage the effects of interest rate changes on earnings and cash resources. The Company typically uses interest rate swaps, which are entered for periods of up to five years, although typically for two to three years, when acceptable interest rate levels can be obtained. For shorter interest rate hedging, the Company from time to time uses FRAs.

The profile of the instruments always matches the profile of the particular loan in question. When assessing interest rate risk hedging for its loan portfolio, TORM takes into consideration expected interest rate developments and future changes to the composition of the fleet. In 2009, the Company benefitted from the generally low level of interest and entered into interest rate swaps with a contract value of USD 605 million. At the end of the year, the interest rates for 34% of the Company’s debt had been fixed through interest rate swaps or fixed-rate agreements at a level of 3.5%.

Interest rate swaps and other interest rate contracts are traded subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, segregation of duties and other internal control procedures.

To the extent possible, the Company seeks to ensure that its foreign exchange and interest rate hedges qualify for hedge accounting.

All things being equal, a change in the interest rate level of 1% point on the unhedged variable interest debt will result in a change in the interest rate expenses as follows:

USD million                                                    2009            2008
-----------------------------------------------------------------------------------------------
SENSITIVITY TO CHANGES IN INTEREST RATES
Effect of an increase in the interest rate level of 1%-point:

Increase in interest rate expenses                    10,4               6,8
-----------------------------------------------------------------------------------------------

TORM’s interest bearing USD debt increased from year-end 2008 to year-end 2009 by USD 58 million (2008: USD 67 million) to USD 1,781 million (2008: USD 1,723 million). Of TORM’s mortgage debt in USD with variable interest rates USD 143 million (2008: USD 213 million) will be due within a 12 months period and USD 1,271 million (2008: USD 927 million) after 1 – 5 years. The average effective interest rate is between 0.9% and 5.3% (2008: 1.3% and 5.5%). The portion of the interest rate swaps hedging the USD mortgage debt with maturity within 1 year was USD 57 million and USD 446 million (2008: USD 55 million and USD 415 million) after 1 - 5 years. The average effective interest rates were between 2.5% and 4.6% (2008: 2.9% and 4.7%). The market value of TORM’s interest rate swaps was USD 29.1 million at year-end 2009 (2008: USD -38.6 million). Please refer to note 15 for further details regarding the Company’s interest bearing debt.

At year-end, TORM had covered 48% (2008: 60%) of its total 2010 interest rate costs at an average rate of 3.5% (2008: 4.1%) including margin. For 2011 and 2012, the coverage is 30% and 22% respectively (2008: The coverage for 2010 was 41% and 2011 was 32%). The fixed interest rate debt has an average period of 2.7 years remaining (2008: 3.3 years), expiring between 2010 and 2013.

NOTES

NOTE 26

FINANCIAL INSTRUMENTS

USD million
	2009	2008

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:

Loans and receivables
Loans to jointly controlled entities	38.8	42.2
Freight receivables, etc.	62.1	120.2
Other receivables	14.4	45.0
Cash and cash equivalents	121.8	168.3
Total loans and receivables	237.1	375.7

Available-for-sale financial assets
Other investments	3.2	6.4
Total available-for-sale financial assets	3.2	6.4

Derivative financial instruments (assets)
Other financial assets (held for trading)	8.9	41.7
Other receivables (held for trading)	1.2	9.2
Other receivables (hedge accounting)	0.0	16.7
Total derivative financial instruments (assets)	10.1	67.6

Financial liabilities measured at amortised cost
Mortgage debt and bank loans	1,770.8	1,718.2
Finance lease liabilities	33.6	0.0
Trade payables	25.0	49.0
Other liabilities	27.2	50.5
Total financial liabilities measured at amortised cost	1,856.6	1,817.7

Derivative financial instruments (liabilities)
Acquired liabilities related to options on vessels (held for trading)	3.7	10.7
Other liabilities (held for trading)	32.9	40.1
Other liabilities (hedge accounting)	3.3	50.5
Total derivative financial instruments (liabilities)	39.9	101.3

The fair value of the financial assets and liabilities above equals the carrying amount except for mortgage debt and bank loans for which the fair value can be found in note 15.

Other financial assets consist of TORM’s rights to a share of the gain on purchase options on vessels, which were acquired as part of OMI. The options have been measured using a Monte Carlo simulation model where the key inputs are the expected volatility on the vessel prices and the estimated vessel prices today for all vessel ages. The volatility on vessel prices is based on the long-term volatility of 5-year old vessels and estimated to 15% (2008: 15%) and vessel prices are based on broker valuation at year-end.

FAIR VALUE HIERARCHY FOR FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET
The table below shows the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

• Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.
• Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).
• Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTES

NOTE 26 - CONTINUED
	2009
	Quoted	Observable	Unobser-
USD million	prices	inputs	vable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Available-for-sale financial assets:
Other investments	0.2	-	3.0	3.2
Derivative financial instruments (assets):
Other financial assets (held for trading)	-	8.9	-	8.9
Other receivables (held for trading)	-	1.2	-	1.2
Other receivables (hedge accounting)	-	-	-	0.0
Total financial assets	0.2	10.1	3.0	13.3

Derivative financial instruments (liabilities):
Acquired liabilities related to options on vessels (held for trading)	-	3.7	-	3.7
Other liabilities (held for trading)	-	32.9	-	32.9
Other liabilities (hedge accounting)	-	3.3	-	3.3
Total financial liabilities	0.0	39.9	0.0	39.9

	2008
	Quoted	Observable	Unobser-
USD million	prices	inputs	vable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Available-for-sale financial assets:
Other investments	3.5	-	2.9	6.4
Derivative financial instruments (assets):
Other financial assets (held for trading)	-	41.7	-	41.7
Other receivables (held for trading)	-	9.2	-	9.2
Other receivables (hedge accounting)	-	16.7	-	16.7
Total financial assets	3.5	67.6	2.9	74.0

Derivative financial instruments (liabilities):
Acquired liabilities related to options on vessels (held for trading)	-	10.7	-	10.7
Other liabilities (held for trading)	-	40.1	-	40.1
Other liabilities (hedge accounting)	-	50.5	-	50.5
Total financial liabilities	0.0	101.3	0.0	101.3

There were no transfers between Level 1 and 2 in 2009 and 2008.

RECONCILIATION OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET BASED ON LEVEL 3

USD million
			2009	2008

Other investments, Available-for-sale :

Balance at 1 January			2.9	3.2
Gain/loss in the income statement			0.0	0.0
Gain/loss in other comprehensive income			0.1	-0.3
Purchase			0.0	0.0
Sale			0.0	0.0
Transfers to/from Level 3			0.0	0.0
Balance at 31 December			3.0	2.9

Gain/loss in the income statement for assets held at the end of the reporting period.			0.0	0.0

NOTES

NOTE 27

RELATED PARTY TRANSACTIONS
The members of the Company’s Board of Directors and Executive Management, near relatives to these persons and companies where these persons have control or exercise significant influence are considered as related parties.

Niels Erik Nielsen, Chairman of the Board of Directors, is a practicing partner in the law firm Bech-Bruun. Bech-Bruun has rendered legal assistance during the financial year as one of a number of law firms. The firm’s fee of USD 0.3 million (2008: USD 0.2 million) is based upon the amount of time spent by the firm.

Stefanos-Niko Zouvelos, member of the Board of Directors, is General Manager of Beltest Shipping Company Limited. TORM has during the year paid USD 4.9 million (2008: USD 5.3 million) to an entity owned by Beltest Shipping Company Limited under a time charter agreement involving one product tanker vessel.

Jesper Jarlbæk, member of the Board of Directors, is chairman of the Board of Directors in Basico Consulting A/S. TORM has used Basico Consulting A/S for consulting services in 2009 and paid USD 0.4 million (2008: USD 0.0 million) based upon the amount of time spent by the firm.

Angelos Papoulias, member of the Board of Directors, is director of Investments & Finance Ltd. TORM has used Investments & Finance Ltd. for consulting services in 2009 and paid USD 0,1 million (2008: USD 0.0 million) based upon the amount of time spent by the firm.

There have been no other transactions with such parties during the financial year.

Executive Management remuneration is disclosed in note 4.

It is considered that no single person has control over the Group or the Parent Company.

NOTE 28

NON-CURRENT ASSETS HELD FOR SALE
In 2009, the Company has entered into contracts concerning sale of two Panamax dry bulk vessels. The result from the sale of the vessels will be recognized in the income statement when the risks and rewards are transferred upon delivery of the vessels to the buyers. The vessels are expected to be delivered to the buyers in the first quarter of 2010. The vessel has been classified as held for sale and is presented separately in the balance sheet and is included under Bulk in the segment information.

NOTES

NOTE 29
ENTITIES IN THE GROUP

Parent Company:
TORM A/S		Denmark
Investments in subsidaries*):
TORM Singapore (Pte.) Ltd.	100%	Singapore	Republican Shipping LLC	100%	Marshall Islands
Amazon Shipping LLC **)	100%	Marshall Islands	Rhone Shipping LLC	100%	Marshall Islands
Neches Shipping LLC **)	100%	Marshall Islands	Rosetta Shipping LLC	100%	Marshall Islands
TORM Norge AS	100%	Norway	San Jacinto Shipping LLC	100%	Marshall Islands
TORM USA LLC	100%	Delaware	Saone Shipping LLC	100%	Marshall Islands
Long Range 1 A/S	100%	Denmark	Tevere Shipping LLC	100%	Marshall Islands
Medium Range A/S	100%	Denmark	Thames Shipping LLC	100%	Marshall Islands
LR1 Management K/S	100%	Denmark	Trinity Shipping LLC	100%	Marshall Islands
MR Management K/S	100%	Denmark	Wabash Shipping LLC	100%	Marshall Islands
Charente Shipping LLC	100%	Marshall Islands	Ottawa Shipping LLC	100%	Marshall Islands
Fox Shipping LLC	100%	Marshall Islands	Tamar Shipping LLC	100%	Marshall Islands
Garonne Shipping LLC	100%	Marshall Islands	Ruby Shipping LLC	100%	Marshall Islands
Horizon Shipping LLC	100%	Marshall Islands	Ganges Shipping LLC	100%	Marshall Islands
Kansas Shipping LLC	100%	Marshall Islands	Tiber Shipping LLC	100%	Marshall Islands
Loire Shipping LLC	100%	Marshall Islands	OMI Marine Service Ltd.	100%	Delaware
Madison Shipping LLC	100%	Marshall Islands	OMI Holding Ltd.	100%	Mauritius
Moselle Shipping LLC	100%	Marshall Islands	TORM Shipping India Private Limited	100%	India
Ohio Shipping LLC	100%	Marshall Islands	OMI Crewing Service Ltd.	100%	Bermuda
Platte Shipping LLC	100%	Marshall Islands

Investments in legal entities included as jointly controlled entities*):
Long Range 2 A/S	50%	Denmark	Ugland & TORM Shipowning ApS	50%	Denmark
LR2 Management K/S	50%	Denmark	OMI Corporation	50%	Marshall Islands
TT Shipowning K/S	50%	Denmark	FR8 Holdings Pte Ltd.	50%	Singapore
Torghatten & TORM Shipowning ApS	50%	Denmark	TORM SHIPPING (PHILS.), INC.	25%	The Philippines
UT Shipowning K/S	50%	Denmark

*)   Companies with activity in the financial year.
**)   Company dissolved in 2009.

Furthermore, TORM is participating in a number of joint ventures primarily The MR Pool, The LR1 Pool and The LR2 Pool which are not legal entities. The investments in these joint ventures are included as investments in jointly controlled operations.

The following represents the income and expenses and summarized balance sheet data for jointly controlled entities.

USD million
				2009	2008

Total income				70.8	143.7
Total expenses				-73.1	-116.6
Net profit for the year				-2.3	27.1

Non-current assets				219.2	270.3
Current assets				50.2	119.0

Non-current liabilities				122.9	140.9
Current liabilities				23.5	104.6

NEWBUILDING CONTRACTS AND PURCHASE OPTIONS ON VESSELS IN JOINTLY CONTROLLED ENTITIES
At 31 December 2009, no purchase options on vessels were exercised (2008: three purchase options) in jointly controlled entities. TORM’s share of the total outstanding contractual commitment for the exercised purchase options on vessels amounts to USD 13 million (2008: USD 39 million) as at 31 December 2009.

NOTES

NOTE 30

	2009	2008

EARNINGS/(LOSS) PER SHARE

Net profit/(loss) for the year (USD million)	-17.4	361.4

Million shares
Average number of shares	72.8	72.8
Average number of treasury shares	-3.6	-3.6
Average number of shares outstanding	69.2	69.2
Dilutive effect of outstanding share options	0.0	0.3
Average number of shares outstanding incl. dilutive effect of share options	69.2	69.5

Earnings/(loss) per share (USD)	-0.3	5.2

Diluted earnings/(loss) per share (USD)	-0.3	5.2

When calculating diluted earnings per share for 2009, 3,251,982 share options (2008: 2,104,799 share options) have been omitted as they are out-of-the-money, but potentially the share options might dilute earnings per share in the future.

NOTE 31

USD million
	2009	2008

APPROPRIATION OF NET PROFIT FOR THE YEAR INCL. PROPOSED DIVIDEND

Proposed appropriation of net profit/(loss) for the year in the Parent Company, TORM A/S:
Proposed dividend	0.0	55.1
Retained profit	-35.6	141.3
Net profit/(loss) for the year	-35.6	196.4

Total equity in the Parent Company, TORM A/S:
Common shares	61.1	61.1
Treasury shares	-18.1	-18.1
Revaluation reserves	-2.2	-0.1
Retained profit	942.4	965.0
Proposed dividend	0.0	55.1
Hedging reserves	-3.3	-33.8
Translation reserves	5.9	5.9
Total equity	985.8	1,035.1

Proposed dividend per share (USD)	0.0	0.8
Dividend per share paid (USD)	0.7	1.8

The difference between proposed dividend per share in USD in 2008 and dividend per share paid in USD in 2009 relates to the change in the USD/DKK exchange rate as the dividend is paid in DKK.

NOTE 32

USD million
	2009	2008

CASH FLOWS

Reversal of other non-cash movements:
Amortization of acquired assets and liabilities	-12.9	-17.4
Share-based payment	7.0	8.9
Adjustments on derivative financial instruments	6.8	0.0
Exchange rate adjustments	0.4	0.4
Other adjustments	0.0	0.3
Total reversal of other non-cash movements	1.3	-7.8

BOARD OF DIRECTORS
AND MANAGEMENT

BOARD OF DIRECTORS

NIELS ERIK NIELSON
BORN: 14-03-48    TORM SHARES: 5,360    RE-ELECTION: 2011

N. E. Nielsen became Chairman of TORM in April 2002 and has been a Board member since September 2000. N. E. Nielsen is a partner of the law firm Bech-Bruun and holds a law degree from the University of Copenhagen, N.E. Nielsen is member of TORM’s Remuneration Committee and a Board member of the following companies:
— Amagerbanken Aktieselskab
— Ambu A/S
— Charles Christensen A/S
— Cimber Sterling Group A/S
— Danica-Elektronik A/S
— Gammelrand Holding A/S
— InterMail A/S
— Mezzanin Kapital A/S
— Pele Holding A/S
— P.O.A. Ejendomme A/S
— Satair A/S
— SCF-Technologies A/S
— Weibel Scientific A/S
with subsidiary companies

SPECIAL COMPETENCIES:

— General management as Chairman of other listed companies with global activities
— Specialist in company law

CHRISTIAN FRIGAST
BORN: 23-11-51   TORM SHARES: 5,704  RE-ELECTION: 2011

A member of the Board since September 2000. Mr. Frigast became Deputy Chairman in April 2002. He is the Managing Director of Axcel A/S and holds an M.Sc(Econ) from the University of Copenhagen. Mr. Frigast is member of TORM’s Audit Committee and Remuneration Committee and a Board member of the following companies:
— Axcel Management A/S
— Noa Noa ApS
— Royal Scandinavia A/S
— DVCA

SPECIAL COMPETENCIES:
— General management as Chairman
— Board member of primarily non-listed Danish and international companies
— Financing
— Mergers and acquisitions

PETER ABILDGAARD
BORN: 21-04-65      TORM SHARES: 168    RE-ELECTION: 2011

A member of the Board since April 2007, representing the employees of TORM on the Board. Mr. Abildgaard is employed by TORM as General Manager for Quality and Vetting and has been with the Company since 1987.

SPECIAL COMPETENCIES:
— Member of Intertanko’s Vetting Committee
— Currently studying for an MBA in Shipping and Logistics

LENNART ARRIAS
BORN: 17-07-48    TORM SHARES: 680      RE-ELECTION: 2011

A member of the Board since April 2003, representing the employees of TORM on the Board. Mr. Arrias is employed by TORM as a Captain and has been with the Company since 1992.

SPECIAL COMPETENCIES:
— Worldwide sea services since 1965 with experience from general, refrigerated, container and project cargos as well as dry bulk andtanker cargo

MARGRETHE BLIGAARD
BORN: 18-05-68    TORM SHARES: 4,800    RE-ELECTION: 2011

A member of the Board since April 2007, representing the employees of TORM on the Board. Ms. Bligaard is employed by TORM as General Manager, HR Projects, and has been with the Company since 1989.

SPECIAL COMPETENCIES:
— 16 years’ experience with tanker chartering and operation
— Strategy work
— Executive MBA at Henley Management College

BO JAGD
BORN: 11-03-43    TORM SHARES: 1          RE-ELECTION: 2012

A member of the Board since April 2008. Mr. Jagd is member of TORM’s Audit Committee and a Board member of the following company:

— Mermaid Asset Management Fondsmæglerselskab A/S
— Mols-Linien A/S

SPECIAL COMPETENCIES:
— General management
— Credit risk assessment
— Risk management
— Finance

JESPER JARLBAEK
BORN: 09-03-56   TORM SHARES: 11,750   RE-ELECTION: 2013

A member of the Board since April 2009. Mr. Jarlbæk is member of TORM’s Audit Committee and a Board member of the following Danish companies:

— Altius Invest A/S
— Cimber Sterling Group A/S
— Groupcare Holding A/S
— International Rescue Journal A/S
— Julie Sandlau China ApS
— Laigaard & Partners
— Polaris III Invest Fonden
— Prospect A/S
— Radiocomp ApS
— Timpco ApS
— TK Development A/S
— TP Audit A/S
— Valuemaker A/S

SPECIAL COMPETENCIES:
— General management as Chairman
— Board member of primarily non-listed Danish and international companies
— Risk assessment and management
— Financial management and reporting

GABRIEL PANAYOTIDES
BORN: 14-01-55   TORM SHARES: 48,864   RE-ELECTION: 2011

A member of the Board since September 2000. Mr. Panayotides has been engaged in the ownership and operation of ships since 1978. He has a Bachelors degree from the Pireaus University of Economics. Mr. Panayotides is member of TORM‘s remuneration Committee and a Board member of the following companies:

— Excel Maritime (listed on NYSE)
— Bureau Veritas and Lloyds Register of Shipping classification society
— Greek Committee

SPECIAL COMPETENCIES:
— Board experience from other listed companies
— Ship managment – shipowning

ANGELOS PAPOULIAS
BORN: 28-06-54   TORM SHARES: 500      RE-ELECTION: 2013

A member of the Board since April 2009. Mr. Papoulias is a partner of Investments & Finance Ltd, a corporate finance advisory firm specialised in the maritime industry, and has worked as a finance director for Eletson Corporation and as a ship finance officer for Chase Manhattan Bank. He has a Master in International Management (Finance and Interna-tional Relations) from the American Graduate School of International Management in Phoenix, Arizona.

SPECIAL COMPETENCIES:
— Organisation of startup shipping ventures
— Credit risk assessment
— Risk management
●   Finance

STEFANOS-NIKO ZOUVELOS
BORN: 20-07-55     TORM SHARES: 100     RE-ELECTION: 2010

A member of the Board since April 2006. General Manager of Beltest Shipping Company Ltd. Mr. Zouvelos holds a M.Sc in Quantitative Economics from the University of Stirling, Scotland.

SPECIAL COMPETENCIES:
— Financial management in shipping
— Over 20 years in shipping

EXECUTIVE MANAGEMENT

MIKAEL SKOV
BORN: 03-07-63           TORM SHARES:  4,800

Chief Executive Officer since September 2008. From 2000 to 2007, Mikael Skov served as Executive Vice President for TORM’s Tanker Division, and from 2007 to 2008 as Chief Operating Officer. Mikael Skov has worked for TORM since 1984 and he is a Board member of the following companies:

— Syddansk Universitest – Institute for Maritime
— House of Dreams A/S
— Dunlopillo
— Danish Shipowners' Association

Complementing his professional experience, Mikael Skov has completed Insead International Executive programme and studied languages and economics at Copenhagen Business School.

ROLAND M. ANDERSEN
BORN: 22-03-68         TORM SHARES: 0
Chief Financial Officer since May 2008. From 2005 to 2008, Roland M. Andersen was CFO for the Danish mobile and broadband operator Sonofon/Cybercity. From 2000 to 2005, he was CFO for the private equity owned Cybercity. Prior to this, Roland M. Andersen has held positions with A.P. Moller-Maersk, the latest one as CFO for A.P. Moller-Maersk Singapore. Complementing his professional experience, Roland M. Andersen holds a M.Sc. and has attended the Executive Programme at London Business School.

SENIOR MANAGEMENT

TORBEN BAGER
Senior Vice President,
Group Treasury

SØREN CHRISTENSEN
Senior Vice President,
Bulk Division

ANDERS ENGHOLM
Executive Vice President,
Tanker Division

GUNNAR HANSEN
Senior Vice President,
Group IT

JESPER HOLMARK
Senior Vice President, Financial Planning and Accounting

CLAUS USEN JENSEN
Executive Vice President,
Technical Division

JAN MECHLENBURG
Executive Vice President, Shipowning and Sale & Purchase Division

KIM RASMUSSEN
Senior Vice President,
Bulk Division

CHRISTIAN RIBER
Senior Vice President, Group HR

STATEMENT BY MANAGEMENT ON THE ANNUAL REPORT

We have today presented the annual report of TORM A/S for the financial year 1 January - 31 December 2009.

The annual report is prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at 31 December 2009 as well as of their financial performance and their cash flows for the financial year 1 January - 31 December 2009.

We also believe that the management commentary contains a fair review of the development and performance of the Group’s and the Parent’s business and of their financial position as a whole, together with a description of the principal risks and uncertainties that they face.

We recommend the annual report for adoption at the Annual General Meeting.

Copenhagen, 11 March 2010

BOARD OF DIRECTORS:	EXECUTIVE MANAGEMENT:
Niels Erik Nielsen,	Mikael Skov,
Chairman	CEO
Christian Frigast,	Roland M. Andersen,
Deputy Chairman	CFO
Peter Abildgaard
Lennart Arrias
Margrethe Bligaard
Bo Jagd
Gabriel Panayotides
Angelos Papoulias
Jesper Jarlbæk
Stefanos-Niko Zouvelos

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF TORM A/S
We have audited the consolidated financial statements and financial statements of Torm A/S for the financial year 1 January - 31 December 2009, which comprise the income statement , balance sheet, statement of changes in equity, cash flow statement and notes, including the accounting policies, for the Group as well as the Parent and the management report. The consolidated financial statements and financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies. The management report has been prepared in accordance with the Danish Financial Statements Act.

Management’s responsibility for the consolidated financial statements, financial statements and management report Management is responsible for the preparation and fair presentation of consolidated financial statements and financial statements in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies and for the preparation of a management report that contains a fair review in accordance with the Danish Financial Statements Act. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and presentation of consolidated financial statements, financial statements and a management report that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY AND BASIS OF OPINION
Our responsibility is to express an opinion on these consolidated financial statements and financial statements and this management report based on our audit. We conducted our audit in accordance with Danish and International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements, financial statements and management report are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements, financial statements and management report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, financial statements and management report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of consolidated financial statements and financial statements and to the fair review of a management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements, financial statements and management report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

OPINION
In our opinion, the consolidated financial statements and financial statements give a true and fair view of the Group’s and the Parent’s financial position at 31 December 2009, and of their financial performance and their cash flows for the financial year 1 January - 31 December 2009 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for listed companies and the management report contains are a fair review in accordance with the Danish Financial Statements Act.

Copenhagen, 11 March 2010

DELOITTE
Statsautoriseret Revisionsaktieselskab

Erik Holst Jørgensen	Henrik Kjelgaard
State Authorised	State Authorised
Public Accountant	Public Accountant

PARENT

COMPANY 2009

1 JANUARY - 31 DECEMBER
INCOME
STATEMENT

USD ‘000
	Note	2009	2008

Revenue		782,447	978,280
Port expenses, bunkers and commissions		-218,753	-259,103
Freight and bunker derivatives		-11,952	-13,586

Time charter equivalent earnings		551,742	705,591

Charter hire		-234,592	-203,643
Operating expenses	2	-146,568	-127,044

Gross profit (Net earnings from shipping activities)		170,582	374,904

Profit from sale of vessels		28,146	30,778
Administrative expenses	2,3	-63,431	-71,241
Other operating income		8,147	18,360

EBITDA		143,444	352,801

Depreciation and impairment losses	5	-110,470	-86,271

Operating profit (EBIT)		32,974	266,530

Financial income	6	16,331	28,944
Financial expenses	6	-87,152	-104,378

Profit before tax		-37,847	191,096

Tax expenses	9	2,254	5,323

Net profit/(loss) for the year		-35,593	196,419

Allocation of profit
The Board of Directors recommends that the year’s result
of USD -36 million be allocated as follows:

Proposed dividend USD 0.0 per share of DKK 5 (2008: USD 0.76)		0
Retained profit		-35,593
		-35,593

The accompanying notes are an integrated part of these financial statements.

1 JANUARY - 31 DECEMBER
STATEMENT OF
COMPREHENSIVE INCOME

USD ‘000
	2009	2008

Net profit/(loss) for the year	-35,593	196,419

Other comprehensive income:
Fair value adjustment on hedging instruments	26,455	-57,381
Fair value adjustment on hedging instruments
transferred to income statement	4,050	14,855
Fair value adjustment on available for sale investments	1,545	-4,796
Transfer to profit or loss on sale of available for
sale investments	-3,681	-2,578
Other comprehensive income after tax	28,369	-49,900

Total comprehensive income for the year	-7,224	146,519

The accompanying notes are an integrated part of these financial statements.

AT 31 DECEMBER
BALANCE SHEET

USD ‘000
	Note	2009	2008

ASSETS
NON-CURRENT ASSETS
Tangible assets
Land and buildings		2,062	2,104
Vessels and capitalised dry-docking	12	2,063,279	1,949,447
Prepayments on vessels		219,897	222,083
Other plant and operating equipment		8,945	7,106
	5	2,294,183	2,180,740

Financial assets
Investment in subsidiaries	4	75,491	77,714
Loans to subsidiaries		217	16,551
Investment in jointly controlled entities	4	117,505	113,585
Loans to jointly controlled entities		38,766	42,158
Other investments	4	3,190	6,387
Other financial assets		8,500	31,002
		243,669	287,397

Total non-current assets		2,537,852	2,468,137

CURRENT ASSETS
Inventories of bunkers		23,195	16,353
Freight receivables, etc.	7	57,176	111,376
Other financial assets		400	10,700
Other receivables	8	32,184	66,083
Prepayments		14,479	12,723
Cash and cash equivalents		36,226	90,889
Total current assets		163,660	308,124

TOTAL ASSETS		2,701,512	2,776,261

The accompanying notes are an integrated part of these financial statements.

EQUITY AND LIABILITIES
EQUITY
Common shares		61,098	61,098
Treasury shares		-18,118	-18,118
Revaluation reserves		-2,242	-106
Retained profit		942,428	965,053
Proposed dividend		0	55,100
Hedging reserves		-3,258	-33,762
Translation reserves		5,896	5,896

Total equity		985,804	1,035,161

LIABILITIES
Non-current liabilities
Deferred tax liability	9	54,977	55,158
Mortgage debt and bank loans	10,12	1,405,746	1,266,547
Finance lease liabilities	15	28,052	0
Acquired liabilities related to options on vessels		1,885	10,672
Acquired time charter contracts		61	3,560
Total non-current liabilities		1,490,721	1,335,937

Current liabilities
Mortgage debt and bank loans	10,12	118,246	183,689
Finance lease liabilities	15	1,248	0
Trade payable		24,557	40,935
Current tax liabilities		5,126	9,491
Other liabilities	11	70,510	160,283
Acquired liabilities related to options on vessels		1,801	0
Acquired time charter contracts		3,499	10,765
Total current liabilities		224,987	405,163

Total liabilities		1,715,708	1,741,100

TOTAL EQUITY AND LIABILITIES		2,701,512	2,776,261

Accounting policies	1
Collateral security	12
Guarantee and contingent liabilities	13
Contractual liabilities	14
Finance lease liabilities - as lessee	15
Derivative financial instruments	16
Financial instruments	17
Related party transactions	18
Cash flows	19

The accompanying notes are an integrated part of these financial statements.

STATEMENT OF
CHANGES IN EQUITY

USD million	Common shares	Treasury shares*)	Retained profit	Proposed dividends	Revaluation reserves	Hedging reserves	Translation reserves	Total

EQUITY
Balance at 1 January 2008	61.1	-18.1	874.1	64.5	7.3	8.7	5.9	1,003.5

Changes in equity 2008:
Extraordinary dividends paid			-61.5					-61.5
Extraordinary dividends paid on treasury shares			3.0					3.0
Dividends paid				-68.6				-68.6
Dividends paid on treasury shares			3.3					3.3
Exchange rate adjustment on dividends paid			-4.1	4.1				0.0
Share-based compensation			8.9					8.9
Proposed dividends for the financial year			-55.1	55.1				0.0
Total comprehensive income for the year			196.4		-7.4	-42.5		146.5
Total changes in equity 2008	0.0	0.0	90.9	-9.4	-7.4	-42.5	0.0	31.6

Equity at 31 December 2008	61.1	-18.1	965.0	55.1	-0.1	-33.8	5.9	1,035.1

Changes in equity 2009:
Extraordinary dividends paid								0.0
Extraordinary dividends paid on treasury shares								0.0
Dividends paid				-51.2				-51.2
Dividends paid on treasury shares			2.5					2.5
Exchange rate adjustment on dividends paid			3.9	-3.9				0.0
Share-based compensation			6.6					6.6
Proposed dividends for the financial year				0.0				0.0
Total comprehensive income for the year			-35.6		-2.1	30.5		-7.2
Total changes in equity 2009	0.0	0.0	-22.6	-55.1	-2.1	30.5	0.0	-49.3

Equity at 31 December 2009	61.1	-18.1	942.4	0.0	-2.2	-3.3	5.9	985.8

*) Please refer to note 14 in the consolidated financial statements for further information on treasury shares. The accompanying notes are an integrated part of these financial statements.

CASH FLOW
STATEMENT

USD ’000
	Note	2009	2008

CASH FLOW FROM OPERATING ACTIVITIES
Operating profit		32,974	266,530

Adjustments:
Reversal of profit from sale of vessels		-28,146	-30,778
Reversal of depreciation and impairment losses		110,470	86,271
Reversal of other non-cash movements	19	863	6,026

Dividends received		5,725	10,400
Interest received and exchange rate gains		13,121	14,870
Interest paid and exchange rate losses		-58,572	-86,557
Income taxes paid/repaid		-2,291	-3,756
Change in bunkers, accounts receivables and payables		-3,501	-16,017

Net cash flow from operating activities		70,643	246,989

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets		-206,010	-277,009
Investment in equity interests and securities		-21	-133,917
Sale of equity interests and securities		4,747	17,365
Loans and repayment of loans to subsidiaries and jointly controlled entities		7,761	167,171
Sale of options on vessels		23,064	0
Sale of non-current assets		21,751	99,426

Net cash flow from investing activities		-148,708	-126,964

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt and finance lease liabilities		280,487	795,044
Repayment/redemption, mortgage debt and finance lease liabilities		-208,365	-789,295
Dividends paid		-48,720	-123,785

Cash flow from financing activities		23,402	-118,036

Net cash flow from operating, investing
and financing activities		-54,663	1,989

Cash and cash equivalents, at 1 January		90,889	88,900

Cash and cash equivalents, at 31 December		36,226	90,889
Of which used as collateral		0	0
		36,226	90,889

The accompanying notes are an integrated part of these financial statements.

NOTES

NOTE 1

SUPPLEMENTARY ACCOUNTING POLICIES FOR THE PARENT COMPANY
In addition to the accounting policies for the Group as presented in Note 1 in the consolidated financial statements, the Parent Company, TORM A/S, applies the following supplementary accounting policies.

FOREIGN CURRENCIES
Exchange rate gains or losses on intercompany balances with subsidiaries, which are considered a part of the investment in the entity, are recognised directly in equity.

INVESTMENTS IN SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES
Investment in subsidiaries, associated companies and jointly controlled entities are recognised and measured in the financial statements of the Parent Company at cost and classified as non-current assets. Dividends are recognised under financial income.

NOTE 2

USD million
	2009	2008
STAFF COSTS

Total staff costs
Staff costs included in operating expenses	22.0	22.2
Staff costs included in administrative expenses	36.4	46.9
Total	58.4	69.1

Staff costs comprise the following:
Wages and salaries	46.4	55.5
Share-based compensation	7.0	8.9
Pension costs	4.7	4.4
Other social security costs	0.3	0.3
Total	58.4	69.1

Employee information
The average number of staff in the Parent Company in the financial year was 441 (2008: 410).
Management remuneration is disclosed in note 4 in the consolidated financial statements.

NOTE 3

USD million
	2009	2008
Remuneration to the auditors
appointed at the Annual General Meeting

Deloitte
Audit fees	0.4	0.5
Audit related fees	0.1	0.2
Tax fees	0.1	0.2
Fees for other services	0.2	0.3
Total fees, Deloitte	0.8	1.2

NOTES

NOTE 4
		Investment in
USD million	Investment in	jointly controlled	Total	Other
	subsidiaries	activities	investments	investments

FINANCIAL ASSETS
Cost:
Balance at 1 January 2008	911.1	4.9	916.0	3.7
Additions	66.6	108.7	175.3	17.7
Disposals	-900.0	0.0	-900.0	-14.9
Balance at 31 December 2008	77.7	113.6	191.3	6.5

Value adjustment:
Balance at 1 January 2008				7.3
Exchange rate adjustment				-0.3
Value adjustment for the year				-4.5
Disposals				-2.6
Balance at 31 December 2008				-0.1

Carrying amount at 31 December 2008	77.7	113.6	191.3	6.4

Cost:
Balance at 1 January 2009	77.7	113.6	191.3	6.5
Additions	6.0	3.9	9.9	0.0
Disposals	-8.2	0.0	-8.2	-1.1
Impairment loss	0.0	0.0	0.0	0.0
Balance at 31 December 2009	75.5	117.5	193.0	5.4

Value adjustment:
Balance at 1 January 2009				-0.1
Exchange rate adjustment				0.2
Value adjustment for the year				1.4
Disposals				-3.7
Balance at 31 December 2009				-2.2

Carrying amount at 31 December 2009	75.5	117.5	193.0	3.2

Hereof listed				0.2
Hereof unlisted				3.0

Please refer to note 9 in the consolidated financial statement for information on impairment testing. A list of companies in the Group is found in note 29 in the consolidated financial statement.

NOTE 5
USD million	Land and buildings	Vessels and capitalised dry-docking	Prepayments on vessels	Other plant and operating equipment	Total

TANGIBLE
FIXED ASSETS
Cost:
Balance at 1 January 2008	2.1	1,073.2	218.7	10.0	1,304.0
Additions	0.2	904.4	265.4	5.4	1,175.4
Disposals	0.0	-79.1	0.0	-0.5	-79.6
Transferred to/from other items	0.0	262.0	-262.0	0.0	0.0
Balance at 31 December 2008	2.3	2,160.5	222.1	14.9	2,399.8

Depreciation and impairment losses:
Balance at 1 January 2008	0.1	139.2	0.0	5.7	145.0
Disposals	0.0	-11.8	0.0	-0.4	-12.2
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation for the year	0.1	83.7	0.0	2.5	86.3
Balance at 31 December 2008	0.2	211.1	0.0	7.8	219.1

Carrying amount at 31 December 2008	2.1	1,949.4	222.1	7.1	2,180.7

Hereof finance leases	0.0	0.0	0.0	0.0	0.0

Hereof financial expenses included in cost	0.0	2.1	0.4	0.0	2.5

Cost:
Balance at 1 January 2009	2.3	2,160.5	222.1	14.9	2,399.8
Additions	0.0	89.3	140.5	6.2	236.0
Disposals	0.0	-18.3	0.0	-0.9	-19.2
Transferred to/from other items	0.0	142.7	-142.7	0.0	0.0
Balance at 31 December 2009	2.3	2,374.2	219.9	20.2	2,616.6

Depreciation and impairment losses:
Balance at 1 January 2009	0.2	211.1	0.0	7.8	219.1
Disposals	0.0	-6.7	0.0	-0.5	-7.2
Reversal of impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation for the year	0.0	106.5	0.0	4.0	110.5
Balance at 31 December 2009	0.2	310.9	0.0	11.3	322.4

Carrying amount at 31 December 2009	2.1	2,063.3	219.9	8.9	2,294.2

Hereof finance leases	0.0	29.4	0.0	0.0	29.4

Hereof financial expenses included in cost	0.0	2.2	0.8	0.0	3.0

Included in the carrying amount for vessels and capitalised dry-docking are capitalised dry-docking costs in the amount of USD 31.2 mill. (2008: USD 30.5 mill.).

Please refer to note 9 in the consolidated financial statement for information on impairment testing.

Please refer to note 12 for information in relation to assets used for collateral security.

NOTES

NOTE 6

USD million
	2009	2008

FINANCIAL ITEMS
Financial income
Interest income from cash and cash equivalents	0.9	11.6
Gain on sale of other investments (available-for-sale)	3.7	2.6
Dividends	0.1	1.3
Dividends from subsidiaries	10.1	9.1
Exchange rate adjustments inclusive net gains from forward exchange rate contracts	1.5	4.3
	16.3	28.9

Financial expenses
Interest expense on mortgage and bank debt and interest on finance lease	47.3	85.3
Fair value adjustments on derivative financial instruments	21.8	17.8
Write down on financial fixed assets regarding liquidation of inactive subsidiaries	17.7	0.0
Other interest expenses	0.7	1.6
Hereof included in the cost of tangible fixed assets	-0.4	-0.3
	87.1	104.4

Total financial items	-70.8	-75.5

NOTE 7

FREIGHT RECEIVABLES, ETC.

Analysis as at 31 December of freight receivables, etc.:

USD million
	2009	2008

FREIGHT RECEIVABLES, ETC.
Neither past due nor impaired	28.0	51.7
Due < 30 days	19.3	43.7
Due between 30 and 180 days	4.2	12.5
Due > 180 days	5.7	3.5
Total Freight receivables, etc.	57.2	111.4

As at 31 December 2009, freight receivables, etc. includes receivables at a value of USD 0.1 mill. (2008: USD 0.1 mill.), that is individually determined to be impaired to a value of USD 0.0 mill. (2008: USD 0.0 mill.).Movements in the provision for impairment of freight receivables, etc. during the year are as follows:

USD million
	2009	2008

PROVISION FOR IMPAIRMENT OF FREIGHT RECEIVABLES, ETC.
Balance at 1 January	0.1	0.8
Provisions for the year	0.0	0.0
Provisions reversed during the year	0.0	-0.1
Provisions utilised during the year	0.0	-0.6
Balance at 31 December	0.1	0.1

Provision for impairment of freight receivables, etc. has been recognised in the income statement under administrative expenses. The provision is based on an individual assessment of each individual receivable.

NOTE 8

USD million
	2009	2008

OTHER RECEIVABLES

Partners and commercial managements	0.4	5.7
Derivative financial instruments	2.7	27.0
Receivables at joint ventures	22.4	26.7
Tax receivables	0.9	1.7
Miscellaneous, including items related to shipping activities	5.8	5.0
Balance at 31 December	32.2	66.1

NOTE 9

USD million
	2009	2008

TAX

Current tax for the year	-2.8	1.1
Adjustments related to previous years	4.9	3.7
Adjustment of deferred tax	0.2	0.5
	2.3	5.3

Effective corporate tax rate	6,0%	-2.8%

The Company participates in the tonnage tax scheme in Denmark. Participation in the tonnage tax scheme is binding until 31 December 2010.

Under the Danish tonnage tax scheme, the income and expenses from shipping activities are not subject to direct taxation. Instead the taxable income is calculated from:
- The net tonnage of the vessels used to generate the income from shipping activities·
-  A rate applicable to the specific net tonnage of the vessel, based on a sliding scale·
- The number of days the vessels are used during the year.

The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level.

The difference between the effective corporate tax rate 6,0% (2008: -2.8%) and the corporation tax rate in Denmark 25% (2008: 25%) primarily relates to the tonnage tax scheme.

Payment of dividends to the shareholders of TORM A/S has no taxable consequences for TORM A/S.

USD million
	2009	2008

DEFERRED TAX

Deferred tax as of 1 January	55.2	55.7
Deferred for the year	-0.2	-0.5
Deferred tax at 31 December	55.0	55.2
Essentially all deferred tax relates to vessels included in the transition account under the tonnage tax scheme.

NOTES

NOTE 10

USD million
					2009	2008

MORTGAGE DEBT AND BANK LOANS
To be repaid as follows:
Falling due within one year					118.2	183.7
Falling due between one and two years					161.7	101.0
Falling due between two and three years					156.8	144.5
Falling due between three and four years					622.2	139.6
Falling due between four and five years					156.1	406.7
Falling due after five years					309.0	474.7
					1,524.0	1,450.2

The presented amounts to be repaid are adjusted for directly related costs arised from the issuing of the loans by USD 6.4 mill. (2008: USD 4.2 mill.), which are amortised over the term of the loans.

EFFECTIVE INTEREST RATE AND FAIR VALUE OF MORTAGE DEBT AND BANK LOANS

			2009	2008	2009	2008
USD million		Fixed/	Effective	Effective	Fair	Fair
	Maturity	floating	interest	interest	value	value

LOAN
USD	2009	Floating	-	4.0%	-	82.7
USD	2011	Fixed	4.4%	4.4%	51.9	56.2
USD	2012	Fixed	4.4%	4.4%	55.7	60.0
USD	2013	Fixed	4.4%	4.4%	31.3	33.5
USD	2013	Floating	2.2%	3.9%	690.8	448.1
USD	2014	Floating	2.2%	4.3%	199.3	234.5
USD	2015	Floating	4.7%	4.7%	46.8	51.2
USD	2016	Floating	2.2%	3.8%	454.6	488.2

Weighted average effective interest rate				4.0%
Fair value					1,530.4	1,454.4

The Parent Company has an early settlement option to repay the loans.
Part of the loans with floating interest rate have been swapped to fixed interest rate.
Certain of the TORM’s loan agreements contain minimum requirements to the liquidity and solvency of the Company and other restrictions, which may limit TORM’s ability to
- Engage in mergers or acquisitions.
- Change the management of the Company’s vessel.
As of 31 December 2009 the Company comply with these minimum requirements and restrictive covenants. Based on the Company’s expected future cash flow, investment programmes, etc. TORM expect that the requirements and covenants is complied until the maturity of the loan agreements.

Please refer to the section ’Risk management’ and note 25 in the consolidated financial statements for further information on financial risks.

NOTE 11

USD million
	2009	2008

OTHER LIABILITIES
Partners and commercial managements	0.4	3.0
Accrued operating expenses	9.2	7.9
Accrued interests	5.1	8.6
Wages and social expenses	18.3	24.3
Derivative financial instruments	34.8	102.5
Payables to joint ventures	0.0	3.2
Tax payables, etc.	0.0	7.8
Miscellaneous, including items related to shipping activities	2.7	3.0
	70.5	160.3

NOTE 12

USD million
	2009	2008

COLLATERAL SECURITY
Collateral security for mortgage debt and bank loans:
Vessels	1,530.4	1,454.5
	1,530.4	1,454.5

The total carrying amount for vessels that have been provided as security amounts to USD 1,826 mill. (2008: USD 1,633 mill.).

NOTE 13

USD million
	2009	2008

GUARANTEE AND CONTINGENT LIABILITIES
Guarantee liabilities	0.0	0.0

The guarantee liability for the Parent Company is less than USD 0.1 mill. and relates to guarantee liabilities to Danish Shipowners’ Association.

NOTES

NOTE 14

USD million
	2009	2008

CONTRACTUAL LIABILITIES - AS LESSEE (Operating lease)
Charter hire for vessels on time charter and bareboat charter (incl. vessels not delivered):
Falling due within one year	240.0	256.6
Falling due between one and two years	227.2	232.8
Falling due between two and three years	220.0	201.0
Falling due between three and four years	195.7	183.3
Falling due between four and five years	147.5	167.0
Falling due after five years	207.4	351.3
	1,237.8	1,392.0
Average period until redelivery (year)	3.4	3.7

Leases have been entered into with a mutually interminable lease period of up to 8 years. Certain leases include an option to renew for one or two -additional years at a time for up to three years and/or a purchase option. Exercise of the purchase option on the individual vessel is based on an individual assessment. Certain leases include a profit sharing element implying that the actual charter hire may be higher.

Newbuilding instalments and exercised purchase options (purchase obligations):
Falling due within one year	160.8	148.0
Falling due between one and two years	107.7	187.4
Falling due between two and three years	93.3	111.1
Falling due between three and four years	8.4	58.6
Falling due between four and five years	0.0	0.0
Falling due after five years	0.0	0.0
	370.2	505.1

Other operating leases:
Falling due within one year	5.2	4.4
Falling due between one and two years	5.3	5.8
Falling due between two and three years	5.4	5.9
Falling due between three and four years	5.5	6.0
Falling due between four and five years	3.7	6.2
Falling due after five years	0.0	4.2
	25.1	32.5

Other operating leases primarily consist of contracts regarding office spaces, cars and apartments as well as IT-related contracts.

During the year Charter hire expenses have been recognised in the Income Statement by USD 234.6 million (2008: USD 206.3 million) of which USD -0.3 million (2008: USD 9.1 million) regards profit sharing elements. Other operating lease expenses have been recognised in the income statement by USD 4.2 million (2008: USD 3.9 million).

USD million
	2009	2008

CONTRACTUAL LIABILITIES - AS LESSOR (Operating lease)
Charter hire income for vessels on time charter and bareboat charter (incl. not delivered vessels):
Falling due within one year	310.2	242.9
Falling due between one and two years	165.6	136.3
Falling due between two and three years	69.9	34.0
Falling due between three and four years	11.0	11.0
Falling due between four and five years	5.8	5.8
Falling due after five years	2.8	2.8
	565.3	432.8
Average period until redelivery (year)	0.7	1.1

Charter hire income for vesssels on time charter and bareboat charter is recognised under revenue.

NEWBUILDING CONTRACTS
As at 31 December 2009 the Company had contracted 12 newbuildings (2008: 15 newbuildings) to be delivered during 2010 to 2013. For all 12 vessels the total outstanding contractual commitment amounted to USD 370.2 million (2008: USD 505.1 million).

NOTE 15
	Minimum
USD million	lease	Interest	Carrying
	payments	element	amount

FINANCE LEASE LIABILITIES - AS LESSEE
Lease liabilities regarding finance lease assets:

2009
Falling due within one year	4.9	-3.6	1.3
Falling due between one and five years	19.6	-12.7	6.9
Falling due after five years	27.3	-6.2	21.1
	51.8	-22.5	29.3

Fair value			29.3

2008
Falling due within one year	0.0	0.0	0.0
Falling due between one and five years	0.0	0.0	0.0
Falling due after five years	0.0	0.0	0.0
	0.0	0.0	0.0

Fair value			0.0

Finance lease relates to a MR product tanker vessel chartered on bareboat for a period of 8 years. The Company has an option to purchase the vessel at the end of 5th, 6th and 7th year of the charter period. At the expire of the charter period the Company has an obligation to purchase the vessel.

NOTE 16

DERIVATIVE FINANCIAL INSTRUMENTS
The table below shows the fair value of the derivative financial instruments:
USD million	Fair value at 31 Dec. 2009	Fair value at 31 Dec. 2008

Hedge accounting, cash flows:
Derivative financial instruments regarding interest rate and currency exchange rate:
Forward exchange rate contracts	-0.6	-0.2
Interest rate swaps	-2.7	-6.3
Derivative financial instruments regarding freight and bunkers:
Bunker hedge	0.0	-44.0
Forward Freight Agreement	0.0	16.7
Non hedge accounting:
Derivative financial instruments regarding interest rate and currency exchange rate:
Forward exchange rate contracts	0.0	-0.1
Interest rate swaps	-23.3	-28.8
Derivative financial instruments regarding freight and bunkers:
Bunker hedge	-0.6	0.9
Forward Freight Agreement	-4.7	0.6
Derivative financial instruments regarding options on vessels:
Right to share of gain on purchase options on vessels	8.9	41.7
Acquired liabilities related to options on vessels	-3.7	-10.7
	-26.7	-30.2
Hereof included in:
Non-current assets
Other financial assets	8.5	31.0

Current assets
Other receivables	1.2	25.9
Other financiale assets	0.4	10.7

Non-current liabilities
Acquired liabilities related to options on vessels	-1.9	-10.7

Current liabilities
Other receivables	-33.1	-87.1
Other financiale assets	-1.8	0.0
	-26.7	-30.2

NOTES

NOTE 16 - CONTINUED

The table below shows realised amounts as well as fair value adjustments regarding derivative financial instruments recognised in the income statement and equity in 2009:

	Income statement
		Port
		expenses,	Freight and		Equity
USD million		bunkers and	bunkers	Financial	Hedging
	Revenue	commissions	derivatives	items	reserves

Bunker hedge	-	-27.5	-2.0	-	44.0
Forward Freight Agreement	25.3	-	-9.9	-	-16.7
Forward rate contracts	-	-	-	2.8	-0.4
Interest rate swaps	-	-	-	-11.1	3.6
Currency options	-	-	-	2.4	-
Acquired liabilities related to options on vessels	-	-	-	5.4	-
Right to share of gain on purchase options on vessels	-	-	-	-31.3	-
Total 2009	25.3	-27.5	-11.9	-31.8	30.5

Bunker hedge	-	-2.8	0.9	-	-47.3
Forward Freight Agreement	-10.9	-	-14.5	-	10.7
Forward rate contracts	-	-	-	-3.5	-0.2
Interest rate swaps	-	-	-	-29.0	-5.7
Currency options	-	-	-	-2.1	-
Forward to buy shares	-	-	-	0.3	-
Acquired liabilities related to options on vessels	-			10.2	-
Total 2008	-10.9	-2.8	-13.6	-24.1	-42.5

Please refer to the section ’Risk management’ and note 25 in the consolidated financial statements for further information on financial risks.

The forward exchange rate contracts with a fair value of USD -0.6 million (2008: USD -0.2 million) are designated as hedge accounting to hedge a part of TORM’s payments in 2010 regarding administrative and operating expenses denominated in DKK.
The interest rate swaps with a fair value of USD -2,7 million (2008: USD -6.3 million) are designated as hedge accounting to hedge a part of TORM’s interest payments during the period 2010 to 2013.
The gains or losses on these contracts will be recognised in the income statement when realised together with the hedged items.

NOTE 17
FINANCIAL INSTRUMENTS
USD million
	2009	2008

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:

Loans and receivables
Loans to subsidiaries	0.2	16.9
Loans to jointly controlled entities	38.8	42.2
Freight receivables, etc.	57.2	111.4
Other receivables	30.0	38.0
Cash and cash equivalents	36.2	90.9
Total loans and receivables	162.4	299.4

Available-for-sale financial assets
Other investments	3.2	6.4
Total available-for-sale financial assets	3.2	6.4

Derivative financial instruments (assets)
Other financial assets (held for trading)	8.9	41.7
Other receivables (held for trading)	1.2	9.2
Other receivables (hedge accounting)	0.0	16.7
Total derivative financial instruments (assets)	10.1	67.6

Financial liabilities measured at amortised cost
Mortgage debt and bank loans	1,524.0	1,450.2
Finance lease liablilities	29.3	0.0
Trade payables	24.6	40.9
Other liabilities	18.9	41.4
Total financial liabilities measured at amortised cost	1,596.8	1,532.5

Derivative financial instruments (liabilities)
Acquired liabilities related to options on vessels (held for trading)	3.7	10.7
Other liabilities (held for trading)	29.8	36.6
Other liabilities (hedge accounting)	3.3	50.5
Total derivative financial instruments (liabilities)	36.8	97.8

The fair value of the financial assets and liabilities above equals the carrying amount except for mortgage debt and bank loans for which the fair value can be found in note 10.

Other financial assets comprises of TORM ’s rights to share of gain on purchase options on vessels, which were acquired as part of OMI. The options have been measured using a Monte Carlo simulation model where the key inputs are the expected volatility on the vessel prices and the estimated vessel prices today for all vessel ages. The volatility on vessel prices is based on the long term volatility of 5-year-old vessels and estimated to 15% (2008: 15%) and vessel prices are based on broker valuation at yearend.

FAIR VALUE HIERARCHY FOR FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET
The table below shows the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTES

NOTE 17 - CONTINUED

	2009
			Unobser-
	Quoted	Observable	vable
USD million	prices	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Available-for-sale financial assets:
Other investments	0.2	-	3.0	3.2
Derivative financial instruments (assets):
Other financial assets (held for trading)	-	8.9	-	8.9
Other receivables (held for trading)	-	1.2	-	1.2
Other receivables (hedge accounting)	-	0.0	-	0.0
Total financial assets	0.2	10.1	3.0	13.3

Derivative financial instruments (liabilities)
Acquired liabilities related to options on vessels (held for trading)	-	3.7	-	3.7
Other liabilities (held for trading)	-	29.8	-	29.8
Other liabilities (hedge accounting)	-	3.3	-	3.3
Total financial liabilities	0.0	36.8	0.0	36.8

	2008
			Unobser-
	Quoted	Observable	vable
USD million	prices	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Available-for-sale financial assets:
Other investments	3.5	-	2.9	6.4
Derivative financial instruments (assets):
Other financial assets (held for trading)	-	41.7	-	41.7
Other receivables (held for trading)	-	9.2	-	9.2
Other receivables (hedge accounting)	-	16.7	-	16.7
Total financial assets	3.5	67.6	2.9	74.0

Derivative financial instruments (liabilities)
Acquired liabilities related to options on vessels (held for trading)	-	10.7	-	10.7
Other liabilities (held for trading)	-	36.6	-	36.6
Other liabilities (hedge accounting)	-	50.5	-	50.5
Total financial liabilities	0.0	97.8	0.0	97.8

There were no transfers between Level 1 and 2 in 2009 and 2008.

RECONCILIATION OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET BASED ON LEVEL 3

USD million
			2009	2008

Other investments, Available-for-sale :

Balance at 1 January			2.9	3.1
Gain/loss in the income statement			0.0	0.0
Gain/loss in other comprehensive income			0.1	-0.2
Purchase			0.0	0.0
Sale			0.0	0.0
Transfers to/from Level 3			0.0	0.0
Balance at 31 December			3.0	2.9

Gain/loss in the income statement for assets held at the end of the reporting period			0.0	0.0

NOTE 18

RELATED PARTY TRANSACTIONS
Subsidiaries and jointly controlled entities are considered as related parties in relation to the parent company TORM A/S in addition to the related parties disclosed in note 27 to the consolidated financial statements. The following transactions took place between TORM A/S and subsidiairies and jointly controlled entities during the year:

USD million
	2009	2008

Services provided by TORM A/S	17.3	22.0
Assets sold by TORM A/S	16.5	0.0
Services provided by subsidiaries and jointly controlled entities	49.4	49.4
Assets sold by subidiaries and jointly controlled entities	44.3	0.0
	127.5	71.4

The service provided between the parties are all directly related to the Group’s shipping activities.

NOTE 19

USD million
	2009	2008

CASH FLOWS

Reversal of other non-cash movements:
Amortisation of acquired assets and liabilities	-12.5	-3.2
Fair value adjustmens on derivative financial instruments	6.8	0.0
Exchange rate adjustments	-0.2	0.3
Share-based payment	7.0	8.9
Other adjustments	-0.2	0.0
Total reversal of other non-cash movements	0.9	6.0

AT 31 DECEMBER 2009
FLEET OVERVIEW

Tankers		Ownership	DWT	Built	Tankers		Ownership	DWT	Built

LR2					MR-Ice	TORM LAURA	100%	52,000	2008
LR2	TORM HELENE	100%	99,999	1997	MR-Ice	TORM LENE	100%	52,000	2008
LR2	TORM KRISTINA	100%	105,001	1999	MR-Ice	TORM LOTTE	100%	52,000	2009
LR2	TORM GUDRUN	100%	101,122	2000	MR	TORM LOUISE	100%	52,000	2009
LR2	TORM INGEBORG	100%	99,999	2003	MR-Ice	TORM LILLY	100%	52,000	2009
LR2	TORM VALBORG	100%	99,999	2003	MR-Ice	TORM LANA	100%	52,000	2009
LR2	TORM MARGRETHE	100%	109,672	2006
LR2	TORM MARIE	100%	109,672	2006	SR
LR2	TORM MARGIT	100%	109,672	2007	SR	TORM MADISON	100%	35,828	2000
LR2	TORM METTE	100%	109,672	2007	SR	TORM TRINITY	100%	35,834	2000
LR2	TORM MARINA	50%	109,672	2007	SR	TORM RHONE	100%	35,751	2000
LR2	TORM MARIANNE	100%	110,000	2008	SR	TORM CHARENTE	100%	35,751	2001
LR2	TORM MAREN	100%	110,000	2008	SR-Ice	TORM OHIO	100%	37,274	2001
LR2	TORM MATHILDE	100%	110,000	2008	SR-Ice	TORM LOIRE	100%	37,106	2004
					SR-Ice	TORM GARONNE	100%	37,178	2004
LR1					SR-Ice	TORM SAONE	100%	37,106	2004
LR1	TORM SARA	100%	72,718	2003	SR-Ice	TORM FOX	100%	37,006	2005
LR1	TORM ESTRID	100%	74,999	2004	SR-Ice	TORM TEVERE	100%	36,990	2005
LR1	TORM EMILIE	100%	74,999	2004	SR	TORM GYDA	100%	37,000	2009
LR1	TORM ISMINI	100%	74,999	2004
LR1	TORM SIGNE	100%	72,718	2005
LR1	TORM SOFIA	100%	72,718	2005	Bulk		Ownership	DWT	Built
LR1	TORM UGLAND 50/50% J/V	50%	74,999	2007
LR1	TORM VENTURE	100%	74,999	2007	Panamax
					-	TORM ROTNA	100%	75,971	2001
MR					-	TORM ANHOLT	100%	74,195	2004
MR	FAJA DE ORO II	100%	44,999	1995	-	TORM BORNHOLM	100%	75,912	2004
MR	POTERO DEL LIANO II	100%	47,165	1999	-	TORM CHARLOTTE	100%	75,912	2005
MR	TORM GUNHILD	100%	44,999	1999
MR	TORM ANNE	100%	44,990	1999
MR	TORM NECHES	100%	47,052	2000
MR	TORM CLARA	100%	45,999	2000
MR	TORM CECILIE	100%	44,946	2001
MR	TORM AMAZON	100%	47,275	2002
MR	TORM SAN JACINTO	100%	47,038	2002
MR	TORM MARY	100%	45,990	2002
MR	TORM VITA	100%	45,940	2002
MR	TORM CAROLINE	100%	44,946	2002
MR	TORM GERTRUD	100%	45,940	2002
MR	TORM GERD	100%	45,940	2002
MR	TORM THYRA	100%	45,990	2003
MR	TORM FREYA	100%	45,990	2003
MR	TORM MOSELLE	100%	47,024	2003
MR	TORM ROSETTA	100%	47,015	2003
MR	TORM CAMILLA	100%	44,990	2003
MR	TORM CARINA	100%	44,990	2003
MR	TORM HORIZON	100%	46,955	2004
MR	TORM HELVIG	100%	44,990	2005
MR	TORM RAGNHILD	100%	44,990	2005
MR-Ice	TORM THAMES	100%	47,035	2005
MR	TORM KANSAS	100%	46,922	2006
MR	TORM REPUBLICAN	100%	46,893	2006
MR	TORM PLATTE	100%	46,920	2006

AT 31 DECEMBER 2009
NEW BUILDINGS

Tankers		Ownership	DWT	Expected delivery

MR
MR	TORM ALICE GSI 06131033	100%	50,500	2010
MR	TORM ASLAUG GSI 06131034	100%	50,500	2010
MR	TORM ALEXANDRA GSI 06130041	100%	50,500	2010
MR	TORM AGNETE GSI 06130042	100%	50,500	2010
MR	TORM ALMENA GSI 06131035	100%	50,500	2010
MR	TORM AGNES GSI 06131036	100%	50,500	2010
MR	TORM AMALIE GSI 06130043	100%	50,500	2010
MR	TORM ARAWA GSI 08130005	100%	52,300	2011
MR	TORM ANABEL GSI 08130006	100%	52,300	2011
MR	TORM ASTA GSI 08130007	100%	52,300	2012
MR	TORM ARIANNA GSI 08130008	100%	52,300	2012

Bulk		Ownership	DWT	Expected delivery

Kamsarmax
-	NB Tsuneishi Zhoushan - SS063	100%	82,100	2011
-	NB Tsuneishi Zhoushan - SS064	100%	82,100	2011
-	NB Tsuneishi Zhoushan - SS065	100%	82,100	2012
-	NB Tsuneishi Zhoushan - SS066	100%	82,100	2013

GLOSSARY

20-F: Annual report filed with the US Securities and Exchange C ommission (SEC).

ADR: American Depository Receipt. Proof of ownership of (the equivalent) of one share. ADR s are used by foreign companies wishing to list on American stock exchanges.

ADS: American Depositary Shares. Shares registered with the SEC and kept in custody with a bank as security for the ADRs issued.

AFRAMAX: A vessel with a cargo carrying capacity of 80,000 – 100,000 dwt.

ASSET MANAGEMENT: Acquisition and ownership of assets (ships), which may be disposed of at an optimal time with a view to generating a one-off profit - as opposed to profits derived from operating the asset.

BAREBOAT: See B/B.

B/B: BAREBOAT. A form of charter arrangement whereby the charterer is responsible for all costs and risks in connection with the vessel’s operation.

BULK: Dry cargo - typically commodities such as coal, grain, iron ore, etc.

BUNKER: Fuel with which to run a ship’s engines.

CAPESIZE: Bulk carrier with a cargo carrying capacity of 120,000-200,000 dwt.

CLASSIFICATION SOCIETY: Independent organization, which through verification of design, construction, building process and operation of vessels ensure that the vessels at all times meet a long list of requirements to seaworthiness, etc. If the vessels do not meet these requirements, insurance and mortgaging the vessel will typically not be possible.

COA: Contract of Affreightment. A contract that involves a number of consecutive cargoes at previously agreed freight rates.

COATING: The internal coatings applied to the tanks of a product tanker enabling the vessel to load refined oil products.

DEMURRAGE: A charge against the charterer of a ship for delaying the vessel beyond the allowed free time. The demurrage rate will typically be at a level equal to the earnings in USD/day for the voyage.

DKK: Danish Kroner.

DRY CARGO: See Bulk.

DWT: Deadweight tons. The cargo carrying capacity of a ship.

FFA: Forward Freight Agreement. A financial derivative instrument enabling freight to be hedged forward at a fixed price.

GAAP: Generally Accepted Accounting Principles.

HANDYMAX: Bulk carriers with a cargo carrying capacity of 40-60,000 dwt.

HANDYSIZE: Bulk carriers with a cargo carrying capacity of 20-40,000 dwt.

IAS: International Accounting Standards.

IFRS: International Financial Reporting Standards.

IMO: International Maritime Organisation.

LR1: Long Range 1. A specific class of product tankers with a cargo carrying capacity of 60,000 – 80,000 dwt.

LR2: Long Range 2. A specific class of product tankers with a cargo carrying capacity of 80,000 – 110,000 dwt.

MR: Medium Range. A specific class of product tankers with a cargo carrying capacity of 40,000 – 60,000 dwt.

OPA-90: Oil Pollution Act 1990. US environmental law implemented following the grounding of Exxon Valdez in Alaska.

OPEC: Organization of the Petroleum Exporting Countries.

PANAMAX: A vessel with a cargo carrying capacity of 60,000–80,000 dwt. The biggest vessel allowed to pass through the Panama Canal.

P&I CLUBS: Protection & Indemnity club.

POOL: A grouping of ships of similar size and characteristics, owned by different owners, but which are commercially operated jointly. The pool manager is mandated to charter the ships out for the maximum benefit of the pool as a whole. Earnings are equalized taking account of differences in ships’ specifications, the number of days the ships have been ready for charter, etc.

PRODUCT TANKER: A vessel suitable for trading clean petroleum products such as gasoline, jet fuel and naphtha.

SEC: US Securities and Exchange Commission.

SR: Short R ange. A specific class of product tankers with a cargo carrying capacity of 20,000 – 40,000 dwt.

T/C: Time charter. An agreement covering the chartering out of a vessel to an end user for a defined period of time, where the owner is responsible for crewing the vessel, but the charterer must pay port costs and bunker.

TCE: See T/C equivalent.

TIME CHARTER: See T/C.

T/C EQUIVALENT: The freight receivable after deducting port expenses, consumption of bunker and commissions.

UN: The United Nations.

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